



2011 ANNUAL REPORT

SEC
Mail Processing
Section

MAR 26 2012

Washington DC
405

Adapting

TO A CHANGING WORLD

Entergy Corporation and Subsidiaries 2011

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees.

HIGHLIGHTS	2011	Change	2010	Change	2009
FINANCIAL RESULTS					
(in millions, except percentages and per share amounts)					
Operating revenues	$11,229	(2.3%)	$11,488	6.9%	$10,746
Net income attributable to Entergy Corporation	$ 1,346	7.7%	$ 1,250	1.5%	$ 1,231
Earnings per share					
Basic	$ 7.59	12.9%	$ 6.72	5.2%	$ 6.39
Diluted	$ 7.55	13.4%	$ 6.66	5.7%	$ 6.30
Average shares outstanding					
Basic	177.4	(4.6%)	186.0	(3.5%)	192.8
Diluted	178.4	(5.0%)	187.8	(4.1%)	195.8
Return on average common equity	15.4%	5.5%	14.6%	(2.0%)	14.9%
Net cash flow provided by operating activities	$ 3,129	(20.3%)	$ 3,926	33.9%	$ 2,933
UTILITY ELECTRIC OPERATING DATA					
Retail kilowatt-hour sales (in millions)	108,688	1.1%	107,510	8.4%	99,148
Peak demand (in megawatts)	22,387	2.7%	21,799	3.8%	21,009
Retail customers – year-end (in thousands)	2,757	0.5%	2,743	0.9%	2,719
TOTAL EMPLOYEES – YEAR-END	14,682	(1.8%)	14,958	(1.5%)	15,181

Additional Information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Contents

Letter to Our Stakeholders 2
Making Progress on Many Fronts 8
Our Point of View on Transmission 10
Entergy Corporation 12
Utility 16
Entergy Wholesale Commodities 20
Our 2011 Environmental Initiatives and Point of View on Climate Change 24
Managing Future Change 28
Financial Review 29
Investor Information 111
Directors and Executive Officers 112

Adapting to Change

Frogs are amazing animals that have demonstrated for millions of years a remarkable ability to adapt. From eyes that can see in virtually every direction to webbed feet for strong swimming, frogs have developed the skills and behaviors to survive even as other species have disappeared.

In our 2011 annual report, we present the strategies and capabilities we have developed and are implementing to adapt to our changing world. Our strategies are multidimensional but share a common goal: to consistently deliver value over the long term to all our stakeholders.

One of the largest and loudest frogs in North America, the bullfrog is one of more than 4,900 frog species that can be found around the world in an incredibly diverse range of habitats, from the desert to the tropics to the Arctic. Around since before the dinosaurs, the survival and proliferation of frogs is evidence of their extraordinary adaptation to a constantly changing world.



To Our Stakeholders

More than 200 million years ago when dinosaurs roamed the earth, there were frogs. While some scientists believe today's birds may share some of their ancestry with dinosaurs, cataclysmic changes in the planetary environment eliminated the dinosaur, as we typically think of them. Not so the frog. In fact, frogs went on to adapt in a spectacular way to environmental change. Today there are more than 4,900 frog species found in a remarkable variety of climates and habitats around the world.

Of course, most of us have been led to believe frogs are not nearly so well genetically coded. There is a widespread anecdote describing a frog slowly being boiled alive. The story goes that if you put a frog in boiling water, it will sense danger and jump out. But if you put the frog in a pot of cool water and slowly increase the heat to boiling, the frog will not perceive the danger and will be slowly cooked. The story is used to illustrate numerous points, including why society doesn't act to curb climate change. We don't physically feel or smell the danger. While the story makes a great metaphor, it is only that. Modern scientists will tell you the frog will frantically seek to jump in either case, if you give it a way out. That is a lesson often learned the hard way. No one can predict the future with certainty, and while an adaptive strategy developed through an analytically-based, forward-looking point of view is the foundation of Entergy's business model, it is critical to always maintain an immediate exit alternative and the will to make that leap from the path you had planned.

At Entergy, we continue to not only adapt – for example, setting and outperforming voluntary limits on our own CO_2 emissions – but also to utilize the safety net of exiting a business strategically when risk management is not an effective strategy for protecting the stakeholders. When the regulations in the U.K. were changing, we anticipated the eventual market volatility. To reduce our exposure, we sold one of our two power plants for a substantial profit and the other was put to the banks, walking away from our modest equity investment instead of years of bleeding shareholders' cash justified by wishful thinking that we would make it up later.

In the energy trading business, when our competitors, basically Wall Street firms, began giving free credit to non-creditworthy counterparties, we refused to compete by warehousing market-induced credit risk. We sold the business for a substantial profit to a Wall Street firm that subsequently was one of the firms rescued in the credit default swap debacle.

The Proposed Spin-Off and Merger of Our Transmission Business

It's a long list of actions we have taken over the years to create shareholder wealth or protect credit quality. Most recently on Dec. 5, 2011, we announced the spin-off of our transmission business to our shareholders and the subsequent merger of that business with ITC Holdings Corp.

We first explored the idea of creating a standalone transmission business in 1999, under a structure that included retaining a passive ownership at Entergy. Since that time, Regional Transmission Organizations, like the Midwest Independent Transmission System Operator and others, have developed a track record of adding value and improving market efficiencies. Throughout this period, we consistently advocated for independent transmission structures.

Adapting to the lessons learned over the past decade, the ITC transaction is different than we previously proposed. It incorporates a complete spin-off of Entergy's electric transmission business, or "Transco." Entergy *common shareholders* will continue to have ownership in the transmission business, but *Entergy Corporation* will not. Immediately after the spin-off, Transco will then merge into a subsidiary of ITC. Prior to the merger, ITC expects to effectuate a $700 million recapitalization, currently anticipated to take the form of a one-time special dividend. The merger will result in Entergy shareholders receiving 50.1 percent of the shares of the new ITC; existing ITC shareholders will own the remaining 49.9 percent. In addition, ITC will assume $1.775 billion in indebtedness issued by Entergy in connection with the internal separation of the transmission business.



Many in our industry see transmission as a way to grow earnings or rate base, or they have a strategy that seeks ways to get bigger through mergers with other investor-owned utilities. So why? Why shrink our company, particularly by a spin-off of a fast-growing business? Our obligation is to the shareholders of the company and, of course, other stakeholders like our customers and employees. These are the real people. The "company" is an artificial "person" created by law. If the owners, customers, employees and other stakeholders are better served, then the company has achieved the purpose for which it was created. In today's changing environment, focus is far more valuable than size. In the world of mammals, most scientists will tell you larger species, like dinosaurs, may evolve faster, but become extinct more quickly: live harder, die faster. In business, sustainability is no different.

After closing the merger with ITC, Entergy's transmission business will be part of a completely independent electric transmission company. ITC is a leading independent transmission company with an excellent track record of service and safety. Entergy Corporation becomes a smaller company by approximately $3 billion of assets that will be spun off to our owners. There's no gain to the corporation and less immediate earning power for Entergy. On the other hand, the ITC transaction allows Entergy to maintain its financial flexibility, which we believe will enable ongoing investment, better access to capital and protect credit quality needed to serve our customers. The expected annual capital needs of the transmission business are four to five times the cash provided by the depreciation allowance. Moreover, this outcome is consistent with congressional intent and the Federal Energy Regulatory Commission policy and direction and addresses transmission issues raised by other entities that rely on our utility operating companies' transmission system. We are listening to our regulators now to gain a better understanding of their perspectives and any concerns. Completion of the transaction is targeted for 2013, subject to receipt of necessary approvals.

Nobody likes the sound of "shrinking the company" or admitting that maybe a different organization can meet certain needs better than your current organization. Our employees do a phenomenal job as evidenced by receipt of the Edison Electric Institute Emergency Response Award for 14 consecutive years. As a vertically integrated utility and generation company, we handle nuclear operations, license renewal of nuclear plants, establishment of new distribution standards to meet the risks of rising sea levels, storm surges, and stronger and more frequent hurricanes, and a host of other issues. ITC wakes up every morning and *only* thinks transmission. They bring a single focus, and for those enamored with size, it will be one of the largest electric transmission companies in the country, with more than 30,000 miles of transmission lines.

As Adam Smith pointed out in "The Wealth of Nations," when ownership is separated from management, the latter will inevitably begin to neglect the interests of the former. That is a trap we are determined to avoid. A corporation exists to serve its shareholders, not to serve itself to the detriment of its owners. I am convinced Entergy's owners will be better served by this transaction and I have no doubt an independent electric transmission company that is part of an RTO with real-time markets for power is superior to any other model for customers and suppliers.

Our board has always recognized the importance of the dividend, which is taking on a more prominent role for our shareholders in today's low interest-rate environment. Even with some of the earnings growth associated with the transmission business migrating to ITC, the current long-term financial outlook supports maintaining Entergy's dividend at the current $3.32 per share annualized level after closing the ITC transaction. Any dividend from ITC that our shareholders are expected to receive would be in addition to the Entergy dividend.



In this case, each Entergy shareholder receives ownership in two companies and presumably higher *combined* earnings and dividends. The employees of our electric transmission business receive better career opportunities as part of a transmission-only business. Our customers and suppliers will be part of the best structure to drive economic efficiency, achieve an open and robust market, and provide access for low-cost generation and efficient transmission use and expansion.

The business and financial landscape facing the utility industry is undergoing its own transformation. From volatile commodity price markets and evolving and uncertain environmental regulations, to the longer-term need for multi-trillion dollar industry-wide capital investments and potentially catastrophic risk from climate change, the future will offer unprecedented challenges. The issues we face at Entergy are no different. There is no place to hide. There is no "safe" path. The path we have chosen will not be easy. It will require outstanding execution; it contemplates an end-state that will create sustainable value for all stakeholders. At the same time, we believe we must be flexible and adaptable to bring our vision to reality.

Our Track Record of Adaptation

While our track record of adaptation at Entergy doesn't come close to the frog's 200 million years, we have been at it for many years. Our point-of-view-driven business model gives us the foresight to identify and effectively adapt to changing market conditions. This approach has created value for our stakeholders through major transactions such as the purchase of generation assets, including our Northern U.S. nuclear fleet, and, as I previously referenced, the formation and subsequent sales of the Entergy-Koch joint venture's trading and natural gas pipeline businesses. Our industry-leading storm response capability has been honed from years of experience, and the operational capability is now matched by efficient financial recovery and regulatory mechanisms put in place after hurricanes Katrina and Rita in 2005. We have also adapted in many other ways over the years, developing new technologies, improving processes and adding capabilities to better serve our customers, shareholders and communities.

Our DNA:
Safety, Sustainability and Operational Excellence

Even as we have evolved as an organization, there are key elements of our company that do not change. These elements define Entergy in the same way that being amphibian with a short body, webbed digits, protruding eyes and no tail defines a frog.

We are defined by our unrelenting focus on safety and our goal of achieving an accident-free work environment. We are defined by our pursuit of sustainability, which drives us to work hand-in-hand with numerous stakeholders to achieve economic, societal and environmental priorities. We are defined by our employees' drive for operational excellence throughout our organization. From our storm restoration records to our continuous nuclear operating-run records, our employees take pride in setting the standard for the industry.

With this as our DNA, we can act confidently on our points of view. We have the proven ability to adapt to even the most difficult of conditions without losing sight of the overall goal to create sustainable value for all stakeholders.

2011 Results:
Strong Operational Performance

In 2011, we took actions in our utility business and within Entergy Wholesale Commodities to adapt to and take advantage of opportunities during these changing times. We delivered strong operational performance, excellent customer service and generated record operational earnings per share for the *11th time in the past 12 years*. Strategically, we made moves to bolster our generation portfolio in both businesses. We announced proposals to move the utility operating companies to MISO and then a separate transaction to spin off and merge our transmission business with ITC. We also continued our ongoing efforts towards securing renewed licenses for our Northeast nuclear fleet. Returns to shareholders reached nearly $800 million through a combination of dividends and share repurchases. And we were named again to the Dow Jones Sustainability North America Index. It marks the *10th consecutive year* that Entergy has been included on either the DJSI World Index or DJSI North America Index, or both, in recognition of our sustainability leadership, a distinction held by no other U.S. utility.

At the same time our 2011 total shareholder performance was dismal in comparison to our peers. Our total shareholder return ranked in the bottom quartile of our peer group. Concerns surrounding our Northeast nuclear plants, including the Indian Point Energy Center near New York City, have contributed to limiting investors' willingness to take what they often think of as "political risk" that is outside our control and often unpredictable. Also devastating in 2011 was our employee safety performance. We lost a long-time, dedicated and respected co-worker in a traffic-related pedestrian accident and another employee was severely injured on the job. As a result, it is tough to look back on the positives last year that many in our organization achieved without recognizing the shortcomings in the basic areas of safety and total shareholder return.



We can't change the perception of the political risk associated with nuclear power overnight; not when countries like Germany announce their intent to exit nuclear generation completely, or when a technology-savvy country like Japan experiences an event like Fukushima. All we can do is continue to safely operate our plants at the highest possible performance levels, ensure we do not shortchange risk management in the design, investment and maintenance of our plants, assure that the public has the facts relative to the safety of our plants, and rely on the regulatory and legal systems to protect our right to operate a safe plant.

More generally, the strategies, plans and initiatives under way today set the foundation toward our vision of the future for Entergy and the industry.

Our Utility Business: Finding Opportunity in Challenge

Our utility business is committed to safely providing affordable, reliable and clean power to its customers. In years past, our utility operating companies have faced multiple challenges to achieving that goal. They have worked diligently to develop solutions to address each challenge.

One of our top priorities has been to secure flexible regulatory mechanisms that allow our utility operating companies the opportunity to earn returns commensurate with investment alternatives of comparable risk. In recent years, we realized significant improvement in achieving authorized returns on equity. In fact, over the last 12 months, we were near the top of our industry in making the most of the opportunities available to us. All Entergy jurisdictions use alternative rate recovery mechanisms including riders and/or Formula Rate Plans to reduce regulatory lag. While efficient and effective, they do not eliminate the need for rate cases. Late last year, we filed a base rate case in Texas, and plan to make rate case filings in Louisiana by January 2013. In other jurisdictions, including Arkansas, the next base rate case is likely to align with the timing related to the System Agreement exits and the proposed move to MISO.

Our utility operating companies also moved to address their ongoing generation capacity needs. Examples of the build, buy or contract actions taken in 2011 include: Entergy Arkansas and Entergy Mississippi each announced plans to purchase a combined-cycle gas-turbine unit; Entergy Louisiana requested regulatory approval to build a 550-megawatt CCGT unit at its existing Ninemile Point plant, including selling a portion of the output to Entergy Gulf States Louisiana and Entergy New Orleans; and Entergy Texas entered into a 10-year, 485-megawatt power purchase agreement with Calpine Energy Services, L.P., with 50 percent of the output to be sold to Entergy Gulf States Louisiana. Thanks in part to these types of efforts to develop efficient regulatory constructs and identify opportunities to meet our customers' long-term generation needs, the past five-year increase in average residential rates for Entergy utility customers was substantially less than the U.S. average. At the same time, customer service performance improved.

Finally, our utility operating companies continued to work tirelessly in 2011 to find an acceptable solution to address the upcoming exits of two utility operating companies from the System Agreement as well as long-term arrangements for the transmission business. After comprehensive review and analysis, we determined that joining MISO is expected to provide substantial long-term benefits for Entergy utility customers. We identified potential customer savings of up to $1.4 billion in power production and related costs in the 2013 to 2022 time frame. These benefits derive from joining an RTO with substantial scale and a "Day Two" market. "Day Two" refers to an RTO that includes day-ahead and real-time energy markets. MISO has a functioning "Day Two" market today that will generate savings for our customers on day one. The other RTO evaluated – the Southwest Power Pool – does not, even though comparative cost-benefit analysis assumed SPP will get there by December 2013. Formal requests to join MISO have been filed, or are being prepared for filing, with our retail regulators. Decisions are expected by fall 2012.

Joining MISO effectively provides a reliable and cost-effective option for Entergy Arkansas and Entergy Mississippi to exit the System Agreement in December 2013 and November 2015, respectively. It replaces the expiring Independent Coordinator of Transmission arrangement for the system. The target implementation date is by December 2013 for transferring functional control of transmission facilities to MISO.

Given the numerous challenges faced and overcome in recent years, it's fair to say our utility business sets a standard for successful adaptation in a difficult climate of change. It has a long record of delivering affordable, reliable power to its customers and is on track to deliver 6 percent to 8 percent compound average annual net income growth over the 2010 to 2014 period (2009 base year), set before the announcement of the spin-merge of the transmission business. Details on how the long-term financial outlook will be affected by the proposed transmission business spin-off and merger will be provided at a future date. It is important to note that, with a 2013 targeted closing date, the transmission business will be part of the utility for a majority of the duration of this financial outlook, and Entergy's shareholders will continue to have ownership in both businesses after the transaction closes.





Entergy Wholesale Commodities: Preserving and Enhancing Value

Our goal at EWC is to preserve and enhance the value that exists in our wholesale generation portfolio. Operationally, EWC set the second highest annual net generation for its nuclear fleet in 2011. EWC also completed its purchase of the Rhode Island State Energy Center, a 583-megawatt CCGT plant located in the ISO New England market. The investment adds standalone economic value and also diversifies EWC's portfolio across fuel type and dispatch merit. The Rhode Island State Energy Center provides a valuable backstop against firm sales from the Pilgrim Nuclear Power Station and Vermont Yankee Nuclear Power Station, providing another tool to manage risk and reduce the unit-contingent discounts we have experienced in past hedging actions.

EWC is keenly focused on price risk management. The steep drop in forward prices since mid-2011 across the entire forward curve illustrates the importance of maintaining vigilance. Near-term forward prices continue to be constrained by excess reserve margins and domestic shale gas production that is outpacing demand. In addition, the mild winter resulted in storage greater than anticipated. Previously, we accelerated our near-term hedging activities consistent with our short-term point of view on natural gas and power prices. Hedging activity, excluding the Palisades Power Plant's long-term power purchase agreement, through the end of 2011 resulted in 77 terawatt-hours of planned nuclear generation hedged through 2016 at $800 million above end-of-February-2012 market prices. Long term, our point of view on power prices remains bullish on heat rate expansion associated with ongoing economic growth and implementation of new environmental regulation and/or legislation, and the expectation of a more disciplined approach to drilling activity.

Preserving the value of EWC also involves gaining approvals for continued operation of Pilgrim, Vermont Yankee and Indian Point. The license renewal process has become frustratingly long, extending well beyond the Nuclear Regulatory Commission's stated target of 30 months to review license applications in proceedings with contentions. At more than 72 months, Pilgrim's license renewal process has the dubious distinction of being the longest in history. In January, the Atomic Safety and Licensing Board dismissed the last pending late-filed Pilgrim contention and formally terminated its proceedings. Final decision making now rests with the NRC, which may choose to wait to issue the 20-year extended operating license until all appeals are resolved.

After more than 60 months of a thorough and exhaustive safety and environmental review, in March 2011 Vermont Yankee received its license renewal from the NRC. Subsequently, it became clear that Vermont state officials were singularly focused on shutting down the plant by withholding authority from the Vermont Public Service Board to grant the Certificate of Public Good for continued operation after March 21, 2012. While filing a lawsuit against the government is never a simple decision for a corporate board and was not our preferred strategy, the decision to do so was made after a multi-pronged, multi-year effort failed to find common ground with the state. Entergy and our Vermont Yankee nuclear power plant became a political football that was kicked almost daily. It was frustrating to be in a public battle where there were seemingly no "rules" of conduct. Respect for others and the truth are among our most basic values, and we never violated these during the process. Instead, we filed a lawsuit in the federal District Court for the District of Vermont, seeking to halt the state's actions to shut down the plant through legislating authority for itself that is constitutionally reserved for the federal government alone.

In a 102-page order in January 2012, the District Court ruled that certain of the state's attempts to force closure of Vermont Yankee are, in fact, unconstitutional and forbade the state from continuing to act in this manner. This decision is good news for our approximately 600 employees at Vermont Yankee, the environment and the community, and also stands for the proposition that the rule of law applies to everyone. Shortly after the order, Entergy filed a motion requesting that the VPSB grant, based on the existing record in its proceeding, Vermont Yankee's pending application for a new CPG, and the state of Vermont filed a notice of appeal of the District Court's ruling to the U.S. Court of Appeals for the Second Circuit. In February 2012, the VPSB submitted a list of questions to the parties involved in the proceeding concerning Vermont Yankee's application for a CPG. The VPSB's questions relate to, among other things, the effect of the recent decision on certain aspects of the VPSB's authority to issue a CPG and Vermont Yankee's authority to store spent fuel from its operations after March 21, 2012. We believe the intent of the District Court's decision was that Vermont Yankee could continue to operate under its renewed NRC license until a final decision is reached on the CPG request. Based on the VPSB's questions, we made a number of filings asking the District Court to provide clarity for all parties regarding certain aspects of the decision and its impact on the continued operation of Vermont Yankee while the VPSB considers our pending application for a CPG. The VPSB is an independent body with commissioners sworn to uphold the law, which we expect to act lawfully and professionally in granting the CPG. Our most recent action is indicative of our resolve to assure our stakeholders' rights are protected.

In New York, we are still in the early stages of license renewal for Indian Point. The ASLB is expected to begin initial hearings on the admitted issues by the end of 2012. This stage of the license renewal process could take many years as suggested by the Pilgrim license renewal proceeding, where nearly four years elapsed between the initial hearing and final



ASLB action. Pilgrim involved two admitted issues versus 14 issues still to be heard for Indian Point. In the meantime, Indian Point will continue to operate under the timely renewal doctrine, which automatically extends a license past its original term so long as renewal proceedings are pending. On the other hand, at the end of February 2012, the period for submitting contentions on Grand Gulf Nuclear Station's 20-year license renewal application closed without any contentions filed. As a result, the NRC's schedule to make a decision on Grand Gulf's license renewal is tentatively set for September 2013.

Also at Indian Point, at the state level, the administrative law judges of the New York State Department of Environmental Conservation began hearings in October to resolve issues identified in the water quality certification and water discharge permitting proceedings. Final decisions on these matters could take up to two years and are appealable in New York state court.

During 2011, attention on potential outcomes related to license renewal came to the forefront earlier on in the regulatory process in the aftermath of the nuclear events in Japan following its catastrophic earthquake and tsunami. We believe the record shows Indian Point can clearly operate safely for another 20 years and plays an important part in New York's energy supply, as further supported by an independent study by Charles River Associates commissioned by a New York City agency. CRA concluded that the impact of closing Indian Point would raise electricity prices by $10 billion to $12 billion, increase carbon and nitrogen oxide emissions and compromise electric reliability unless generation and/or transmission facilities were added. At the same time, we recognize and appreciate the value of certainty that would come from amicably resolving the situation in New York sooner rather than later. The governor of New York has been outspoken against the plant continuing to operate beyond its current license period. On the other hand, the decisions that affect the plant's future are made by independent, expert bodies. Political leaders or elected officials can voice their opinions, but not influence those experts' opinions or judgment, even though they may at times appoint the members.

Should an opportunity for achieving certainty arise at Indian Point that is fair to our stakeholders, we will pursue that end with creative ideas and a mind open to the needs and ideas of others. Our ultimate goal is to preserve the value of this vital asset for all stakeholders, including the *1,200 employees* and countless other people who would lose their jobs if power prices skyrocketed or reliability deteriorates as predicted if Indian Point is shut down prematurely.



Climate Change: Proposing a Simple, Direct Approach

Entergy is a long-time, active advocate for policy action to address climate change. In our point of view, climate change poses unacceptable risk to our region, our business, our society and our planet. Even frogs, survivors of any number of cataclysmic events in their 200 million years on the planet, are threatened by climate change, pollution and human population growth. Some estimate that more than a third of all amphibians – mostly frogs and toads – have been lost, and more are disappearing every day. Unaddressed, climate change could cause up to 50 percent of all species to face extinction. So what can we do?

We've presented guidelines in the past for a sustainable carbon policy, but in the face of political realities and the urgency of the climate change issue, we now advocate a simpler approach. Our approach includes immediate adaptation efforts in vulnerable areas, elimination of inefficient climate-related subsidies and mandates, a national carbon fee on every ton of CO_2 across the economy, and a large innovation effort by government directed toward basic research and funding demonstration projects.

We believe America needs to be a part of a global strategy to address climate change. We are among the 10 percent of nations that produce 90 percent of emissions. We led the way into the climate situation with early industrialization that drove unprecedented economic prosperity. We should lead the way out, using American ingenuity, our sense of duty and the bully pulpit that comes as the world's moral and economic leader. There is no nation better suited to the task.

On the other hand, action here in the U.S. on climate change has raised some legitimate fears. At the top of the list is the concern that if other large polluters like China or India don't follow the U.S. lead, we have little chance of making a meaningful difference. We advocate leadership but not unilateralism.

Dr. David Victor of the University of California, San Diego, the author of the climate change book, "Global Warming Gridlock," published last year to excellent reviews by such prestigious publications as *The Economist*, has offered new thoughts. Part of the answer lies in helping China and India understand their strong self-interest in cutting emissions of warming gases. Part also rests on looking at the full range of emissions that cause climate change. While most policy has focused on CO_2, it is also important to limit short-lived pollutants such as soot (black carbon), methane and ozone in the lower atmosphere (smog). Ton for ton these short-lived pollutants are more potent than CO_2. Methane, which is the only directly emitted greenhouse gas of these short-lived climate forcers, accounts for only 15 percent of global greenhouse gas emissions; however, these forcers when taken together are responsible for approximately 50 percent of the near-term warming influence. Technologies exist to make deep cuts in these now. But more importantly,



Making Progress on Many Fronts



Entergy has a long-standing commitment to sustainability. As a company, we believe we can only succeed over the long term by simultaneously making progress toward specific economic, operational, environmental and societal goals. We present these goals here along with our 2011 progress.

GOAL	2011 PROGRESS
Deliver top-quartile shareholder return	Our total shareholder return ranked in the bottom quartile of our peer group – a disappointing and unacceptable result. However, we are focused on deploying the capabilities and strategies that can help us achieve our top-quartile shareholder return goal.
Provide affordable, reliable and clean power to our customers	Customer satisfaction ratings as measured in a J.D. Power residential customer survey improved over the prior year – and two of our utility operating companies ranked among the most improved. Two separate proposals that are expected to provide long-term meaningful customer benefits were announced in 2011: the move to join the Midwest Independent Transmission System Operator and the plan to spin off and merge our electric transmission business with ITC Holdings Corp. In 2011, after successfully completing two five-year commitments, we made a voluntary 10-year commitment to stabilize our cumulative CO_2 emissions at 20 percent below year 2000 levels through 2020, taking into account all three commitment periods.
Operate safe, secure and vital generation resources	We completed the immediate Nuclear Regulatory Commission-mandated measures following events at Japan's Fukushima Daiichi Nuclear Power Plant in March 2011. Detailed walk-downs and reviews confirmed that defense-in-depth – multiple safety systems and multiple physical barriers – provides for safe operations even in extreme environments. We continued to advance the license renewal process at two Northeast plants and filed an application at a third utility-owned plant in the South. The NRC renewed the operating license for Vermont Yankee Nuclear Power Station for 20 years and, in January 2012, a federal district court ruled against the state of Vermont's previous attempt to close Vermont Yankee in March 2012.
Contribute to a society that is healthy, educated and productive while helping to break the cycle of poverty	We raised $2.9 million in bill payment assistance funds from customers, employees and shareholders. This total reflects a special one-time 2:1 match from our shareholders in response to extreme summer heat. As a result of this effort, total 2011 contributions increased 19 percent over 2010. Entergy and the Entergy Charitable Foundation gave more than $16.5 million in grants to improve the quality of life in the communities in which we operate. In 2011, we continued to promote an inclusive work environment through our more than 20 diversity and inclusion councils and employee resource groups.

reducing these pollutants would have immediate positive impacts on air pollution, crops and water supplies – things the Chinese and Indian governments care about. Soot, for example, already kills about two million people annually. The point Dr. Victor makes is countries will only do what they can do. And political support is essential in every country. Cutting these pollutants will have a tangible effect on warming, but substantial reductions in CO_2 are also needed. Victor's strategy is a way to align the self-interest of the large emitters in the developing world with America's interest in less global warming.

Right now, around the world, the U.S. is short on credibility and the diplomatic tools to assure the rest of the world will follow our lead. Dr. Victor's work deserves serious consideration in the climate change debate. The U.S. cannot engage in unilateral economic disarmament by charging for use of the environment while others continue to take it for free. But this is not the unsolvable issue some portray it to be.

Built to Last

When most people think of frogs, the first thing to come to mind isn't their remarkable evolutionary and adaptive record. For some, it's the boiled frog anecdote and for others it's the story of "The Princess and the Frog," first penned by the Grimm Brothers under a similar title and story line. Most recently it was made into a highly entertaining movie by Walt Disney Animation Studios, set in the jazz age in our home city of New Orleans. The story line is basically the same. The handsome prince is turned into a frog. But in this story so is the princess. Both are returned to their former status by a kiss between the frogs. And, of course, they live happily ever after – a delightful story, but fantasy.

The world, our nation, our industry and our company face enormous challenges. We must deal with reality, not happy talk that relies on the improbable to the impossible. There is no magic wand we can wave and turn a frog into more than it is. Putting two frogs together in a merger will not create a deity capable of solving the problems we face. The issues we face will require ingenuity, commitment, setting priorities, making sacrifices for the greater good and simply hard work. We cannot afford indecision or wishful thinking to deter us from the work clearly at hand.

Our point-of-view-driven business model helps us make the right decisions for our stakeholders and the long-term success of Entergy. However, implementing the model, making decisions and taking action require leadership and execution by talented, experienced people with a winning mentality. We have an abundance of such people at Entergy. Throughout our organization, our employees have demonstrated the ability to find opportunity within each challenge. Our organization has a proven ability to adapt to changing market conditions. As we work towards making plans and initiatives to address today's challenges, new opportunities will open up for our employees. I have no doubt they are prepared for what lies before us.

At the top ranks, every member of our senior leadership team is ready and able to lead the organization under the direction of our experienced board of directors. Through many changes – both internal and external – our leadership team has demonstrated resilience and adaptability. In January 2012, two key members of our leadership team, Group President of Utility Operations Gary Taylor and Executive Vice President and General Counsel Bob Sloan, announced their retirements. We thank Gary and Bob for their significant contributions to our organization. While they will be missed, we are fortunate to have exceptional depth of talent at Entergy that is ready and able to lead our organization forward in its efforts to deliver.

We are an organization where everyone is expected to roll up their sleeves every day and get their hands or work gloves dirty. While we strive to stay focused every day on long-term sustainability and serving our stakeholder needs, we are also prepared to take the gloves off to remove unnecessary or unreasonable roadblocks put up by those who oppose our efforts.

Over the last 13 years we have grown operational earnings per share at a rate 2.5 times the average and total annual shareholder return at 1.5 times the average of Philadelphia Utility Index members or top quartile. However, 2012 will be a difficult year on earnings as commodity prices are at the lowest point in years, and may not recover in the short term. But, like the frog, we'll adapt.

We're encouraged by the progress we made in 2011 in strategic areas of our business and yet we recognize there is still much to do. We'll make reasoned and, if necessary, tough decisions – as dictated by market conditions – with the overarching goal to deliver sustainable value to our stakeholders over the long term. We are grateful for the confidence our shareholders have expressed in Entergy and its leadership team. We are a 24-hour-a-day, 7-day-a-week business. If there were such a thing as overtime, I assure you, we are working it to achieve that end.



J. Wayne Leonard

J. Wayne Leonard
Chairman and Chief Executive Officer



OUR POINT OF VIEW

Transforming Electric Transmission

In 20 years, electric transmission could differ remarkably from the assets and systems we use today to move power throughout the country. In the future, intelligent, flexible transmission systems are likely to be required to reliably and securely connect an increasing number of customers and devices to central and distributed generation sources. Renewables, energy storage and demand response also may play new or larger roles in grid operations. Yet, given the existing state of the U.S. electric transmission infrastructure, achieving this type of transmission system represents a major undertaking.

In the United States, the average date power plants began commercial operation is 1960. The transmission corridors that connect these plants are more than 50 years old as well. While the transmission grid has performed remarkably and served customers well over this time, it is clear that significant investment in new technologies and expanded capacity could be required over the next two decades to transform the grid to meet the needs of our society. The Electric Power Research Institute estimates the net investment needed to realize the envisioned power delivery system in the U.S. falls within the range of $300 billion to $500 billion over the next 20 years.

Driving Investment and Transformation

Many catalysts are driving the need for investment and transformation including load growth, the addition of variable and intermittent energy generation resources such as wind and solar, increasing reliability and environmental requirements, security concerns and a restructured electricity marketplace.

Environmental regulations seeking to stabilize CO_2 emissions could result in significant investment in renewable energy sources. For example, renewable portfolio standards or goals have been adopted in more than 30 of the 50 U.S. states and the District of Columbia, accelerating the share of wind and solar generation in the power generation market. While we do not believe these types of mandates are economically efficient, we have consistently advocated for a price signal on CO_2 that would also create demand for cleaner technologies. Under either scenario, the renewable component of generation would grow, greatly increasing the complexity of grid operations. For example, EPRI estimates that commercial wind farms could increase the renewable component of generation more than tenfold over the next 20 to 25 years. If this is the case, transmission system operators would need to adapt their processes and procedures in significant ways. In addition, substantial transmission investments could be required due to the disparity between the location of wind resources and population centers. For example, 53 percent of the U.S. wind resources are in a portion of the Midwest that is home to only 5 percent of the U.S. population.

In an information-driven digital economy, reliable and secure power is mission-critical. The North American Electric Reliability Corporation estimates the societal cost of a massive blackout to be on the order of $10 billion per occurrence. Concerns over cyber security are mounting as the industry becomes more reliant on the Internet. Additionally, concerns over CO_2 emissions are driving the need for greater transmission efficiencies.



Finally, the move toward competitive energy markets in the U.S. is increasing the number of players and transactions that the electric transmission system must accommodate. In the future envisioned by federal and state policymakers, the grid must facilitate open and efficient access to energy markets.

Modernizing the Grid with New Technologies

Today's transmission grid employs intelligent technologies that asset managers as well as grid planners, designers and operators use to ensure the reliable, secure and efficient transmission of power. For example, transmission control centers employ system data-acquisition and situational-awareness tools to help operators identify potential adverse operating conditions across the power system. Innovative synchrophasor technology enables grid operators and planners to more accurately measure the instantaneous power flows on the system and better protect the system against large-scale power outages.

However, research and development of many other technologies would be needed to achieve the capabilities required of future electric transmission systems. Research is under way around the world to develop and demonstrate a suite of advanced sensors to inspect and assess the health of transmission line and substation equipment and facilitate sophisticated life-cycle asset management. Novel grid component technologies are under development in the areas of advanced energy storage, next-generation relays, superconducting cables and fault current limiters, nanotechnology and many others.

Advanced computing and communication technologies are being explored as an overlay to the grid to enable the collection, analysis and display of system performance and situational-awareness data. Transmission substations could become data hubs feeding into an advanced Energy Management System that coordinates the flow of power to and from millions of distributed customer photovoltaic installations, plug-in electric vehicles and local storage facilities.

Modernizing the grid to meet the needs of society is a national imperative that requires thoughtful investment in research and development, new systems and expanded infrastructure. While the scale and scope of the undertaking is great, it is no bigger an undertaking than was the development and construction of our current transmission system in its time more than 50 years ago.

Positioning Entergy Utility Customers for the Future

At Entergy, we believe the independent electric transmission model with its singular focus on transmission system performance, planning and operations is the most advantageous structure for realizing the type of transformation needed in U.S. transmission systems. The model aligns with national policy objectives to facilitate investment in regional and inter-regional transmission, advances open access initiatives and promotes access to competitive energy markets.

In 2011, we announced an agreement to spin off and then merge our electric transmission business into ITC Holdings Corp. Our transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69 kilovolt and above, and associated substations across Arkansas, Louisiana, Mississippi and Texas. By spinning off these assets and combining them with an industry-leading transmission operator, our utility customers can realize the benefits of the independent transmission model in addressing these future realities.

We thank Clark W. Gellings, Electric Power Research Institute Fellow for the thoughts and insights he contributed to this essay.



Adapting to Dynamic Points of View

At Entergy, we develop points of view on key competitive, regulatory, financial, environmental and societal issues that affect our operations and our stakeholders. We base our points of view on sophisticated analyses and adapt them to changing market conditions. We use our points of view to set our business strategies. This model has proven successful, enabling us to take early mover positions on issues and opportunities.

We are also committed to sustainability, which means operating our business in ways that simultaneously generate economic, environmental and societal benefits. We believe that Entergy can only succeed as a company over the long term by improving along multiple dimensions year by year. Our commitment to sustainability was recognized again in 2011 by the Dow Jones Sustainability Indices, which included Entergy in its DJSI North America Index. Entergy ranked among the best in climate strategy, corporate governance, occupational health and safety, price and risk management and scorecard measurements. This marks the 10th consecutive year that Entergy has been included on either the DJSI World Index or DJSI North America Index, or both.

For the fourth time in the past five years, we were ranked among the 100 Best Corporate Citizens by *Corporate Responsibility Officer* magazine, which annually ranks the performance of the 1,000 largest companies in the areas of climate change abatement, corporate governance, employee relations, environmental impact, financial performance, human rights and philanthropy. In 2011, we again received the highest overall rating of 10.0 from GovernanceMetrics in recognition of best-in-class corporate governance. We will

SOUTHERN LEOPARD FROG



Named for the rounded dark spots on their backs, southern leopard frogs are found in and around lakes, marshes and ditches from southern New York to Florida, and west to central Texas. Good eyesight helps the southern leopard frog spot and capture fast-moving insects.



continue to work to deliver value to all our stakeholders in the future by maintaining dynamic and well-informed points of view and adapting our business strategies in accordance with our points of view to take advantage of emerging opportunities.

Working Toward Our Overarching Financial Goal

Our overarching financial goal is to deliver top-quartile shareholder return over the long term. In recent years, we have not achieved top-quartile return. Although total shareholder return was 8.3 percent in 2011, our performance was another disappointment. We trailed our peer group – one of the best performing sectors in 2011 – ranking in the bottom quartile.

Despite our recent performance, we believe the strategies and initiatives we implemented in 2011 lay a foundation for achieving top-quartile return over the long term. We continue to analyze changing market conditions and act on opportunities when appropriate. For example, in 2011 we announced our plan to spin off and merge our transmission business with ITC Holdings Corp. This transaction generates benefits for Entergy customers and other stakeholders, while enhancing Entergy's financial flexibility. Following the expected transaction close in 2013, Entergy expects to have greater ability to fund investment alternatives while protecting the credit quality of Entergy and its subsidiaries.

Absent attractive investment opportunities, we previously outlined an outlook to deploy as much as $4 billion to $5 billion to shareholders through dividends and share repurchases in the 2010 to 2014 time period. During 2011, along with returning nearly $800 million through dividends and share repurchases to our owners, we also acted on an attractive investment opportunity, acquiring the Rhode Island State Energy Center, a 583-megawatt power plant. In addition, our current long-term financial outlook supports maintaining the common dividend at the current $3.32 per share annualized level after the ITC transaction. Any dividend from ITC that our shareholders are expected to receive would be in addition to the Entergy dividend.

Building an Employee-Owned Safety Culture

We believe safety is everyone's responsibility, and we encourage the active involvement of employees in our safety programs. Although we improved our safety performance in 2011, as measured by the Recordable Accident Index, we were saddened by the loss of a long-time, dedicated and respected co-worker in a traffic-related pedestrian accident. We continue to enlist the efforts and resourcefulness of every employee to raise safety awareness and minimize any high-risk behaviors. We are encouraged

A Well-Informed Point of View

Most frogs have large bulging eyes that capture a wide range of colors and function well in dim light. With eyes positioned on the top of their heads, frogs can see well in all directions without moving. As a result, frogs can quickly identify and react to opportunities and threats in a rapidly changing environment.





by achievements of specific Entergy work groups, such as our New Caney Network employees in Texas who have worked more than 20 years without a lost-time accident. Their success demonstrates an accident-free work environment is attainable with sound safety programs and engaged employees.

We monitor our safety performance in ways that are consistent with the U.S. Occupational Safety and Health Administration Voluntary Protection Program, the most prestigious safety and health recognition program in the country. Entergy work sites are encouraged to apply for certification under OSHA VPP. Approximately 70 Entergy work sites, or about 60 percent of the Entergy sites that can feasibly file for certification, have achieved OSHA VPP Star status, the highest possible rating for an industrial work site. Achieving VPP Star status is a tremendous employee-driven achievement and evidence of Entergy's strong safety culture.

Preserving and Protecting Our Environment

We have long believed that the net increase in greenhouse gas emissions that have been going into the atmosphere has a harmful effect on our environment. We have worked for more than 10 years to reduce the effects of our operations on the environment, especially related to climate change. Our 2011 environmental initiatives and our point of view on climate change are presented in detail in the "Going Green by Necessity" section of this annual report, which is found on page 24.

Contributing to a Society That Is Healthy, Educated and Productive

We pursue multiple societal responsibility efforts focused on providing comprehensive assistance to our low-income customers, enhancing the communities in which we operate and developing a diverse, engaged and energized workforce.

Providing Comprehensive Assistance to Low-Income Customers

Of the 2.4 million residential customers served by Entergy's utility operating companies, about 25 percent require government assistance to meet their basic needs. Our Low-Income Initiative, which began more than 10 years ago, is designed to improve the flow of assistance funds, help customers better manage their energy use and support education, job training and asset accumulation programs that can help break the cycle of poverty.



Another Way of Looking at Things

Frogs often sit in water or swim with only their eyes and nose above the surface. From this position, they can spot moving insects while staying hidden from birds and other predators, effectively balancing potential returns and risks.



We raised $2.9 million in bill payment assistance funds from customers, employees and shareholders. This total reflects a special one-time 2:1 match from our shareholders in response to extreme summer heat. As a result of this effort, total 2011 contributions increased 19 percent over 2010. Entergy continued its customer assistance fundraising efforts under its systemwide The Power to Care program. In 2011, The Power to Care fund provided bill payment assistance to more than 16,600 customers. Total dollars provided for assistance in 2011 increased almost 5 percent over 2010. We also continued to advocate for increased funding for the federal Low Income Home Energy Assistance Program, participating in the winter and summer LIHEAP Washington Action Day events to promote the program. Appropriations were reduced to $4.7 billion in fiscal year 2011 and $3.5 billion in fiscal year 2012 from prior year authorizations at maximum levels, despite our best efforts. Even when LIHEAP was funded at its maximum of $5.1 billion, we were still only reaching one out of five eligible American households. We face greater challenges for fiscal year 2013 as more cuts are proposed. We continue to fight for increased levels of LIHEAP funding along with more equitable distribution of funds across states.

Energy efficiency programs at our utility operating companies help customers better manage their energy usage while reducing the emissions of harmful greenhouse gases. For example, the Energy Smart program helped Entergy New Orleans customers save more than 6.5 million kilowatt-hours of electricity by adding insulation, sealing duct leaks and implementing other weatherization efforts. These measures prevented the emission of nearly 5,000 tons of CO_2.

We pursue a variety of efforts to help break the cycle of poverty in our communities, from supporting programs that help low-income individuals and families accumulate assets to working to improve early childhood education to educating taxpayers about the Earned Income Tax Credit. In 2011, Entergy Louisiana joined with ExxonMobil, Capital Area United Way, Louisiana State University and East Baton Rouge School System to launch the Istrouma High School Zone initiative, a unique poverty reduction program aimed at increasing graduation rates, reducing truancy and providing community development for the students and families at the school. Partners in the initiative are working with Istrouma faculty and staff to provide students with the skills and tools they need to achieve economic security and build a stronger, sustainable community.

Total Shareholder Return 2011, %



Total Shareholder Return 12/31/1998 – 12/31/2011, %



In 2011, our total shareholder return ranked in the bottom quartile of our peer group. Over the past 13 years, our total shareholder return ranked in the top quartile of our peer group. We remain committed to our top-quartile goal and will work hard to achieve it in the future.

Enhancing Our Communities

In 2011, Entergy and the Entergy Charitable Foundation gave more than $16.5 million in grants to nonprofits and organizations that are focused on improving the quality of life in the communities where we operate. We funded grants to enable the Mississippi Nature Conservancy to plant 400,000 bottomland hardwood trees, partnered with Teach For America to support school reform efforts that are helping to close the academic achievement gap for 40,000 children in southern Louisiana, and awarded nearly $200,000 in disaster relief for thousands of families affected by disasters ranging from Hurricane Irene in Vermont to tornadoes in the Midwest and flooding along the Mississippi River. We believe it is our moral responsibility to support and enhance the communities we serve. In particular, we will continue to assist those in need and the organizations that support them.

Building a Diverse, Engaged and Energized Workforce

We cultivate a diverse workforce that is engaged, empowered and energized. We value and respect our employees and implement policies that reflect our underlying trust and respect. For example, we offer competitive compensation and benefits packages that link pay to performance, employee and leadership development programs, and health and wellness information and resources. We regard diversity and inclusion as business imperatives that help Entergy achieve long-term success. We promote an inclusive work environment through more than 20 diversity and inclusion councils and employee resource groups. Our supplier diversity initiative has awarded more than $3 billion in contracts and purchase orders to diverse suppliers since 1987, when Entergy entered into the Declaration of Fair Share Principles with the National Association for the Advancement of Colored People.



Delivering Value for Our Stakeholders

In recent years, our utility operating companies have encountered and adapted to numerous challenges including devastating storms, volatile commodity prices, transmission matters and evolving regulatory requirements. Working in tandem with regulators and other stakeholders, the utility operating companies have successfully addressed each challenge while keeping a constant focus on serving their customers with affordable, reliable and clean power.

Providing Affordable, Reliable and Clean Power

Over the past 13 years, our utility operating companies excelled in providing affordable, reliable and clean power. Customer service performance as measured by outage frequency, outage duration and regulatory outage complaints improved significantly over this period. Average residential rates for Entergy utility customers over the past five years were significantly below the U.S. average.



Stocky with short legs, crawfish frogs live in river floodplains, forests and open pasturelands in Louisiana, Mississippi, eastern Texas and as far north as Indiana. Crawfish frogs make the most of opportunities available to them, using existing crawfish burrows and other holes in the ground for refuge and hibernation.



Finding Shelter Strategically

Whether they take over a crawfish burrow, dig their own or hide in a crevice or on a tree, frogs take shelter opportunistically. A location near water is essential for some. A burrow in moist soil may do for others. Frogs have demonstrated a remarkable ability to adapt to changes in temperature, moisture and other conditions regulating their habitat.



In 2011, customer satisfaction ratings as measured in a J.D. Power residential customer survey improved. Two of our utility operating companies were noted among the most improved utilities. In addition, residential customers surveyed in the "E Source Review of 100 North American Electric and Gas Company Websites: 2011" ranked Entergy's website number one in the South and number three in the U.S. for offering a positive online experience. *Site Selection* magazine recognized Entergy for the fourth consecutive year as one of the Top 10 utilities in North America for its support of economic development in Arkansas, Louisiana, Mississippi and Texas.

Employees throughout our utility operating companies strive to set industry standards for safety and operational excellence. For the 14th consecutive year, our industry-leading storm restoration efforts were recognized by the Edison Electric Institute. We received EEI's Emergency Recovery and Emergency Assistance awards. In 2011, Arkansas Nuclear One Unit One achieved a new record for continuous days online, reaching 538 days in October before beginning a refueling outage. ANO also won a Top Industry Practice award in 2011 from the Nuclear Energy Institute in materials and service excellence for the creation of tungsten shielding and vests. These vests were sent to Japan for use at the Fukushima site in response to the nuclear events following the March 2011 earthquake and tsunami.

Taking Advantage of Opportunities

We have worked closely with our retail regulators to secure mechanisms that allow the opportunity to earn returns commensurate with investment alternatives of comparable risk. To that end, alternative rate recovery mechanisms, such as Formula Rate Plans and specific recovery riders, provide more timely and efficient means for cost recovery. All our utility operating companies have access to one or more of these regulatory mechanisms. FRPs, which significantly reduce regulatory lag, were first implemented in the mid-1990s. In addition, we file periodic rate cases in all jurisdictions as needed. As a result of our efforts, we have realized significant improvement in recent years in earning our authorized returns on equity. Significant developments in 2011 include:

- The Louisiana Public Service Commission approved a one-year extension of the FRPs for Entergy Gulf States Louisiana and Entergy Louisiana. As part of the extension, both companies will be required to file full rate cases no later than January 2013.
- All four utility operating companies with FRPs received orders resolving their 2010 test year FRP filings.
- In November, Entergy Texas filed for an annual base rate increase of $112 million and a 10.6 percent return on equity. In addition, in March 2011 the Public Utility Commission of Texas opened a rulemaking to consider authorizing a purchased power capacity rider mechanism. Previous state legislative acts have authorized distribution and transmission riders.

In other jurisdictions, including Arkansas, the next base rate case is likely to align with the timing related to the System Agreement exits and the proposed move to the Midwest Independent Transmission System Operator. Entergy Arkansas will exit the System Agreement before year-end 2013, followed by Entergy Mississippi in 2015. In addition, the current Independent Coordinator of Transmission arrangement has approval to continue on an interim basis through November 2012, as longer-term structures are evaluated.



In 2011, after comprehensive review and analysis, we determined that joining MISO is expected to save customers up to $1.4 billion in power production and related costs in the 2013 to 2022 time frame. The savings to customers are generated by the efficiencies of buying and selling electricity in a large wholesale market facilitated by a centralized market-driven dispatch process. Formal requests to join MISO have been filed, or are being prepared for filing, with our retail regulators. Decisions on these change of control filings to join MISO are expected by fall 2012. The target implementation date is by December 2013 for transferring functional control of the transmission assets to MISO.

Enhancing the Transmission Business

In December 2011, we announced our plan to spin off and merge our transmission business into ITC Holdings Corp., an independent electric transmission company. Entergy's transmission business consists of approximately 15,700 miles of interconnected transmission lines at voltages of 69 kilovolt and above and associated substations across the mid-South. Following the completion of the merger, ITC will be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning from the Great Lakes to the Gulf Coast.

We believe ITC's independent transmission company structure is the best model to drive economic efficiency, achieve an open and robust market, and provide access for low-cost generation and efficient transmission use and expansion in the country. Entergy gains financial flexibility that benefits its customers and communities. Within the U.S., projected capital investment in the electric utility industry is estimated to be in the $2 trillion range over the next 20 years. Merging the transmission business with ITC increases our flexibility to make ongoing investments in the remaining parts of our business, improves access to capital and protects the credit quality of Entergy and its subsidiaries.

One prerequisite to closing the transaction is that Entergy secures all necessary approvals from state and local regulators to join a Regional Transmission Organization, which is consistent with efforts already under way to join MISO. We believe that the change of control filings to join MISO should be considered separately from the ITC transaction. Completion of the transaction is expected in 2013 subject to the satisfaction of certain closing conditions, including the necessary approvals of Entergy's retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

Ensuring Reliable, Affordable Service

Our utility operating companies pursue build, buy and contract options to address current capacity needs and meet long-term load growth. In 2011, we continued to pursue generation supply alternatives with the following actions:

- Entergy Arkansas announced its plan to purchase the Hot Spring Energy Facility, a 620-megawatt combined-cycle gas-turbine unit near Malvern, Ark., with a targeted closing date of mid-2012.



Growing Value

It can take less than a second for a frog to roll out its long, sticky tongue, catch a passing insect and roll its tongue back into its mouth. Identifying an opportunity and acting quickly are key survival skills.



Providing Affordable, Clean Power to Our Utility Customers



Over the past five years, our utility operating companies have stabilized CO_2 emissions at 20 percent below year 2000 levels while holding average residential-rate increases significantly below the U.S. average.

Average Residential Rates 2007 – 2011, cents per kWh



Emissions 2007 – 2011, average CO_2 lbs per MWh



Based on latest available data

- Entergy Louisiana completed its purchase of Acadia Energy Center Power Block 2, a 580-megawatt CCGT located south of Eunice, La., and requested LPSC approval to build a 550-megawatt CCGT unit at the existing Ninemile Point Plant in Westwego, La. A portion of the Ninemile 6 output will be sold to Entergy New Orleans and Entergy Gulf States Louisiana on a life-of-unit basis. If approved, construction would begin in 2012 with commercial operation expected by mid-2015.
- Entergy Mississippi announced its plan to purchase the Hinds Energy Facility, a 450-megawatt CCGT unit in Jackson, Miss., with a targeted closing date of mid-2012.
- Entergy Texas entered into a power purchase agreement with Calpine Energy Services, L.P. for 485 megawatts from its Carville Energy Center. If approved by the LPSC, Entergy Texas will sell 50 percent of the output of the resource to Entergy Gulf States Louisiana.
- System Energy Resources, Inc. continued work on the 178-megawatt uprate project at Grand Gulf Nuclear Station, which is expected to be complete in 2012. Grand Gulf also submitted its application to the Nuclear Regulatory Commission to extend its existing 40-year operating license, which expires on Nov. 1, 2024.

At the Waterford 3 Steam Electric Station owned by Entergy Louisiana, delays in the fabrication of the replacement steam generators pushed installation of the steam generator replacement project into fall 2012. The Entergy Louisiana FRP extension noted above includes regulatory mechanisms allowing for recovery and reducing regulatory lag on this large-scale investment. Also at Entergy Louisiana in August, the LPSC approved the securitization of costs related to the cancelled Little Gypsy 3 repowering project. Entergy Louisiana subsequently issued $207 million in bonds at favorable rates. The Little Gypsy quarterly monitoring process proved to be a model framework for adaptation and working jointly with our regulators on long lead-time, large capital projects. It allowed all parties to respond quickly as market conditions changed. The ability to respond to changing conditions is particularly critical given the intensive capital investment phase that the utility industry is facing. While large, long-lead projects such as the Grand Gulf uprate and the Waterford 3 steam generator replacement are substantial undertakings, we expect these productive investments to provide reliable, affordable generation and contribute positively to long-term earnings.

Growing the Utility Business

In the utility business, we continue to expect long-term load growth of 1 percent to 1.5 percent per year. With productive investments and flexible regulatory mechanisms, we expect net income for our utility business to grow at a 6 percent to 8 percent compound average annual rate in the 2010 to 2014 period (2009 base year). Details on how our long-term financial outlook will be affected by the proposed transmission business spin-off and merger will be provided at a future date. As we invest and grow and continue to adapt to changing market conditions, we never lose sight of our top priority, which is to safely provide our utility customers with affordable, reliable and clean power.



Preserving and Enhancing Future Options

As the company's non-utility generation business, Entergy Wholesale Commodities is focused on the safe, secure and efficient operation of its existing assets and the preservation and enhancement of its generation portfolio as an option on higher power prices in the future.

Operating Safely and Efficiently

In 2011, EWC had an excellent operational year, setting the second highest net generation from its nuclear fleet. Production costs for the nuclear fleet in 2011 were $25.2 per megawatt-hour, down slightly from $25.3 per megawatt-hour in 2010. Our EWC nuclear team completed two record runs in 2011: a 642-day run at Pilgrim Nuclear Power Station and a 483-day run at Cooper Nuclear Station, which EWC manages under a long-term contract for the Nebraska Public Power District. In addition, the team at Indian Point Energy Center earned a 2011 Top Industry Practice award from the Nuclear Energy Institute for an equipment hatch closure plug designed, manufactured, tested and installed at Indian Point to improve safety during outages.

We are vigilant regarding the safe operation of our nuclear fleet. The events at the Fukushima Daiichi Nuclear Power Plant in Japan in March 2011 led to a detailed review of the entire U.S. nuclear fleet. Within days of the event, we performed a walk-down of each of our nuclear facilities and found that the plans, processes and measures put in place following Three Mile Island and September 11th provide defense-in-depth – meaning multiple physical barriers and multiple safety systems – to protect against events such as



what happened at Fukushima. We intend to implement Nuclear Regulatory Commission-directed near-term measures that may include adding supplemental instrumentation to monitor spent fuel pools, evaluating capabilities for extended loss of off-site power and improving the reliability of hardened vents for Mark I and Mark II containment. Our nuclear facilities each has in place back-ups to back-ups for items such as diesel generators, diesel and steam pumps, batteries, and fuel and water sources. At each of our sites, we are going a step further to purchase duplicate equipment (such as high capacity pumps, portable diesel generators, associated equipment to use with these pumps and generators) for each reactor. The multi-unit sites will have a set for each reactor plus a duplicate set for the site. Each site is currently in the process of procuring this equipment. Planning is done to address event outcomes such as power outages rather than specific events themselves. This type of safety planning is a long-standing practice at Entergy and in the U.S. nuclear industry. We will continue to add new practices and technologies as they become available to our operations to constantly fortify and improve the safety of our nuclear fleet.

Enhancing and Preserving the EWC Generation Portfolio

While the largest portion of the EWC generation portfolio is nuclear, the business also includes approximately 1,600 megawatts of non-nuclear generation, including an interest in 80 megawatts of wind power. In 2011, EWC further diversified its portfolio with the purchase of the Rhode Island State Energy Center, a 583-megawatt combined-cycle gas-turbine unit located in Johnston, R.I. The Rhode Island State Energy Center enhances the value of EWC's portfolio by adding a fossil generation asset in the New England market, which is also served by Pilgrim and Vermont Yankee Nuclear Power Station. EWC continuously evaluates opportunities to enhance its portfolio and, as it did with the Rhode Island State Energy Center, will act when attractive options are viable.

Preserving the value of EWC's nuclear fleet includes securing long-term operations for Pilgrim, Vermont Yankee and Indian Point Units 2 and 3. Major milestones for 2011 and the status of each effort include:

- **AT PILGRIM**, the Atomic Safety and Licensing Board dismissed in January 2012 the last pending late-filed contention and formally terminated its proceedings. Two appeals remain pending at the NRC. Plant opponents continue to urge the NRC not to issue a renewed Pilgrim license. As of early March 2012, the license renewal process at Pilgrim had exceeded 72 months in duration or six years, well beyond the NRC's target of 30 months in proceedings with contentions. Issuance of Pilgrim's extended operating license might not occur until all appeals are resolved. Although Pilgrim's current license expires in June 2012, NRC regulations allow for continued plant operation while its decision is pending since we filed the license renewal application more than five years prior to the end of the current license period.
- **AT VERMONT YANKEE**, the NRC issued in March 2011 a license to operate for another 20 years. In addition to the NRC operating license, Vermont law requires a Certificate of Public Good for the plant to continue to operate. In January 2012, a federal District Court declared unconstitutional the state of Vermont's legislative attempts to force Vermont Yankee to close on March 21, 2012, by

Safety in Numbers

While a few frog species protect their eggs until froglets emerge, most do not. Frogs tend to lay thousands of eggs and then abandon them. The sheer number of eggs and then tadpoles provides "defense-in-depth," which helps ensure the survival of frog species.



withholding authority from the Vermont Public Service Board to grant the CPG application. We believe the ruling is validation for the rule of law. We are convinced that Vermont Yankee provides significant environmental and economic benefits to the community. Moreover, it is welcome news for the approximately 600 dedicated Vermont Yankee employees. Shortly after the order, Entergy filed a motion requesting that the VPSB grant, based on the existing record in its proceeding, Vermont Yankee's pending application for a new CPG, and the state of Vermont filed a notice of appeal of the District Court's ruling to the U.S. Court of Appeals for the Second Circuit. In February 2012, the VPSB submitted a list of questions to the parties involved in the proceeding concerning Vermont Yankee's application for a CPG. The VPSB's questions relate to, among other things, the effect of the recent decision on certain aspects of the VPSB's authority to issue a CPG and Vermont Yankee's authority to store spent fuel from its operations after March 21, 2012. We believe the intent of the District Court's decision was that Vermont Yankee could continue to operate under its renewed NRC license until a final decision is reached on the CPG request. Based on the VPSB's questions, we made a number of filings asking the District Court to provide clarity for all parties regarding certain aspects of the decision and its impact on the continued operation of Vermont Yankee while the VPSB considers our pending application for a CPG.

- **AT INDIAN POINT**, we are in the early stages of license renewal. In the license renewal proceeding at the NRC, there are currently 14 consolidated issues that will be the subject of ASLB hearings. Initial hearings are expected to begin by the end of 2012 and could take many years to complete.

In parallel, a joint administrative proceeding is ongoing before the New York State Department of Environmental Conservation related both to the state's position that a new water quality certification is required in the NRC license renewal proceeding and to the renewal of the water discharge permit. Hearings before the administrative law judges of the NYSDEC began in October and continued through January 2012 on several issues. The trial on the remaining issues is expected to resume later this year. Among the issues under review is the construction of cooling towers versus the installation of wedgewire screens, the effect of Indian Point on the best uses of the Hudson River, endangered species considerations and the management of heated water discharges. Final decisions by the NYSDEC could be up to two years away and are appealable to state courts.

Also in 2011, an independent Charles River Associates study commissioned by the New York City Department of Environmental Protection was issued in August. It stated that without Indian Point, New York City consumers would likely face an increase of $2 billion to $3 billion in electricity prices through 2030 and there would be a statewide increase of $10 billion to $12 billion

Adapting to Changing Conditions

Frogs adapt to their habitat to survive. In areas that have a cold winter, frogs hibernate, burrowing underground or in the mud at the bottom of a pond. In hot, dry weather, some frogs escape the heat by sleeping underground during the day and emerging at night. Frogs' behaviors evolve to better fit their circumstances.



Increasing Net Generation

With a focus on operational excellence, EWC has improved its nuclear fleet capacity factor and added capacity through productive uprate investments. In 2011, EWC recorded its second highest annual net generation ever for its nuclear fleet.



EWC Nuclear Generation
January 1999 – December 2011, TWh



[1] Assumes pre-ETR ownership average capacity factor of 75 percent

over the same period. In addition New York would experience approximately a 15 percent increase in carbon emissions under most conventional replacement scenarios, with roughly a 7 percent to 8 percent increase in nitrogen oxide emissions; and the reliability of the city's electrical system would be compromised without the addition of generation and/or transmission facilities.

EWC launched in 2011 a public education campaign to communicate the importance of Indian Point to the local economy and plans to ramp up these efforts in 2012. Research commissioned by EWC reveals that slightly less than one-third of New Yorkers surveyed do not support nuclear power or license renewal of Indian Point – returning to previous levels after a brief increase in the immediate aftermath of the nuclear events in Japan.

We continue to vigorously address each issue raised in the license renewal process at Pilgrim, Vermont Yankee and Indian Point. We're confident that ultimately state and federal decision makers will recognize the importance of these safe, secure and vital assets to the economic and environmental quality of life in the communities they serve and make their decisions based on science and fact rather than emotion and politics.

Maintaining a POV-Driven Hedging Strategy

An abundance of shale gas production continues to weigh on prices in the Northeast forward power market where natural-gas generators are the predominant marginal power price-setters. Since the second half of 2011, economic concerns and the shale gas effect drove forward prices down significantly. From our point of view, margin pressures in shale gas production, particularly in dry gas plays, combined with higher environmental restrictions and increased demand are expected to drive the price of natural gas and thereby power prices up over the long term. We expect longer-term heat rate and power price expansion to be driven by shrinking reserve margins from normal load growth as well as older, more polluting units retiring due to cost pressures and upcoming environmental regulations. Accordingly, our hedging strategy includes a near-term majority sold position and a longer-term open position, which offers an option on a price rebound. At the end of 2011, 90 percent of our planned nuclear capacity and energy revenue for 2012 was under contract, 80 percent for 2013 and 43 percent for 2014 at average revenue under contract per megawatt-hour of $51, $47 and $51, respectively. We continue to monitor the markets and trends affecting power prices and adjust our point of view and hedging strategies as appropriate.

Preserving Value

Given the outlook for forward power prices, we expect EWC's adjusted earnings before interest, taxes, depreciation and amortization through 2014 to be below the 2010 level. However, we believe our non-utility generation business represents a valuable option for economic recovery, more restrictive environmental regulations and increasing power prices. We are focused on preserving and enhancing the option value for our shareholders and the communities that EWC serves.





OUR 2011 ENVIRONMENTAL INITIATIVES AND POINT OF VIEW ON CLIMATE CHANGE

Going Green by Necessity

Entergy has a long track record of operating in ways that protect and preserve our environment. In 2002, our board of directors adopted an Environmental Vision Statement that established commitments in the areas of sustainable development, performance excellence and environmental advocacy. For more than 10 years, we have invested in clean generation technologies and pursued a comprehensive environmental strategy that has delivered solid results.

Speaking from Experience

Our environmental strategy, known as Environment^{2020}, is focused on reducing our environmental footprint, adaptation, proactive compliance management, energy efficiency, portfolio transformation and employee engagement. We successfully completed two voluntary five-year commitments to stabilize our CO_2 emissions, the first to year 2000 levels and the second to 20 percent below year 2000 levels. In 2011, we made a voluntary 10-year commitment to stabilize our cumulative CO_2 emissions at 20 percent below year 2000 levels through 2020, taking into consideration all three

Green Tree Frog

The state amphibian of Louisiana, green tree frogs are found in swamps, isolated wetlands, ponds, lakes and rivers throughout the Southeast and into eastern Texas and southern Illinois. Although green tree frog populations are fairly secure throughout most of their range, destruction and contamination of wetlands have likely reduced the size of their population in these habitats.

commitment periods. Our approach to emissions stabilization includes a variety of internal and external projects paid for by an Environmental Initiatives Fund. For example, in past years we planted trees for carbon sequestration on more than 6,000 acres of land in the lower Mississippi River valley, including 3,200 acres of Entergy-owned property. From 2000 through 2010, we spent $24 million on a combination of internal and external emissions stabilization and offset projects, and we expect to spend an additional $10 million through 2020.

In 2011, we announced two purchases of greenhouse gas reduction credits from Seneca Meadows, Inc., which owns and operates the largest non-hazardous solid waste facility in New York. SMI captures methane, a potent greenhouse gas with a global warming potential 21 times greater than CO_2, from decomposing waste in a collection system and sends it to a landfill gas-to-energy facility. Entergy's purchases represent the equivalent of removing roughly 172,000 metric tons of CO_2 from the atmosphere or taking more than 30,000 vehicles off the road for one year. The greenhouse gas credits were registered through Winrock International's nonprofit American Carbon Registry, a voluntary offset program with strong environmental integrity standards.

Following a 2010 study, Entergy awarded a $250,000 grant to America's WETLAND Foundation to help build public support for policies to protect the Gulf Coast region against a changing environment. The effort builds on the recommendations of "Building a Resilient Energy Gulf Coast," a study Entergy co-sponsored with America's WETLAND Foundation, which identified a range of adaptation measures to protect Gulf Coast communities from economic losses due to rising sea levels, subsidence and population growth.

Entergy also funded the development of the world's first methodology to establish carbon offsets for deltaic wetlands restoration. Since 2009, Entergy awarded a total of $150,000 to Tierra Resources for development of this new methodology, which was reviewed and approved internally by the American Carbon Registry. Under the methodology, carbon credits created by restoring wetlands can be registered and sold to help finance additional wetland restoration. Coastal Louisiana suffers one of the fastest rates of wetland loss in the world and restoration costs are estimated in the tens to hundreds of billions of dollars. This new methodology currently is undergoing a public comment period and scientific peer review, with anticipated final approval in May 2012.

We support technologies that foster environmental sustainability while providing affordable, reliable and clean power today and in the future. In 2011, Entergy donated electric vehicle charging stations for installation at public universities and colleges. Students, faculty and staff who own electric vehicles can now charge them at no cost while university researchers and Entergy collect usage data

Putting the Right Foot Forward



Aquatic Frog



Burrowing Frog



Tree Frog

Frogs' feet vary dramatically depending on their habitat. Aquatic frogs have long, strong legs with webbed back feet; burrowing frogs have shorter legs; and tree frogs have toe pads that act like suction cups. These adaptations enable frogs to navigate effectively in many different landscapes.





and conduct research into the chargers' impact on consumers and the electric grid.

We believe our 10-year environmental record is among the best in our industry. We were included in 2011 in the Dow Jones Sustainability North America Index for sustainability leadership. It was the 10th consecutive year Entergy has been included on either the DJSI World Index or DJSI North America Index, or both. We were also recognized in 2011 by the Carbon Disclosure Project, which named Entergy to the Carbon Disclosure Leadership Index for the seventh time in eight years. The index recognizes companies with good internal data management practices for understanding greenhouse gas emissions and a strong awareness of the business issues related to climate change. In addition, we were honored by the National Wildlife Federation in 2011 for our environmental programs, and we were named one of the Top 500 "greenest" companies in the U.S. based on *Newsweek* magazine's 2011 "Green Rankings" for environmental performance, policies and disclosure. We believe our strong environmental track record makes Entergy a credible advocate for action on climate change and implementing smart environmental policies.

Implementing Smart Environmental Policies

We recognize the importance of preserving our finite global supply of clean air and water as well as the biodiversity that exists within ecosystems, regions and across our planet. We advocate for public policies consistent with this point of view.

However, we believe the U.S. Environmental Protection Agency released in July 2011 a fundamentally flawed rule, the Cross-State Air Pollution Rule. Although well intentioned, the rule contains errors that could either threaten our utility operating companies' abilities to provide power to customers or expose Entergy to massive fines for noncompliance. For example, the EPA's model assumes many Entergy fossil plants would not run beginning in 2012, so state allowance budgets do not include realistic emission levels for these plants. As a result, the number of allowances is limited, and trading allowances to comply with the rule is not feasible, as trading between states is very restricted. Joining a long list of utilities and states, Entergy filed a petition asking the U.S. Court of Appeals for the District of Columbia to review CSAPR and requested the court stay implementation while it reviews the legality of

One Destination. Different Ways of Getting There.













Survival can depend on moving from point A to point B as effectively as possible. Frogs have developed a wide range of movements to survive in water, on land and even up in the trees. Flying frogs glide from tree branch to tree branch with the help of webbing on all four feet. Other frogs can leap up to 20 times their body length. And some use their short legs to dig and walk, never leaping at all. Whatever the situation demands, frogs have the adaptations to move ... progress ... advance.

the rule. The stay was granted, and the legal review and court decision could take several months. In the meantime, EPA issued a revised version of CSAPR that eases some restrictions but that may also be contested.

Advocating a Simpler, More Direct Approach to Climate Change

In past annual reports, we presented our guidelines for a sustainable carbon policy. We have adapted to the political realities and the urgency of the climate change issue, and now advocate a simpler approach as the best path forward. Climate change is adversely affecting vulnerable areas such as the Gulf Coast and there are steps we as a society must take now to mitigate this. Entergy is advocating that local, state and federal leaders take the following steps:

- We need to aggressively begin adaptation efforts in vulnerable areas to cost effectively reduce current and future losses. That means building resilient communities in high-risk areas like the Gulf Coast that are subject to rising seas and stronger storms.
- We need to eliminate climate-related subsidies and mandates that promote specific technologies at multiples of the price the market would produce. There are far too many attempts to game the system and use it for personal gain, and too often they succeed. The recent national cap-and-trade debate illustrated this all too clearly as different interest groups worked to shape the proposed legislation to their advantage.
- Adhering to the theory that simple is good and markets are powerful, we need to put a price on every ton of CO_2 across the economy as part of a national policy. It cannot be done on a state-by-state basis. One fee rising at a predictable rate over decades would motivate investment in the most promising solutions while reducing carbon emissions. It is the most equitable and economically efficient approach, and it would help demonstrate that U.S. policy on climate change is credible. The lion's share of the revenues generated would go to reduce the national public debt burden that threatens our and our children's future. A portion of the revenue generated should be used to address the regressive effects of a carbon tax on low- and moderate-income households and fund immediate adaptation efforts in high-risk areas such as the Gulf Coast. The tax should adjust every three to five years as new information on the cost of climate change becomes available and as new, more effective technologies enter the market.
- We must institute a large innovation effort by government that is directed toward basic research and funding demonstration projects. The only long-term solution to climate change is new technology. A government-led effort would jump-start innovation, provide financing until private funding becomes available and serve a great national purpose.

We believe risk management should begin with eliminating the "free" price of CO_2 emissions. But it must be done efficiently, equitably and compassionately.

Cumulative CO_2 Emissions 2001 – 2011, million tons



Entergy committed to a third voluntary CO_2 stabilization goal (2011 – 2020) after successfully completing two five-year commitments (2001 – 2010). Since inception, our actual cumulative emissions were 12.6 percent below our targets.

In 2011, our greenhouse gas inventory was verified by an independent, third party in accordance with international standards (ISO 14064.1). The inventory and verification statement are available at www.americancarbonregistry.org.

Why the United States Should Lead

We also believe it is natural and vital that the United States play a leadership role in implementing a global strategy to address climate change. Our country has a moral responsibility to lead, and it is in the United States' clear self-interest to craft an effective global solution.

The United States is the greatest historical producer of carbon emissions in the world. In the generations it took to build the most powerful economy in the world, our country led the way into the climate situation. Today, we are among the 10 percent of nations generating 90 percent of emissions. However there are limits to what the U.S. can do on its own if China and India do not participate. We advocate leadership but not unilateralism.

Taking a leadership role in addressing this situation is a mission made for America. It's a mission that calls for ingenuity, idealism and a sense of duty, which are intrinsic values of our country. There is no nation in the world better suited to take on this task.



Managing Future Change

We realize that the work of adaptation is never done. Market conditions continue to evolve in our world and we must continue to adapt if we are to succeed. We will maintain our clear external focus and develop well-informed points of view that offer foresight and help determine appropriate strategies. We will remain vigilant, challenging our thinking and updating our points of view as conditions change. We will adapt to future change.

Even as we adapt, we will continue to strive to deliver top-quartile shareholder return. We believe we can achieve top-quartile return by:

- Operating the business with the highest expectations and standards,
- Executing earnings growth opportunities while managing commodity and other business risks,
- Delivering returns at or above the risk-adjusted cost of capital for each initiative, project and business,
- Maintaining credit quality and flexibility,
- Deploying capital in a disciplined manner, and
- Being a disciplined buyer or seller consistent with the market and Entergy's proprietary points of view.

These behaviors and capabilities are integral to our company; they make us strong and resilient. With them, we believe we can succeed over the long term in our overarching goal to deliver sustainable value to all our stakeholders.



Financial Review

Forward-Looking Information	30
Five-Year Summary of Selected Financial and Operating Data	31
Comparison of Five-Year Cumulative Return	31
Management's Financial Discussion and Analysis	32
Report of Management	54
Reports of Independent Registered Public Accounting Firm	54
Internal Control Over Financial Reporting	55
Consolidated Income Statements	56
Consolidated Statements of Comprehensive Income	56
Consolidated Statements of Changes in Equity	57
Consolidated Balance Sheets	58
Consolidated Statements of Cash Flows	60
Notes to Consolidated Financial Statements	62

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2011, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy's utility supply plan, and recovery of fuel and purchased power costs;
- the termination of Entergy Arkansas's and Entergy Mississippi's participation in the System Agreement in December 2013 and November 2015, respectively;
- regulatory and operating challenges and uncertainties associated with the Utility operating companies' proposal to move to the MISO RTO and the scheduled expiration of the current independent coordinator of transmission arrangement in November 2012;
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission for Entergy's utility service territory, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety concerns regarding nuclear power plants and nuclear fuel;
- resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities;
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;
- prices for power generated by Entergy's merchant generating facilities and the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts;
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances, and changes in costs of compliance with environmental and other laws and regulations;
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;
- risks associated with the proposed spin-off and subsequent merger of Entergy's electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not be achieve its anticipated results;
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;
- effects of climate change;
- Entergy's ability to manage its capital projects and operation and maintenance costs;
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms;
- the economic climate, and particularly economic conditions in Entergy's Utility service territory and the Northeast United States and events that could influence economic conditions in those areas;
- the effects of Entergy's strategies to reduce tax payments;
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- the effect of litigation and government investigations or proceedings;
- advances in technology;
- the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;
- Entergy's ability to attract and retain talented management and directors;
- changes in accounting standards and corporate governance;
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans;
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;
- factors that could lead to impairment of long-lived assets; and
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2011	2010
As-Reported	$ 7.55	$ 6.66
Less Special Items	$(0.07)	$(0.44)
Operational	$ 7.62	$ 7.10

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

	2011	2010	2009	2008	2007
SELECTED FINANCIAL DATA:					
(in thousands, except percentages and per share amounts)					
Operating revenues	$11,229,073	$ 11,487,577	$ 10,745,650	$13,093,756	$11,484,398
Income from continuing operations	$ 1,367,372	$ 1,270,305	$ 1,251,050	$ 1,240,535	$ 1,159,954
Earnings per share from continuing operations:					
Basic	$ 7.59	$ 6.72	$ 6.39	$ 6.39	$ 5.77
Diluted	$ 7.55	$ 6.66	$ 6.30	$ 6.20	$ 5.60
Dividends declared per share	$ 3.32	$ 3.24	$ 3.00	$ 3.00	$ 2.58
Return on common equity	15.43%	14.61%	14.85%	15.42%	14.13%
Book value per share, year-end	$ 52.16	$ 47.53	$ 45.54	$ 42.07	$ 40.71
Total assets	$40,701,699	$38,685,276	$37,561,953	$36,616,818	$33,643,002
Long-term obligations[(a)]	$10,268,645	$ 11,575,973	$ 11,277,314	$11,734,411	$ 10,165,735
UTILITY ELECTRIC OPERATING REVENUES:					
(in millions)					
Residential	$ 3,369	$ 3,375	$ 2,999	$ 3,610	$ 3,228
Commercial	2,333	2,317	2,184	2,735	2,413
Industrial	2,307	2,207	1,997	2,933	2,545
Governmental	205	212	204	248	221
Total retail	8,214	8,111	7,384	9,526	8,407
Sales for resale	216	389	206	325	393
Other	244	241	290	222	246
Total	$ 8,674	$ 8,741	$ 7,880	$ 10,073	$ 9,046
UTILITY BILLED ELECTRIC ENERGY SALES:					
(GWh)					
Residential	36,684	37,465	33,626	33,047	33,281
Commercial	28,720	28,831	27,476	27,340	27,408
Industrial	40,810	38,751	35,638	37,843	38,985
Governmental	2,474	2,463	2,408	2,379	2,339
Total retail	108,688	107,510	99,148	100,609	102,013
Sales for resale	4,111	4,372	4,862	5,401	6,145
Total	112,799	111,882	104,010	106,010	108,158
COMPETITIVE BUSINESSES:					
Operating revenues (in millions)	$ 2,390	$ 2,549	$ 2,693	$ 2,779	$ 2,232
Billed electric energy sales (GWh)	43,520	42,682	43,969	44,747	40,916

(a) Includes long-term debt (excluding currently maturing debt), noncurrent capital lease obligations, and subsidiary preferred stock without sinking fund that is not presented as equity on the balance sheet.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN[(a)]

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31.



Entergy Corporation — S&P 500 Index — Philadelphia Utility Index ••••

	2006	2007	2008	2009	2010	2011
Entergy Corporation	$100	$132.55	$95.03	$97.34	$ 87.86	$ 95.14
S&P 500 Index	$100	$105.49	$66.46	$84.05	$ 96.71	$ 98.76
Philadelphia Utility Index	$100	$118.98	$86.57	$95.26	$100.69	$103.57

(a) Assumes $100 invested at the closing price on December 31, 2006 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

Entergy operates primarily through two business segments: Utility and Entergy Wholesale Commodities.

- The **UTILITY** business segment includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business. As discussed in more detail in "Plan to Spin Off the Utility's Transmission Business," in December 2011, Entergy entered into an agreement to spin off its transmission business and merge it with a newly-formed subsidiary of ITC Holdings Corp.
- The **ENTERGY WHOLESALE COMMODITIES** business segment includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. This business also provides services to other nuclear power plant owners. Entergy Wholesale Commodities also owns interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers.

Following are the percentages of Entergy's consolidated revenues and net income generated by its operating segments and the percentage of total assets held by them:

	% of Revenue		
Segment	**2011**	**2010**	**2009**
Utility	79	78	75
Entergy Wholesale Commodities	21	22	25
Parent & Other	–	–	–

	% of Net Income		
Segment	**2011**	**2010**	**2009**
Utility	82	65	57
Entergy Wholesale Commodities	36	39	51
Parent & Other	(18)	(4)	(8)

	% of Total Assets		
Segment	**2011**	**2010**	**2009**
Utility	80	80	80
Entergy Wholesale Commodities	26	26	30
Parent & Other	(6)	(6)	(10)

RESULTS OF OPERATIONS

2011 Compared to 2010

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2011 to 2010 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent & Other	Entergy
2010 Consolidated Net Income (Loss)	**$ 829,719**	**$489,422**	**$ (48,836)**	**$1,270,305**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	(146,947)	(155,898)	3,620	(299,225)
Other operation and maintenance expenses	1,674	(141,588)	38,270	(101,644)
Taxes other than income taxes	248	1,083	396	1,727
Depreciation and amortization	16,326	16,008	(26)	32,308
Gain on sale of business	–	(44,173)	–	(44,173)
Other income	(3,388)	(39,717)	1,799	(41,306)
Interest expense	(37,502)	(51,183)	27,145	(61,540)
Other	1,688	(23,334)	–	(21,646)
Income taxes (benefit)	(426,916)	(43,193)	139,133	(330,976)
2011 Consolidated Net Income (Loss)	**$1,123,866**	**$491,841**	**$(248,335)**	**$1,367,372**

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Net income for Utility in 2011 was significantly affected by a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense. The net income effect was partially offset by a regulatory charge, which reduced net revenue, because a portion of the benefits will be shared with customers. See Notes 3 and 8 to the financial statements for additional discussion of the settlement and benefit sharing.

NET REVENUE

Utility

Following is an analysis of the change in net revenue, comparing 2011 to 2010 (in millions):

2010 Net Revenue	**$5,051**
Mark-to-market tax settlement sharing	(196)
Purchased power capacity	(21)
Net wholesale revenue	(14)
Volume/weather	13
ANO decommissioning trust	24
Retail electric price	49
Other	(2)
2011 Net Revenue	**$4,904**

The mark-to-market tax settlement sharing variance results from a regulatory charge because a portion of the benefits of a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts will be shared with customers, slightly offset by the amortization of a portion of that charge beginning in October 2011. See Notes 3 and 8 to the financial statements for additional discussion of the settlement and benefit sharing.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

The purchased power capacity variance is primarily due to price increases for ongoing purchased power capacity and additional capacity purchases.

The net wholesale revenue variance is primarily due to lower margins on co-owner contracts and higher wholesale energy costs.

The volume/weather variance is primarily due to an increase of 2,061 GWh in weather-adjusted usage across all sectors. Weather-adjusted residential retail sales growth reflected an increase in the number of customers. Industrial sales growth has continued since the beginning of 2010. Entergy's service territory has benefited from the national manufacturing economy and exports, as well as industrial facility expansions. Increases have been offset to some extent by declines in the paper, wood products, and pipeline segments. The increase was also partially offset by the effect of less favorable weather on residential sales.

The ANO decommissioning trust variance is primarily related to the deferral of investment gains from the ANO 1 and 2 decommissioning trust in 2010 in accordance with regulatory treatment. The gains resulted in an increase in interest and investment income in 2010 and a corresponding increase in regulatory charges with no effect on net income.

The retail electric price variance is primarily due to:

- rate actions at Entergy Texas, including a base rate increase effective August 2010 and an additional increase beginning May 2011;
- a formula rate plan increase at Entergy Louisiana effective May 2011; and
- a base rate increase at Entergy Arkansas effective July 2010.

These were partially offset by formula rate plan decreases at Entergy New Orleans effective October 2010 and October 2011. See Note 2 to the financial statements for further discussion of these proceedings.

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2011 to 2010 (in millions):

2010 Net Revenue	**$2,200**
Realized price changes	(159)
Fuel expenses	(30)
Harrison County	(27)
Volume	60
2011 Net Revenue	**$2,044**

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased by $156 million, or 7%, in 2011 compared to 2010 primarily due to:

- lower pricing in its contracts to sell power;
- higher fuel expenses, primarily at the nuclear plants; and
- the absence of the Harrison County plant, which was sold in December 2010.

These factors were partially offset by higher volume resulting from fewer planned and unplanned outage days in 2011 compared to the same period in 2010.

Following are key performance measures for Entergy Wholesale Commodities for 2011 and 2010:

	2011	2010
Owned capacity	6,599	6,351
GWh billed	43,520	42,682
Average realized price per MWh	$54.48	$59.04
Entergy Wholesale Commodities Nuclear Fleet		
Capacity factor	93%	90%
GWh billed	40,918	39,655
Average realized revenue per MWh	$54.73	$59.16
Refueling outage days:		
FitzPatrick	–	35
Indian Point 2	–	33
Indian Point 3	30	–
Palisades	–	26
Pilgrim	25	–
Vermont Yankee	25	29

Realized Revenue per MWh for Entergy Wholesale Commodities Nuclear Plants

The recent economic downturn and negative trends in the energy commodity markets have resulted in lower natural gas prices and therefore lower market prices for electricity in the New York and New England power regions, which is where five of the six Entergy Wholesale Commodities nuclear power plants are located. Entergy Wholesale Commodities' nuclear business experienced a decrease in realized price per MWh to $54.73 in 2011 from $59.16 in 2010, and is likely to experience a decrease again in 2012 because, as shown in the contracted sale of energy table in "Market and Credit Risk Sensitive Instruments," Entergy Wholesale Commodities has sold forward 88% of its planned nuclear energy output for 2012 for an average contracted energy price of $49 per MWh. In addition, Entergy Wholesale Commodities has sold forward 81% of its planned energy output for 2013 for an average contracted energy price range of $45-50 per MWh.

OTHER INCOME STATEMENT ITEMS

Utility

Other operation and maintenance expenses increased from $1,949 million for 2010 to $1,951 million for 2011 primarily due to:

- an increase of $17 million in nuclear expenses primarily due to higher labor costs, including higher contract labor;
- an increase of $15 million in contract costs due to the transition and implementation of joining the MISO RTO;
- an increase of $9 million in legal expenses primarily resulting from an increase in legal and regulatory activity increasing the use of outside legal services;
- an increase of $8 million in fossil-fueled generation expenses primarily due to the addition of Acadia Unit 2 in April 2011; and
- several individually insignificant items.

These increases were substantially offset by:

- a decrease of $29 million in compensation and benefits costs primarily resulting from an increase in the accrual for incentive-based compensation in 2010 and a decrease in stock option expense. The decrease in stock option expense is offset by credits recorded by the parent company, Entergy Corporation;

- the deferral in 2011 of $13.4 million of 2010 Michoud plant maintenance costs pursuant to the settlement of Entergy New Orleans' 2010 test year formula rate plan filing approved by the City Council in September 2011. See Note 2 to the financial statements for further discussion of the 2010 test year formula rate plan filing and settlement;
- the amortization of $11 million of Entergy Texas rate case expenses in 2010. See Note 2 to the financial statements for further discussion of the Entergy Texas rate case settlement; and
- a decrease of $10 million in operating expenses due to the sale of surplus oil inventory in 2011.

Depreciation and amortization expense increased primarily due to an increase in plant in service, partially offset by a decrease in depreciation rates at Entergy Arkansas as a result of the rate case settlement agreement approved by the APSC in June 2010.

Interest expense decreased primarily due to:
- the refinancing of long-term debt at lower interest rates by certain of the Utility operating companies;
- a revision caused by FERC's acceptance of a change in the treatment of funds received from independent power producers for transmission interconnection projects; and
- interest expense accrued in 2010 related to the expected result of the LPSC Staff audit of Entergy Gulf States Louisiana's fuel adjustment clause for the period 1995 through 2004.

Entergy Wholesale Commodities

Other operation and maintenance expenses decreased from $1,047 million for 2010 to $905 million for 2011 primarily due to:
- the write-off of $64 million of capital costs in 2010, primarily for software that would not be utilized, and $16 million of additional costs incurred in 2010 in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business;
- a decrease of $30 million due to the absence of expenses from the Harrison County plant, which was sold in December 2010;
- a decrease in compensation and benefits costs resulting from an increase of $19 million in the accrual for incentive-based compensation in 2010;
- a decrease of $12 million in spending on tritium remediation work; and
- the write-off of $10 million of capitalized engineering costs in 2010 associated with a potential uprate project.

The gain on sale resulted from the sale in 2010 of Entergy's ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the plant. Entergy sold its 61 percent share of the plant for $219 million and realized a pre-tax gain of $44.2 million on the sale.

Depreciation and amortization expense increased primarily due to an increase in plant in service and declining useful life of nuclear assets.

Other income decreased primarily due to a decrease in interest income earned on loans to the parent company, Entergy Corporation, and a decrease of $13 million in realized earnings on decommissioning trust fund investments.

Interest expense decreased primarily due to the write-off of $39 million of debt financing costs in 2010, primarily incurred for a $1.2 billion credit facility that will not be used, in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business.

Other expenses decreased primarily due to a credit to decommissioning expense of $34.1 million in 2011 resulting from a reduction in the decommissioning liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. See "Critical Accounting Estimates – Nuclear Decommissioning Costs" below for further discussion of accounting for asset retirement obligations.

Parent & Other

Other operation and maintenance expenses increased primarily due to lower intercompany stock option credits recorded by the parent company, Entergy Corporation, and an increase of $13 million related to the planned spin-off and merger of Entergy's transmission business. See "Plan to Spin Off the Utility's Transmission Business" below for further discussion.

Interest expense increased primarily due to $1 billion of Entergy Corporation senior notes issued in September 2010, with the proceeds used to pay down borrowings outstanding on Entergy Corporation's revolving credit facility that were at a lower interest rate.

INCOME TAXES

The effective income tax rate for 2011 was 17.3%. The difference in the effective income tax rate versus the statutory rate of 35% in 2011 was primarily due to a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense of $422 million. See Note 3 to the financial statements herein for further discussion of the settlement.

The effective income tax rate for 2010 was 32.7%. The difference in the effective income tax rate versus the statutory rate of 35% in 2010 was primarily due to:
- a favorable Tax Court decision holding that the U.K. Windfall Tax may be used as a credit for purposes of computing the U.S. foreign tax credit, which allowed Entergy to reverse a provision for uncertain tax positions of $43 million, included in Parent and Other, on the issue. See Note 3 to the financial statements for further discussion of this tax litigation;
- a $19 million tax benefit recorded in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business; and
- the recognition of a $14 million Louisiana state income tax benefit related to storm cost financing.

Partially offsetting the decreased effective income tax rate was a charge of $16 million resulting from a change in tax law associated with the recently enacted federal healthcare legislation, as discussed below in "Critical Accounting Estimates" and state income taxes and certain book and tax differences for Utility plant items.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

2010 Compared to 2009

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2010 to 2009 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent & Other	Entergy
2009 Consolidated Net Income (Loss)	**$708,905**	**$641,094**	**$(98,949)**	**$1,251,050**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	357,211	(163,518)	8,622	202,315
Other operation and maintenance expenses	112,384	124,758	(18,550)	218,592
Taxes other than income taxes	28,872	2,717	(1,149)	30,440
Depreciation and amortization	(24,112)	11,413	(182)	(12,881)
Gain on sale of business	–	44,173	–	44,173
Other income	(14,915)	66,222	(25,681)	25,626
Interest expense	31,035	(6,461)	(19,851)	4,723
Other	7,758	19,728	–	27,486
Income taxes	65,545	(53,606)	(27,440)	(15,501)
2010 Consolidated Net Income (Loss)	**$829,719**	**$489,422**	**$(48,836)**	**$1,270,305**

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

In November 2007 the Board approved a plan to pursue a separation of Entergy's non-utility nuclear business from Entergy through a spin-off of the business to Entergy shareholders. In April 2010, Entergy announced that it planned to unwind the business infrastructure associated with the proposed spin-off transaction. As a result of the plan to unwind the business infrastructure, Entergy recorded expenses in 2010 for the write-off of certain capitalized costs incurred in connection with the planned spin-off transaction. These costs are discussed in more detail below and throughout this section.

NET REVENUE

Utility

Following is an analysis of the change in net revenue comparing 2010 to 2009 (in millions):

2009 Net Revenue	**$4,694**
Volume/weather	231
Retail electric price	137
Provision for regulatory proceedings	26
Rough production cost equalization	19
ANO decommissioning trust	(24)
Fuel recovery	(44)
Other	12
2010 Net Revenue	**$5,051**

The volume/weather variance is primarily due to an increase of 8,362 GWh, or 8%, in billed electricity usage in all retail sectors, including the effect on the residential sector of colder weather in the first quarter 2010 compared to 2009 and warmer weather in the second and third quarters 2010 compared to 2009. The industrial sector reflected strong sales growth on continuing signs of economic recovery. The improvement in this sector was primarily driven by inventory restocking and strong exports with the chemicals, refining, and miscellaneous manufacturing sectors leading the improvement.

The retail electric price variance is primarily due to:

- increases in the formula rate plan riders at Entergy Gulf States Louisiana effective November 2009, January 2010, and September 2010, at Entergy Louisiana effective November 2009, and at Entergy Mississippi effective July 2009;
- a base rate increase at Entergy Arkansas effective July 2010;
- rate actions at Entergy Texas, including base rate increases effective in May and August 2010;
- a formula rate plan provision of $16.6 million recorded in the third quarter 2009 for refunds that were made to customers in accordance with settlements approved by the LPSC; and
- the recovery in 2009 by Entergy Arkansas of 2008 extraordinary storm costs, as approved by the APSC, which ceased in January 2010. The recovery of storm costs is offset in other operation and maintenance expenses.

See Note 2 to the financial statements for further discussion of the proceedings referred to above.

The provision for regulatory proceedings variance is primarily due to provisions recorded in 2009 at Entergy Arkansas. See Note 2 to the financial statements for a discussion of regulatory proceedings affecting Entergy Arkansas.

The rough production cost equalization variance is due to an additional $18.6 million allocation recorded in the second quarter of 2009 for 2007 rough production cost equalization receipts ordered by the PUCT to Texas retail customers over what was originally allocated to Entergy Texas prior to the jurisdictional separation of Entergy Gulf States, Inc. into Entergy Gulf States Louisiana and Entergy Texas, effective December 2007, as discussed in Note 2 to the financial statements.

The ANO decommissioning trust variance is primarily related to the deferral of investment gains from the ANO 1 and 2 decommissioning trust in 2010 in accordance with regulatory treatment. The gains resulted in an increase in interest and investment income in 2010 and a corresponding increase in regulatory charges with no effect on net income.

The fuel recovery variance resulted primarily from an adjustment to deferred fuel costs in the fourth quarter 2009 relating to unrecovered nuclear fuel costs incurred since January 2008 that will now be recovered after a revision to the fuel adjustment clause methodology.

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2010 to 2009 (in millions):

2009 Net Revenue	**$2,364**
Nuclear realized price changes	(96)
Nuclear volume	(60)
Other	(8)
2010 Net Revenue	**$2,200**

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased by $164 million, or 7%, in 2010 compared to 2009 primarily due to results from its nuclear operations. The net revenue decrease was primarily due to lower pricing in its contracts to sell nuclear power and lower nuclear volume resulting from more planned and unplanned outage days in 2010. Included in net revenue is $46 million and $53 million of amortization of the Palisades purchased power agreement in 2010 and 2009, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for Entergy Wholesale Commodities' nuclear plants for 2010 and 2009:

	2010	2009
Net MW in operation at December 31	4,998	4,998
Average realized revenue per MWh	$59.16	$61.07
GWh billed	39,655	40,981
Capacity factor	90%	93%
Refueling outage days:		
FitzPatrick	35	–
Indian Point 2	33	–
Indian Point 3	–	36
Palisades	26	41
Pilgrim	–	31
Vermont Yankee	29	–

Overall, including its non-nuclear plants, Entergy Wholesale Commodities billed 42,682 GWh in 2010 and 43,969 GWh in 2009, with average realized revenue per MWh of $59.04 in 2010 and $60.46 in 2009.

Other Income Statement Items

Utility

Other operation and maintenance expenses increased from $1,837 million for 2009 to $1,949 million for 2010 primarily due to:

- an increase of $70 million in compensation and benefits costs, resulting from decreasing discount rates, the amortization of benefit trust asset losses, and an increase in the accrual for incentive-based compensation. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of benefits costs;
- an increase of $25 million in fossil-fueled generation expenses resulting from higher outage costs in 2010 primarily because the scope of the outages was greater than in 2009;
- an increase of $17 million in transmission and distribution expenses resulting from increased vegetation contract work;
- an increase of $13 million in nuclear expenses primarily due to higher nuclear labor and contract costs;
- an increase of $12.5 million due to the capitalization in 2009 of Ouachita Plant service charges previously expensed; and
- an increase of $11 million due to the amortization of Entergy Texas rate case expenses. See Note 2 to the financial statements for further discussion of the Entergy Texas rate case settlement.

The increase was partially offset by:

- a decrease of $19.4 million due to 2008 storm costs at Entergy Arkansas which were deferred per an APSC order and were recovered through revenues in 2009;
- a decrease of $16 million due to higher write-offs of uncollectible customer accounts in 2009; and
- charges of $14 million in 2009 due to the Hurricane Ike and Hurricane Gustav storm cost recovery settlement agreement, as discussed further in Note 2 to the financial statements.

Other income decreased primarily due to:

- a decrease of $50 million in carrying charges on storm restoration costs because of the completion of financing or securitization of the costs, as discussed further in Note 2 to the financial statements; and
- a gain of $16 million recorded in 2009 on the sale of undeveloped real estate by Entergy Louisiana Properties, LLC.

The decrease was partially offset by:

- an increase of $24 million due to investment gains from the ANO 1 and 2 decommissioning trust, as discussed above;
- an increase of $14 million resulting from higher earnings on decommissioning trust funds; and
- an increase of distributions of $13 million earned by Entergy Louisiana and $7 million earned by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. The distributions on preferred membership interests are eliminated in consolidation and have no effect on net income because the investment is in another Entergy subsidiary. See Note 2 to the financial statements for discussion of these investments in preferred membership interests.

Interest expense increased primarily due to an increase in long-term debt outstanding resulting from net debt issuances by certain of the Utility operating companies in the second half of 2009 and in 2010. See Notes 4 and 5 to the financial statements for details of long-term debt outstanding.

Depreciation and amortization expenses decreased primarily due to a decrease in depreciation rates at Entergy Arkansas as a result of the rate case settlement agreement approved by the APSC in June 2010.

Entergy Wholesale Commodities

Other operation and maintenance expenses increased from $922 million for 2009 to $1,047 million for 2010 primarily due to:

- the write-off of $64 million of capital costs, primarily for software that will not be utilized, and $16 million of additional costs incurred in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business;
- an increase of $36 million in compensation and benefits costs, resulting from decreasing discount rates, the amortization of benefit trust asset losses, and an increase in the accrual for incentive-based compensation. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of benefits costs;
- spending of $15 million related to tritium remediation work at the Vermont Yankee site; and
- the write-off of $10 million of capitalized engineering costs associated with a potential uprate project.

The gain on sale resulted from the sale of Entergy's ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the plant. Entergy sold its 61 percent share of the plant for $219 million and realized a pre-tax gain of $44.2 million on the sale.

Other income increased primarily due to $86 million in charges in 2009 resulting from the recognition of impairments that are not considered temporary of certain equity securities held in Entergy Wholesale Commodities' decommissioning trust funds, partially offset by a decrease of $28 million in realized earnings on the decommissioning trust funds.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Interest expense decreased primarily due to a decrease in fees paid to Entergy Corporation for providing collateral in the form of guarantees in connection with some of the Entergy Wholesale Commodities agreements to sell power. The guarantee fees paid are intercompany transactions and are eliminated in consolidation. The decrease was substantially offset by the write-off of $39 million of debt financing costs, primarily incurred for a $1.2 billion credit facility that will not be used, in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business.

Parent & Other

Other income decreased primarily due to increases in the distributions paid of $13 million to Entergy Louisiana and $7 million to Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Interest expense decreased primarily due to lower borrowings, including the redemption of $267 million of notes payable in December 2009, as well as lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

INCOME TAXES

The effective income tax rate for 2010 was 32.7%. The difference in the effective income tax rate versus the statutory rate of 35% in 2010 was primarily due to:

- a favorable Tax Court decision holding that the U.K. Windfall Tax may be used as a credit for purposes of computing the U.S. foreign tax credit, which allowed Entergy to reverse a provision for uncertain tax positions of $43 million, included in Parent and Other, on the issue. See Note 3 to the financial statements for further discussion of this tax litigation;
- a $19 million tax benefit recorded in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business; and
- the recognition of a $14 million Louisiana state income tax benefit related to storm cost financing.

Partially offsetting the decreased effective income tax rate was a charge of $16 million resulting from a change in tax law associated with the recently enacted federal healthcare legislation, as discussed below in "Critical Accounting Estimates" and state income taxes and certain book and tax differences for Utility plant items.

The effective income tax rate for 2009 was 33.6%. The difference in the effective income tax rate versus the federal statutory rate of 35% in 2009 was primarily due to:

- recognition of a capital loss of $73.1 million resulting from the sale of preferred stock of an Entergy Wholesale Commodities subsidiary to a third party;
- reduction of a valuation allowance of $24.3 million on state loss carryovers;
- reduction of a valuation allowance of $16.2 million on a federal capital loss carryover;
- reduction of the provision for uncertain tax positions of $15.2 million resulting from settlements and agreements with taxing authorities;
- adjustment to state income taxes of $13.8 million for Entergy Wholesale Commodities to reflect the effect of a change in the methodology of computing Massachusetts state income taxes as required by that state's taxing authority; and
- additional deferred tax benefit of approximately $8 million associated with writedowns on nuclear decommissioning qualified trust securities.

These reductions were partially offset by increases related to book and tax differences for utility plant items and state income taxes at the Utility operating companies.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

PLAN TO SPIN OFF THE UTILITY'S TRANSMISSION BUSINESS

On December 5, 2011, Entergy announced that it would spin off its transmission business and merge it with a newly formed subsidiary of ITC Holdings Corp. (ITC). In order to effect the spin-off and merger, Entergy entered into (i) a Merger Agreement with Mid South TransCo LLC, a newly formed, wholly owned subsidiary of Entergy (TransCo); ITC; and Ibis Transaction Subsidiary LLC (Merger Sub), a newly formed, wholly-owned subsidiary of ITC; and (ii) a Separation Agreement with TransCo, ITC, each of the Utility operating companies, and Entergy Services, Inc. These agreements, which have been approved by the Boards of Directors of Entergy and ITC, provide for the separation of Entergy's transmission business (the "Transmission Business"), the distribution to Entergy's stockholders of all of the common units of TransCo, a holding company subsidiary formed to hold the Transmission Business, and the merger of Merger Sub with and into TransCo, with TransCo continuing as the surviving entity in the Merger (the Merger), following which each common unit of TransCo will be converted into the right to receive one fully paid and nonassessable share of ITC common stock. Both the Distribution (as defined below) and the Merger are expected to qualify as tax-free transactions.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Entergy will distribute the TransCo common units to its shareholders. At Entergy's election, it may distribute the TransCo common units by means of a pro rata dividend in a spin-off or pursuant to an exchange offer in a split-off, or a combination of a spin-off and a split-off (the Distribution). In connection with the Merger, ITC expects to effectuate a $700 million recapitalization, currently anticipated to take the form of a one-time special dividend to its shareholders of record as of a record date prior to the Merger, which will be determined by the board of directors of ITC at a later date (the Special Dividend). Entergy's shareholders who become shareholders of ITC as a result of the Merger will not receive the Special Dividend. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, immediately after the consummation of the Separation (as defined below), the consummation of the Financings (as defined below), the payment of the Special Dividend and the consummation of the Distribution, Merger Sub will merge with and into TransCo, with TransCo continuing as the surviving entity, and Entergy shareholders who hold common units of TransCo will have those units exchanged for ITC common stock on a one-for-one basis. Consummation of the transactions contemplated by the Separation Agreement and the Merger Agreement is expected to result in Entergy's shareholders holding at least 50.1% of ITC's common stock and existing ITC shareholders holding no more than 49.9% of ITC's common stock immediately after the Merger.

The Merger Agreement contains certain customary representations and warranties. The Merger Agreement may be terminated: (i) by mutual consent of Entergy and ITC, (ii) by either Entergy or ITC if the Merger has not been completed by June 30, 2013, subject to an up to six month extension by either Entergy or ITC in certain circumstances, (iii) by either Entergy or ITC if the transactions are enjoined or otherwise prohibited by applicable law, (iv) by Entergy, on the one hand, or ITC, on the other hand, upon a material breach of the Merger Agreement by the other party that has not been cured by the cure period specified in the Merger

Agreement, (v) by either Entergy or ITC if ITC's shareholders fail to approve the ITC shareholder proposals, (vi) by Entergy if the ITC Board of Directors withdraws or changes its recommendation of the ITC shareholder proposals in a manner adverse to Entergy, (vii) by Entergy if ITC willfully breaches in any material respect its non-solicitation covenant and the breach has not been cured by the cure period specified in the Merger Agreement, (viii) by Entergy if there is a law or order that enjoins the transactions or imposes a burdensome condition on Entergy, (ix) by either Entergy or ITC if there is a law or order that enjoins the transactions or imposes a burdensome condition on ITC, (x) by ITC, prior to ITC shareholder approval, to enter into a transaction for a superior proposal, provided that ITC complies with its notice and other obligations in the non-solicitation provision and pays Entergy the termination fee concurrently with termination or (xi) by ITC if Entergy takes certain actions with respect to the migration of the Transmission Business to a regional transmission organization if such actions could reasonably be expected to have certain adverse effects on TransCo or ITC after the Merger. In the event that (i) ITC terminates the Merger Agreement to accept a superior acquisition proposal, (ii) Entergy terminates the Merger Agreement because the ITC Board of Directors has withdrawn its recommendation of the ITC shareholder proposals, approves or recommends another acquisition proposal, fails to reaffirm its recommendation or materially breaches the non-solicitation provisions, (iii) either of the parties terminates the Merger Agreement because the approval of ITC's shareholders is not obtained or (iv) Entergy terminates because of ITC's uncured willful breach of the Merger Agreement, and in the case of clauses (iii) and (iv) an ITC takeover transaction was publicly announced and not withdrawn prior to termination and within 12 months of termination ITC agrees to or consummates a takeover transaction, then ITC must pay Entergy a $113,570,800 termination fee.

Consummation of the Merger is subject to the satisfaction of customary closing conditions for a transaction such as the Merger, including, among others, (i) consummation of the Separation, the Distribution, the Financings and the Special Dividend, (ii) the approval of the ITC shareholder proposals by the shareholders of ITC, (iii) the authorization for listing on the New York Stock Exchange of ITC common stock to be issued in the Merger, (iv) the receipt by Entergy of regulatory approvals necessary to become a member of an acceptable regional transmission organization, (v) the receipt of regulatory approvals necessary to consummate the transaction and the expiration of the applicable waiting period under the Hart-Scott-Rodino Act, and no such regulatory approvals impose a burdensome condition on ITC or Entergy, (vi) the absence of a material adverse effect on the Transmission Business or ITC, (vii) the receipt by Entergy of a solvency opinion and (viii) the receipt of a private letter ruling from the IRS substantially to the effect that certain requirements for the tax-free treatment of the distribution of TransCo are met and an opinion that the Distribution and the Merger will be treated as tax-free reorganizations for U.S. federal income tax purposes. The Merger and the other transactions contemplated by the Merger Agreement and the Separation Agreement are planned for completion in 2013.

Pursuant to the Separation Agreement, and subject to the terms and conditions set forth therein, Entergy will engage in a series of preliminary restructuring transactions that result in the transfer to TransCo's subsidiaries of the assets relating to the Transmission Business (the Separation). TransCo and its subsidiaries will consummate certain financing transactions (the TransCo Financing) totaling approximately $1.775 billion pursuant to which (i) TransCo's subsidiaries will borrow through a one-year term funded bridge facility and (ii) TransCo will issue senior securities of TransCo to Entergy (the TransCo Securities). Neither Entergy nor the Utility operating companies will guarantee or otherwise be liable for the payment of the TransCo Securities. Entergy will issue new debt or enter into agreements under which certain unrelated creditors will agree to purchase existing corporate debt of Entergy, which will be exchangeable into the TransCo Securities at closing (the Exchangeable Debt Financing). In addition, prior to the closing TransCo may obtain a working capital revolving credit facility in a principal amount agreed to by Entergy and ITC (such financing, together with the TransCo Financing and the Exchangeable Debt Financing, the Financings).

Under the terms of the Separation Agreement, concurrently with the TransCo Financing, each Utility operating company will contribute its respective transmission assets to a subsidiary that will become a TransCo subsidiary in the Separation in exchange for the equity interest in that subsidiary and the net proceeds received by that subsidiary from the one-year funded bridge facility described above. Each Utility operating company will distribute the equity interests in the subsidiaries holding the transmission assets to Entergy, which will then contribute such interests to TransCo. The Utility operating companies intend to apply all or a portion of the amounts received by them from the subsidiaries to the prepayment or redemption of outstanding preferred and debt securities, with the goal, following completion of the Separation, of maintaining their capitalization balanced between equity and debt generally consistent with the balance of their capitalization prior to the Separation. Although the aggregate amount and particular series of preferred and debt securities of each Utility operating company to be redeemed as well as the redemption dates are uncertain at this time and are expected to remain subject to change, each Utility operating company currently anticipates that all of its outstanding preferred securities, if any, will be redeemed or otherwise retired prior to the Separation and that debt securities in the following approximate aggregate amounts will be redeemed prior to or following the Separation: $.51 billion for Entergy Arkansas, $.27 billion for Entergy Gulf States Louisiana, $.38 billion for Entergy Louisiana, $.29 billion for Entergy Mississippi, $.01 billion for Entergy New Orleans, and $.30 billion for Entergy Texas. Entergy and the Utility operating companies may, subject to certain conditions, modify or supplement the manner in which the Separation is consummated. As of December 31, 2011, net transmission plant in service, which does not include transmission-related construction work in progress or general or intangible plant, for the Utility operating companies was $.94 billion for Entergy Arkansas, $.50 billion for Entergy Gulf States Louisiana, $.71 billion for Entergy Louisiana, $.51 billion for Entergy Mississippi, $.02 billion for Entergy New Orleans, and $.62 billion for Entergy Texas. Consummation of the Separation is subject to the satisfaction of the conditions applicable to Entergy and ITC contained in the Separation Agreement and the Merger Agreement, including that the sum of the principal amount of TransCo Securities issued to Entergy and the principal amount of the bridge facility entered into by TransCo's subsidiaries is at least $1.775 billion.

ENTERGY WHOLESALE COMMODITIES AUTHORIZATIONS TO OPERATE ITS NUCLEAR POWER PLANTS

The NRC operating license for Palisades expires in 2031 and for FitzPatrick expires in 2034. The NRC operating license for Vermont Yankee was to expire in March 2012. In March 2011 the NRC renewed Vermont Yankee's operating license for an additional 20 years, as a result of which the license now expires in 2032. For additional discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements.

The NRC operating license for Pilgrim expires in June 2012, for Indian Point 2 expires in September 2013, and for Indian Point 3 expires in

December 2015, and NRC license renewal applications are in process for these plants. Under federal law, nuclear power plants may continue to operate beyond their license expiration dates while their renewal applications are pending NRC approval. Various parties have expressed opposition to renewal of the licenses. With respect to the Pilgrim license renewal, the Atomic Safety and Licensing Board (ASLB) of the NRC, after issuing an order denying a new hearing request, terminated its proceeding on Pilgrim's license renewal application. With the ASLB process concluded the proceeding, including appeals of certain ASLB decisions, is now before the NRC.

In April 2007, Entergy submitted an application to the NRC to renew the operating licenses for Indian Point 2 and 3 for an additional 20 years. The ASLB has admitted 21 contentions raised by the State of New York or other parties, which were combined into 16 discrete issues. Two of the issues have been resolved, leaving 14 issues that are currently subject to ASLB hearings. In July 2011, the ASLB granted the State of New York's motion for summary disposition of an admitted contention challenging the adequacy of a section of Indian Point's environmental analysis as incorporated in the FSEIS (discussed below). That section provided cost estimates for Severe Accident Mitigation Alternatives (SAMAs), which are hardware and procedural changes that could be implemented to mitigate estimated impacts of off-site radiological releases in case of a hypothesized severe accident. In addition to finding that the SAMA cost analysis was insufficient, the ASLB directed the NRC staff to explain why cost-beneficial SAMAs should not be required to be implemented. Entergy appealed the ASLB's decision to the NRC and the NRC staff supported Entergy's appeal, while the State of New York opposed it. In December 2011 the NRC denied Entergy's appeal as premature, stating that the appeal could be renewed at the conclusion of the ASLB proceedings.

In November 2011 the ASLB issued an order establishing deadlines for the submission of several rounds of testimony on most of the contentions pending before the ASLB and for the filing of motions to limit or exclude testimony. Initial hearings before the ASLB on the contentions for which testimony is submitted are expected to begin by the end of 2012. Filing deadlines for testimony on certain admitted contentions remain to be set by the ASLB.

The NRC staff currently is also performing its technical and environmental reviews of the application. The NRC staff issued a Final Safety Evaluation Report (FSER) in August 2009, a supplement to the FSER in August 2011, and a Final Supplemental Environmental Impact Statement (FSEIS) in December 2010. The NRC staff has stated its intent to file a supplemental FSEIS in May 2012. The New York State Department of Environmental Conservation has taken the position that Indian Point must obtain a new state-issued Clean Water Act Section 401 water quality certification as part of the license renewal process. In addition, the consistency of Indian Point's operations with New York State's coastal management policies must be resolved as required by the Coastal Zone Management Act. Entergy Wholesale Commodities' efforts to obtain these certifications and determinations continue in 2012.

The hearing process is an integral component of the NRC's regulatory framework, and evidentiary hearings on license renewal applications are not uncommon. Entergy intends to participate fully in the hearing process as permitted by the NRC's hearing rules. As noted in Entergy's responses to the various intervenor filings, Entergy believes the contentions proposed by the intervenors are unsupported and without merit. Entergy will continue to work with the NRC staff as it completes its technical and environmental reviews of the license renewal application.

LIQUIDITY AND CAPITAL RESOURCES

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's capitalization is balanced between equity and debt, as shown in the following table:

	2011	2010
Debt to capital	57.3%	57.3%
Effect of excluding securitization bonds	(2.3%)	(2.0%)
Debt to capital, excluding securitization bonds[1]	55.0%	55.3%
Effect of subtracting cash	(1.5%)	(3.2%)
Net debt to net capital, excluding securitization bonds[1]	**53.5%**	**52.1%**

(1) Calculation excludes the Arkansas, Louisiana and Texas securitization bonds, which are non-recourse to Entergy Arkansas, Entergy Louisiana, and Entergy Texas, respectively.

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable, capital lease obligations, and long-term debt, including the currently maturing portion. Capital consists of debt, common shareholders' equity, and subsidiaries' preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. Entergy uses the net debt to net capital ratio and the ratios excluding securitization bonds in analyzing its financial condition and believes they provide useful information to its investors and creditors in evaluating Entergy's financial condition.

Long-term debt, including the currently maturing portion, makes up substantially all of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2011. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2011. The amounts below include payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet (in millions):

Long-Term Debt Maturities and Estimated Interest Payments	2012	2013	2014	2015-2016	After 2016
Utility	$ 721	$ 1,197	$ 614	$ 1,524	$ 10,872
Entergy Wholesale Commodities	24	15	16	21	59
Parent & Other	1,972	43	43	610	535
Total	**$2,717**	**$1,255**	**$673**	**$2,155**	**$11,466**

Note 5 to the financial statements provides more detail concerning long-term debt outstanding.

Entergy Corporation has in place a credit facility that has a borrowing capacity of approximately $3.5 billion and expires in August 2012, which Entergy intends to renew before expiration. Because the facility is now within one year of its expiration date, borrowings outstanding on the facility are classified as currently maturing long-term debt on the balance sheet. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.125% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2011 was 0.745% on the drawn portion of the facility.

As of December 31, 2011, amounts outstanding and capacity available under the $3.5 billion credit facility are (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,451	$1,920	$28	$1,503

A covenant in Entergy Corporation's credit facility requires Entergy to maintain a consolidated debt ratio of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with the covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur.

Capital lease obligations are a minimal part of Entergy's overall capital structure, and are discussed in Note 10 to the financial statements. Following are Entergy's payment obligations under those leases (in millions):

	2012	2013	2014	2015-2016	After 2016
Capital lease payments	$7	$6	$5	$9	$38

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2011 as follows (amounts in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[a]	Amount Drawn as of Dec. 31, 2011
Entergy Arkansas	April 2012	$ 78[b]	3.25%	–
Entergy Gulf States Louisiana	August 2012	$100[c]	0.71%	–
Entergy Louisiana	August 2012	$200[d]	0.67%	$50
Entergy Mississippi	May 2012	$ 35[e]	2.05%	–
Entergy Mississippi	May 2012	$ 25[e]	2.05%	–
Entergy Mississippi	May 2012	$ 10[e]	2.05%	–
Entergy Texas	August 2012	$100[f]	0.77%	–

(a) The interest rate is the weighted average interest rate as of December 31, 2011 applied, or that would be applied, to outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

Operating Lease Obligations and Guarantees of Unconsolidated Obligations

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition, results of operations, or cash flows. Following are Entergy's payment obligations as of December 31, 2011 on non-cancelable operating leases with a term over one year (in millions):

	2012	2013	2014	2015-2016	After 2016
Operating lease payments	$85	$78	$79	$100	$166

The operating leases are discussed in Note 10 to the financial statements.

Summary of Contractual Obligations of Consolidated Entities (in millions):

Contractual Obligations	2012	2013-2014	2015-2016	After 2016	Total
Long-term debt[1]	$2,717	$1,928	$2,155	$11,466	$18,266
Capital lease payments[2]	$ 7	$ 11	$ 9	$ 38	$ 65
Operating leases[2]	$ 85	$ 157	$ 100	$ 166	$ 508
Purchase obligations[3]	$1,803	$2,604	$1,654	$ 5,199	$11,260

(1) Includes estimated interest payments. Long-term debt is discussed in Note 5 to the financial statements.

(2) Lease obligations are discussed in Note 10 to the financial statements.

(3) Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. Almost all of the total are fuel and purchased power obligations.

In addition to the contractual obligations, Entergy currently expects to contribute approximately $162.9 million to its pension plans and approximately $80.4 million to other postretirement plans in 2012, although the required pension contributions will not be known with more certainty until the January 1, 2012 valuations are completed by April 1, 2012. Entergy's preliminary estimates of 2012 funding requirements indicate that the contributions will not exceed historical levels of pension contributions.

Also in addition to the contractual obligations, Entergy has $812 million of unrecognized tax benefits and interest net of unused tax attributes for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2012 through 2014 (in millions):

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Planned Construction and Capital Investments	2012	2013	2014
Maintenance Capital:			
Utility:			
Generation	$ 128	$ 129	$ 131
Transmission	282	273	255
Distribution	433	485	496
Other	91	89	103
Total	934	976	985
Entergy Wholesale Commodities	90	120	107
Total	$ 1,024	$ 1,096	$ 1,092
Capital Commitments:			
Utility:			
Generation	$ 1,428	$ 583	$ 358
Transmission	170	128	264
Distribution	17	11	11
Other	45	47	35
Total	1,660	769	668
Entergy Wholesale Commodities	259	241	291
Total	1,919	1,010	959
Total	**$2,943**	**$2,106**	**$2,051**

Maintenance Capital refers to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth.

Capital Commitments refers to non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts reflected in this category include the following:

- The currently planned construction or purchase of additional generation supply sources within the Utility's service territory through the Utility's portfolio transformation strategy, including three resources identified in the Summer 2009 Request for Proposal that are discussed below.
- Entergy Louisiana's Waterford 3 steam generators replacement project, which is discussed below.
- System Energy's planned approximate 178 MW uprate of the Grand Gulf nuclear plant. On November 30, 2009, the MPSC issued a Certificate of Public Convenience and Necessity for implementation of the uprate. A license amendment application was submitted to the NRC in September 2010. After performing more detailed project design, engineering, analysis and major materials purchases, System Energy's current estimate of the total capital investment to be made in the course of the implementation of the Grand Gulf uprate project is approximately $754 million, including SMEPA's share. The estimate includes spending on certain major equipment refurbishment and replacement that would have been required over the normal course of the plant's life even if the uprate were not done. The purpose of performing this major equipment refurbishment and replacement in connection with the uprate is to avoid additional plant outages and construction costs in the future while improving plant reliability. The investment estimate may be revised in the future as System Energy evaluates the progress of the project, including the costs required to install instrumentation in the steam dryer in response to recent guidance from the NRC staff obtained during the review process for certain Requests for Additional Information (RAIs) issued by the NRC in December 2011. The NRC's review of the project is ongoing. System Energy is responding to the recent RAIs and will seek to minimize potential cost effects or delay, if any, to the Grand Gulf uprate implementation schedule.
- Transmission upgrades and spending to support the Utility's plan to join the MISO RTO by December 2013.
- Spending to comply with current and anticipated North American Electric Reliability Corporation transmission planning requirements.
- Entergy Wholesale Commodities investments associated with specific investments such as dry cask storage, nuclear license renewal, component replacement and identified repairs, spending in response to the Indian Point Safety Evaluation, NYPA value sharing, and wedgewire screens at Indian Point.
- A minimal amount of environmental compliance spending, although Entergy continues to review potential environmental spending needs and financing alternatives for any such spending, and future spending estimates could change based on the results of this continuing analysis and the implementation of new environmental laws and regulations.

The Utility's owned generating capacity remains short of customer demand, and its supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints and requirements, environmental regulations, business opportunities, market volatility, economic trends, changes in project plans, and the ability to access capital.

SUMMER 2009 LONG-TERM REQUEST FOR PROPOSAL

The 2012-2014 capital expenditure estimate includes the construction or purchase of three resources identified in the Summer 2009 Long-Term Request for Proposal: a self-build option at Entergy Louisiana's Ninemile site and agreements by two of the Utility operating companies to acquire the 620 MW Hot Spring Energy Facility and the 450 MW Hinds Energy Facility.

Ninemile Point Unit 6 Self-Build Project

In June 2011, Entergy Louisiana filed with the LPSC an application seeking certification that the public necessity and convenience would be served by Entergy Louisiana's construction of a combined-cycle gas turbine generating facility (Ninemile 6) at its existing Ninemile Point electric generating station. Ninemile 6 will be a nominally-sized 550 MW unit that is estimated to cost approximately $721 million to construct, excluding interconnection and transmission upgrades. Entergy Gulf States Louisiana joined in the application, seeking certification of its purchase under a life-of-unit power purchase agreement of up to 35% of the capacity and energy generated by Ninemile 6. The Ninemile 6 capacity and energy is proposed to be allocated 55% to Entergy Louisiana, 25% to Entergy Gulf States Louisiana, and 20% to Entergy New Orleans. In February 2012 the City Council passed a resolution authorizing Entergy New Orleans to purchase 20% of the Ninemile 6 energy and capacity. If approvals are obtained from the LPSC and other permitting agencies, Ninemile 6 construction is expected to begin in 2012, and the unit is expected to commence commercial operation by mid-2015. The ALJ has established a schedule for the LPSC proceeding that includes February 27 - March 7, 2012, hearing dates.

Hot Spring Energy Facility Purchase Agreement

In April 2011, Entergy Arkansas announced that it signed an asset purchase agreement to acquire the Hot Spring Energy Facility, a 620 MW natural gas-fired combined-cycle turbine plant located in Hot Spring County, Arkansas, from a subsidiary of KGen Power Corporation. The purchase price is expected to be approximately $253 million. Entergy Arkansas also expects to invest in various plant upgrades at the facility after closing and expects the total cost of the acquisition, including plant upgrades, transaction

costs, and contingencies, to be approximately $277 million. A new transmission service request has been submitted to the ICT to determine if investments for supplemental upgrades in the Entergy transmission system are needed to make energy from the Hot Spring Energy Facility deliverable to Entergy Arkansas for the period after Entergy Arkansas exits the System Agreement. The initial results of the service request were received in January 2012 and indicate that available transfer capability does not exist with existing transmission facilities and that upgrades are required. The studies do not provide a final and definitive indication of what those upgrades would be. Entergy Arkansas has submitted transmission service requests for facilities studies which, when performed by the ICT, will provide more detailed estimates of the transmission upgrades and the associated costs required to obtain network service for the Hot Spring plant. Accordingly there are still uncertainties that must be resolved. The purchase is contingent upon, among other things, obtaining necessary approvals, including full cost recovery, from various federal and state regulatory and permitting agencies. These include regulatory approvals from the APSC and the FERC, as well as clearance under the Hart-Scott-Rodino anti-trust law. In February 2012 the FERC issued an order approving the acquisition. Closing is expected to occur in mid-2012.

In July 2011, Entergy Arkansas filed its application with the APSC requesting approval of the acquisition and full cost recovery. In January 2012, Entergy Arkansas, the APSC General Staff, and the Arkansas Attorney General filed a Motion to Suspend the Procedural Schedule and Joint Stipulation and Settlement for consideration by the APSC. Under the settlement, the parties agreed that the acquisition costs may be recovered through a capacity acquisition rider and agreed that the level of the return on equity reflected in the rider would be submitted to the APSC for resolution. Because the transmission upgrade costs remain uncertain, the parties requested that the APSC suspend the procedural schedule and cancel the hearing scheduled for January 24, 2012, pending resolution of the transmission costs. The APSC issued an order accepting the settlement as part of the record and directing Entergy Arkansas to file the transmission studies when available and directing the parties to propose a procedural schedule to address the results of those studies.

Hinds Energy Facility Purchase Agreement

In April 2011, Entergy Mississippi announced that it has signed an asset purchase agreement to acquire the Hinds Energy Facility, a 450 MW natural gas-fired combined-cycle turbine plant located in Jackson, Mississippi, from a subsidiary of KGen Power Corporation. The purchase price is expected to be approximately $206 million. Entergy Mississippi also expects to invest in various plant upgrades at the facility after closing and expects the total cost of the acquisition to be approximately $246 million. A new transmission service request has been submitted to determine if investments for supplemental upgrades in the Entergy transmission system are needed to make the Hinds Energy Facility deliverable to Entergy Mississippi for the period after Entergy Mississippi exits the System Agreement. Facilities studies are ongoing to determine transmission upgrades costs associated with the plant, with results expected by early March 2012. The purchase is contingent upon, among other things, obtaining necessary approvals, including full cost recovery, from various federal and state regulatory and permitting agencies. These include regulatory approvals from the MPSC and the FERC, as well as clearance under the Hart-Scott-Rodino anti-trust law. In February 2012 the FERC issued an order approving the acquisition. Closing is expected to occur in mid-2012. In July 2011, Entergy Mississippi filed with the MPSC requesting approval of the acquisition and full cost recovery. A hearing on the request for a certificate of public convenience and necessity is scheduled for February, 28 2012. A hearing on Entergy Mississippi's proposed cost recovery has not been scheduled.

WATERFORD 3 STEAM GENERATOR REPLACEMENT PROJECT

Entergy Louisiana planned to replace the Waterford 3 steam generators, along with the reactor vessel closure head and control element drive mechanisms, in the spring 2011. Replacement of these components is common to pressurized water reactors throughout the nuclear industry. In December 2010, Entergy Louisiana advised the LPSC that the replacement generators would not be completed and delivered by the manufacturer in time to install them during the spring 2011 refueling outage. During the final steps in the manufacturing process, the manufacturer discovered separation of stainless steel cladding from the carbon steel base metal in the channel head of both replacement steam generators (RSGs), in areas beneath and adjacent to the divider plate. As a result of this damage, the manufacturer was unable to meet the contractual delivery deadlines, and the RSGs were not installed in the spring 2011. Entergy Louisiana worked with the manufacturer to fully develop and evaluate repair options, and expects the replacement steam generators to be delivered in time for the Fall 2012 refueling outage. Extensive inspections of the existing steam generators at Waterford 3 in cooperation with the manufacturer were completed in April 2011. The review of data obtained during these inspections supports the conclusion that Waterford 3 can operate safely for another full cycle before the replacement of the existing steam generators. Entergy Louisiana has formally reported its findings to the NRC. At this time, a requirement to perform a mid-cycle outage for further inspections in order to allow the plant to continue operation until its Fall 2012 refueling outage is not anticipated. Entergy Louisiana currently expects the cost of the project, including carrying costs, to be approximately $687 million, assuming the replacement occurs during the Fall 2012 refueling outage.

In June 2008, Entergy Louisiana filed with the LPSC for approval of the replacement project, including full cost recovery. Following discovery and the filing of testimony by the LPSC staff and an intervenor, the parties entered into a stipulated settlement of the proceeding. The LPSC unanimously approved the settlement in November 2008. The settlement resolved the following issues: 1) the accelerated degradation of the steam generators is not the result of any imprudence on the part of Entergy Louisiana; 2) the decision to undertake the replacement project at the then-estimated cost of $511 million is in the public interest, is prudent, and would serve the public convenience and necessity; 3) the scope of the replacement project is in the public interest; 4) undertaking the replacement project at the target installation date during the 2011 refueling outage is in the public interest; and 5) the jurisdictional costs determined to be prudent in a future prudence review are eligible for cost recovery, either in an extension or renewal of the formula rate plan or in a full base rate case including necessary pro forma adjustments. Upon completion of the replacement project, the LPSC will undertake a prudence review with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs.

In November 2011 the LPSC approved a one-year extension of Entergy Louisiana's current formula rate plan. The next formula rate plan filing, for the 2011 test year, will be made in May 2012 and will include a separate identification of any operating and maintenance expense savings that are expected to occur once the Waterford 3 steam generator replacement project is complete. Pursuant to the LPSC decision, from September 2012 through December 2012 earnings above an 11.05% return on common equity (based on the 2011 test year) would be accrued and used to offset the Waterford 3 replacement steam generator revenue requirement for the first twelve months that

the unit is in rates. If the project is not in service by January 1, 2013, earnings above a 10.25% return on common equity (based on the 2011 test year) for the period January 1, 2013 through the date that the project is placed in service will be accrued and used to offset the incremental revenue requirement for the first twelve months that the unit is in rates. Upon the in-service date of the replacement steam generators, rates will increase, subject to refund following any prudence review, by the full revenue requirement associated with the replacement steam generators, less (i) the previously accrued excess earnings from September 2012 until the in-service date and (ii) any earnings above a 10.25% return on common equity (based on the 2011 test year) for the period following the in-service date, provided that the excess earnings accrued prior to the in-service date shall only offset the revenue requirement for the first year of operation of the replacement steam generators. These rates are anticipated to remain in effect until Entergy Louisiana's next full rate case is resolved. Entergy Louisiana currently anticipates filing a full rate case by January 2013.

DIVIDENDS AND STOCK REPURCHASES

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its January 2012 meeting, the Board declared a dividend of $0.83 per share, which is the same quarterly dividend per share that Entergy has paid since the second quarter 2010. The prior quarterly dividend per share was $0.75. Entergy paid $590 million in 2011, $604 million in 2010, and $577 million in 2009 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plan, Entergy periodically grants stock options to key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plan, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plan.

In addition to the authority to fund grant exercises, in January 2007 the Board approved a program under which Entergy was authorized to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009 the Board granted authority for an additional $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010 the Board granted authority for an additional $500 million share repurchase program. As of December 31, 2011, $350 million of authority remains under the $500 million share repurchase program. The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if limitations in the credit markets continue for a prolonged period.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($694 million as of December 31, 2011);
- securities issuances;
- bank financing under new or existing facilities; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2011, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $394.9 million and $68.5 million, respectively. All debt and common and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their preferred equity and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy (except securities with maturities longer than one year issued by Entergy Arkansas and Entergy New Orleans, which are subject to the jurisdiction of the APSC and the City Council, respectively). No regulatory approvals are necessary for Entergy Corporation to issue securities. The current FERC-authorized short-term borrowing limits are effective through October 31, 2013. Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2013. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2012. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2012. In addition to borrowings from commercial banks, the FERC short-term borrowing orders authorize the Registrant Subsidiaries to continue as participants in the Entergy System money pool. The money pool is an intercompany borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed the FERC-authorized limits. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits, authorizations, and amounts outstanding.

In January 2012, Entergy Corporation issued $500 million of 4.70% senior notes due January 2017. Entergy Corporation used the proceeds to repay borrowings under its $3.5 billion credit facility.

In January 2012, Entergy Louisiana issued $250 million of 1.875% Series first mortgage bonds due December 2014. Entergy Louisiana used the proceeds to repay short-term borrowings under the Entergy System money pool.

HURRICANE GUSTAV AND HURRICANE IKE

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. The storms resulted in widespread power outages, significant damage to distribution, transmission, and generation infrastructure, and the loss of sales during the power outages. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance

costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). In July 2010 the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. In July 2010 the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana. Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. See Note 2 to the financial statements for additional discussion of the Act 55 financings.

In November 2009, Entergy Texas Restoration Funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds) to finance Entergy Texas Hurricane Ike and Hurricane Gustav restoration costs. See Note 2 to the financial statements for a discussion of the proceeding approving the issuance of the securitization bonds and see Note 5 to the financial statements for a discussion of the terms of the securitization bonds.

In the third quarter 2009, Entergy settled with its insurer on its Hurricane Ike claim and Entergy Texas received $75.5 million in proceeds (Entergy received a total of $76.5 million).

Entergy Arkansas January 2009 Ice Storm

In January 2009, a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010, the APSC issued a financing order authorizing the issuance of storm cost recovery bonds, including carrying costs of $11.5 million and $4.6 million of up-front financing costs. In August 2010, Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, issued $124.1 million of storm cost recovery bonds. See Note 5 to the financial statements for additional discussion of the issuance of the storm cost recovery bonds.

Entergy Louisiana Securitization Bonds – Little Gypsy

In August 2011, the LPSC issued a financing order authorizing the issuance of bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. In September 2011, Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, issued $207.2 million of senior secured investment recovery bonds. The bonds have an interest rate of 2.04% and an expected maturity date of June 2021. See Note 5 to the financial statements for additional discussion of the issuance of the investment recovery bonds.

Cash Flow Activity

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2011, 2010, and 2009 were as follows (in millions):

	2011	2010	2009
Cash and Cash Equivalents at Beginning of Period	**$1,295**	**$1,710**	**$1,920**
Cash flow provided by (used in):			
Operating activities	3,128	3,926	2,933
Investing activities	(3,447)	(2,574)	(2,094)
Financing activities	(282)	(1,767)	(1,048)
Effect of exchange rates on cash and cash equivalents	–	–	(1)
Net decrease in cash and cash equivalents	(601)	(415)	(210)
Cash and Cash Equivalents at End of Period	**$ 694**	**$1,295**	**$1,710**

Operating Cash Flow Activity

2011 Compared to 2010

Entergy's cash flow provided by operating activities decreased by $797 million in 2011 compared to 2010 primarily due to the receipt in July 2010 of $703 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings for Hurricane Gustav and Hurricane Ike. The Act 55 storm cost financings are discussed in Note 2 to the financial statements. The decrease in Entergy Wholesale Commodities net revenue that is discussed above also contributed to the decrease in operating cash flow.

2010 Compared to 2009

Entergy's cash flow provided by operating activities increased $993 million in 2010 compared to 2009 primarily due to the receipt in July 2010 of $703 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings, as noted in the preceding paragraph. In addition, the absence of the Hurricane Gustav, Hurricane Ike, and Arkansas ice storm restoration spending that occurred in 2009 also contributed to the increase. These factors were partially offset by an increase of $323 million in pension contributions at Utility and Entergy Wholesale Commodities and a decrease in net revenue at Entergy Wholesale Commodities. See "Critical Accounting Estimates - Qualified Pension and Other Postretirement Benefits" below and also Note 11 to the financial statements for further discussion of pension funding.

Investing Activities

2011 Compared to 2010

Net cash used in investing activities increased $873 million in 2011 compared to 2010 primarily due to the following activity:

- the purchase of the Acadia Power Plant by Entergy Louisiana for approximately $300 million in April 2011, the purchase of the Rhode Island State Energy Center for approximately $346 million by an Entergy Wholesale Commodities subsidiary in December 2011, and the sale of an Entergy Wholesale Commodities subsidiary's ownership interest in the Harrison County Power Project for proceeds of $219 million in 2010. These transactions are described in more detail in Note 15 to the financial statements;
- an increase in nuclear fuel purchases because of variations from year to year in the timing and pricing of fuel reload requirements, material and services deliveries, and the timing of cash payments during the nuclear fuel cycle; and
- a slight increase in construction expenditures, including spending resulting from April 2011 storms that caused damage to transmission and distribution lines, equipment, poles, and other facilities, primarily in Arkansas. The capital cost of repairing that damage was approximately $55 million. Entergy's construction spending plans for 2012 through 2014 are discussed in "Management's Financial Discussion and Analysis - Capital Expenditure Plans and Other Uses of Capital."

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

These increases were offset by the investment in 2010 of a total of $290 million in Entergy Gulf States Louisiana's and Entergy Louisiana's storm reserve escrow accounts as a result of their Act 55 storm cost financings, which are discussed in Note 2 to the financial statements.

2010 Compared to 2009
Net cash used in investing activities increased $480 million in 2010 compared to 2009 primarily due to the following activity:

- an increase in net uses of cash for nuclear fuel purchases, which was caused by the consolidation of the nuclear fuel company variable interest entities that is discussed in Note 18 to the financial statements. With the consolidation of the nuclear fuel company variable interest entities, their purchases of nuclear fuel from Entergy are now eliminated in consolidation, whereas before 2010 they were a source of investing cash flows;
- the investment of a total of $290 million in Entergy Gulf States Louisiana's and Entergy Louisiana's storm reserve escrow accounts as a result of their Act 55 storm cost financings, which are discussed in Note 2 to the financial statements;
- an increase in construction expenditures, primarily in the Entergy Wholesale Commodities business, as decreases for the Utility resulting from Hurricane Gustav, Hurricane Ike, and Arkansas ice storm restoration spending in 2009 were offset by spending on various projects; and
- the sale of an Entergy Wholesale Commodities subsidiary's ownership interest in the Harrison County Power Project for proceeds of $219 million in 2010. The sale is described in more detail in Note 15 to the financial statements.

FINANCING ACTIVITIES

2011 Compared to 2010
Net cash used in financing activities decreased $1,485 million in 2011 compared to 2010 primarily because long-term debt activity provided approximately $554 million of cash in 2011 and used approximately $307 million of cash in 2010. The most significant long-term debt activity in 2011 included the issuance of $207 million of securitization bonds by a subsidiary of Entergy Louisiana, the issuance of $200 million of first mortgage bonds by Entergy Louisiana, and Entergy Corporation increasing the borrowings outstanding on its 5-year credit facility by $288 million. For the details of Entergy's long-term debt outstanding on December 31, 2011 and 2010 see Note 5 to the financial statements herein. In addition to the long-term debt activity, Entergy Corporation repurchased $236 million of its common stock in 2011 and repurchased $879 million of its common stock in 2010. Entergy's stock repurchases are discussed further in the "Capital Expenditure Plans and Other Uses of Capital - Dividends and Stock Repurchases" section above.

2010 Compared to 2009
Net cash used in financing activities increased $719 million in 2010 compared to 2009 primarily because long-term debt activity used approximately $307 million of cash in 2010 and provided approximately $160 million of cash in 2009. The most significant net use for long-term debt activity was by Entergy Corporation, which reduced its 5-year credit facility balance by $934 million and repaid a total of $275 million of notes and bank term loans, while issuing $1 billion of notes in 2010. For the details of Entergy's long-term debt outstanding see Note 5 to the financial statements herein. In addition, Entergy Corporation repurchased $879 million of its common stock in 2010 and repurchased $613 million of its common stock in 2009. Entergy's stock repurchases are discussed further in the "Capital Expenditure Plans and Other Uses of Capital - Dividends and Stock Repurchases" section above.

RATE, COST-RECOVERY AND OTHER REGULATION

State and Local Rate Regulation and Fuel-Cost Recovery

The rates that the Utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the City Council, the LPSC, the MPSC, the PUCT, and the FERC, are primarily responsible for approval of the rates charged to customers. Following is a summary of the Utility operating companies' authorized returns on common equity and current retail base rates. The Utility operating companies' base rate, fuel and purchased power cost recovery, and storm cost recovery proceedings are discussed in Note 2 to the financial statements.

The following chart summarizes the utility operating companies' current retail base rates:

Company	Authorized Return on Common Equity	
Entergy Arkansas	10.2%	▪ Current retail base rates implemented in the July 2010 billing cycle pursuant to a settlement approved by the APSC.
Entergy Gulf States Louisiana	9.9% - 11.4% Electric;	▪ Current retail electric base rates implemented based on Entergy Gulf States Louisiana's 2010 test year formula rate plan filing approved by the LPSC.
	10.0% - 11.0% Gas	▪ Current retail gas base rates reflect the rate stabilization plan filing for the 2010 test year ended September 2010.
Entergy Louisiana	9.45% - 11.05%	▪ Current retail base rates based on Entergy Louisiana's 2010 test year formula rate plan filing approved by the LPSC.
Entergy Mississippi	10.54% - 12.72%	▪ Current retail base rates reflect Entergy Mississippi's latest formula rate plan filing, based on the 2010 test year, and a stipulation approved by the MPSC.
Entergy New Orleans	10.7% - 11.5% Electric; 10.25% - 11.25% Gas	▪ Current retail base rates reflect Entergy New Orleans's 2010 test year formula rate plan filing and a settlement approved by the City Council.
Entergy Texas	10.125%	▪ Current retail base rates reflect Entergy Texas's 2009 base rate case filing and a settlement approved by the PUCT.

Federal Regulation

INDEPENDENT COORDINATOR OF TRANSMISSION

In 2000, the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs. In November 2006, the Utility operating companies installed the Southwest Power Pool (SPP), a regional transmission organization, as their Independent Coordinator of Transmission (ICT). The installation does not transfer control of Entergy's transmission system to the ICT, but rather vests with the ICT responsibility for:

- granting or denying transmission service on the Utility operating companies' transmission system.
- administering the Utility operating companies' OASIS node for purposes of processing and evaluating transmission service requests and ensuring compliance with the Utility operating companies' obligation to post transmission-related information.
- developing a base plan for the Utility operating companies' transmission system that will result in the ICT making the determination on whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed. This should result in a transmission pricing structure that ensures that the Utility operating companies' retail native load customers are required to pay for only those upgrades necessary to reliably and economically serve their needs.
- serving as the reliability coordinator for the Entergy transmission system.
- overseeing the operation of the weekly procurement process (WPP).
- evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

The FERC, in conjunction with the APSC, the LPSC, the MPSC, the PUCT, and the City Council, hosted a conference on June 24, 2009, to discuss the ICT arrangement and transmission access on the Entergy transmission system. During the conference, several issues were raised by regulators and market participants, including the adequacy of the Utility operating companies' capital investment in the transmission system, the Utility operating companies' compliance with the existing North American Electric Reliability Corporation (NERC) reliability planning standards, the availability of transmission service across the system, and whether the Utility operating companies could have purchased lower cost power from merchant generators located on the transmission system rather than running their older generating facilities. On July 20, 2009, the Utility operating companies filed comments with the FERC responding to the issues raised during the conference. The comments explain that: 1) the Utility operating companies believe that the ICT arrangement has fulfilled its objectives; 2) the Utility operating companies' transmission planning practices comply with laws and regulations regarding the planning and operation of the transmission system; and 3) these planning practices have resulted in a system that meets applicable reliability standards and is sufficiently robust to allow the Utility operating companies both to substantially increase the amount of transmission service available to third parties and to make significant amounts of economic purchases from the wholesale market for the benefit of the Utility operating companies' retail customers. The Utility operating companies also explain that, as with other transmission systems, there are certain times during which congestion occurs on the Utility operating companies' transmission system that limits the ability of the Utility operating companies as well as other parties to fully utilize the generating resources that have been granted transmission service. Additionally, the Utility operating companies commit in their response to exploring and working on potential reforms or alternatives for the ICT arrangement that could take effect following the initial term. The Utility operating companies' comments also recognize that NERC is in the process of amending certain of its transmission reliability planning standards and that the amended standards, if approved by the FERC, will result in more stringent transmission planning criteria being applicable in the future. The FERC may also make other changes to transmission reliability standards. These changes to the reliability standards would result in increased capital expenditures by the Utility operating companies.

The Entergy Regional State Committee (E-RSC), which is comprised of representatives from all of the Utility operating companies' retail regulators, has been formed to consider several of these issues related to Entergy's transmission system. Among other things, the E-RSC in concert with the FERC conducted a cost/benefit analysis comparing the ICT arrangement to other transmission proposals, including participation in a regional transmission organization.

In September 2010, as modified in October 2010, the Utility operating companies filed a request for a two-year interim extension, with certain modifications, of the ICT arrangement, which was scheduled to expire on November 17, 2010. In November 2010 the FERC issued an order accepting the Utility operating companies' proposal to extend the ICT arrangement with SPP by an additional term of two years, providing time for analysis of longer term structures. In addition, in December 2010 the FERC issued an order that granted the E-RSC additional authority over transmission upgrades and cost allocation.

SYSTEM AGREEMENT

The FERC regulates wholesale rates (including Entergy Utility intrasystem energy allocations pursuant to the System Agreement) and interstate transmission of electricity, as well as rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement. See Note 2 to the financial statements for discussions of this litigation.

Entergy Arkansas and Entergy Mississippi Notices of Termination of System Agreement Participation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously

eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. In November 2007, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

On February 2, 2009, Entergy Arkansas and Entergy Mississippi filed with the FERC their notices of cancellation to terminate their participation in the Entergy System Agreement, effective December 18, 2013 and November 7, 2015, respectively. While the FERC had indicated previously that the notices should be filed 18 months prior to Entergy Arkansas's termination (approximately mid-2012), the filing explains that resolving this issue now, rather than later, is important to ensure that informed long-term resource planning decisions can be made during the years leading up to Entergy Arkansas's withdrawal and that all of the Utility operating companies are properly positioned to continue to operate reliably following Entergy Arkansas's and, eventually, Entergy Mississippi's, departure from the System Agreement.

In November 2009 the FERC accepted the notices of cancellation and determined that Entergy Arkansas and Entergy Mississippi are permitted to withdraw from the System Agreement following the 96 month notice period without payment of a fee or the requirement to otherwise compensate the remaining Utility operating companies as a result of withdrawal. In February 2011 the FERC denied the LPSC's and the City Council's rehearing requests. The LPSC has appealed the FERC's decision to the U.S. Court of Appeals for the District of Columbia and oral argument was held January 13, 2012.

Arkansas Public Service Commission System Agreement Investigation

The APSC had previously commenced an investigation, in 2004, into whether Entergy Arkansas's continued participation in the System Agreement is in the best interests of its customers. In February 2010 the APSC issued a show cause order opening an investigation regarding the prudence of Entergy Arkansas's entering a successor pooling agreement with the other Entergy Utility operating companies, as opposed to becoming a standalone entity upon exit from the System Agreement in December 2013, and whether Entergy Arkansas, as a standalone utility, should join the SPP RTO. The APSC subsequently added evaluation of Entergy Arkansas joining the Midwest Independent Transmission System Operator (MISO) RTO on a standalone basis as an alternative to be considered. In August 2010, the APSC directed Entergy Arkansas and all parties to compare five strategic options at the same time as follows: (1) Entergy Arkansas Self-Provide; (2) Entergy Arkansas with 3rd party coordination agreements; (3) Successor Arrangements; (4) Entergy Arkansas as a standalone member of SPP RTO; and (5) Entergy Arkansas as a standalone member of the MISO RTO.

LPSC and City Council Action Related to the Entergy Arkansas and Entergy Mississippi Notices of Termination

In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a successor arrangement. The New Orleans City Council opened a docket to gather information on progress towards a successor arrangement. The LPSC subsequently passed a resolution stating that it cannot evaluate successor arrangements without having certainty about System Agreement exit obligations.

ENTERGY'S PROPOSAL TO JOIN THE MISO RTO

On April 25, 2011, Entergy announced that each of the Utility operating companies propose joining the MISO RTO, which is expected to provide long-term benefits for the customers of each of the Utility operating companies. MISO is a regional transmission organization that operates in 12 U.S. states (Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, Montana, North Dakota, Ohio, South Dakota, and Wisconsin) and also in Canada. The Utility operating companies provided analysis in May 2011 to their retail regulators supporting this decision. The APSC received additional information from Entergy, MISO, and other parties and held an evidentiary hearing in September 2011. The APSC issued an order in the proceeding in October 2011 finding that it is prudent for Entergy Arkansas to join an RTO but deferred a decision on Entergy Arkansas's plan to join the MISO RTO until Entergy Arkansas files an application to transfer control of its transmission assets to the MISO RTO.

Entergy's May 2011 filings estimate that the transition and implementation costs of joining the MISO RTO could be up to $105 million if all of the Utility operating companies join the MISO RTO, most of which will be spent in late 2012 and 2013. Maintaining the viability of the alternatives of Entergy Arkansas joining the MISO RTO alone or standing alone within an ICT arrangement is expected to result in an additional cost of approximately $35 million, for a total estimated cost of up to $140 million. This amount could increase with extended litigation in various regulatory proceedings. It is expected that costs will be incurred to obtain regulatory approvals, to revise or implement commercial and legal agreements, to integrate transmission and generation facilities, to develop back-office accounting and settlement systems, and to build out communications infrastructure.

In the fourth quarter 2011, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans filed applications with their local regulators concerning their proposal to join the MISO RTO and transfer control of each company's transmission assets to the MISO RTO. Entergy Texas expects to submit its filing in 2012. The applications to join the MISO RTO seek a finding that membership in the MISO RTO is in the public interest. Becoming a member of the MISO RTO will not affect the ownership by the Utility operating companies of their generation and transmission facilities or the responsibility for maintaining those facilities. Once the Utility operating companies are fully integrated as members, however, the MISO RTO will assume control of transmission planning and congestion management and, through its Day 2 market, the commitment and dispatch of generation that is bid into the MISO RTO's markets. The APSC, the LPSC, and the MPSC have established procedural schedules with hearings scheduled in May/June 2012. The FERC filings related to integrating the Utility operating companies into the MISO RTO are planned for late 2012 or early 2013. The target implementation date for joining the MISO RTO is December 2013.

Entergy believes that the decision to join the MISO RTO should be evaluated separately from and independent of the decision regarding the ownership of Entergy's transmission system, and Entergy plans to pursue the MISO RTO proposal and the planned spin-off and merger of the transmission business on parallel regulatory paths. In December 2011, however, the LPSC ALJ in the MISO RTO proceeding ordered Entergy Gulf States Louisiana and Entergy Louisiana to file testimony regarding the impact of the proposed spin-off and merger of Entergy's transmission business on the application to join the MISO RTO.

Entergy Gulf States Louisiana and Entergy Louisiana complied with this order, but also filed a notice of objection and reservation of rights in response to the order, stating that the testimony, as well as related discovery and other proceedings, are not relevant to the decision to join the MISO RTO. In the APSC proceeding regarding the MISO RTO proposal, in February 2012 the APSC ordered the parties to consider to what extent, if any, the proposed spin-off and merger of Entergy's transmission business might affect Entergy Arkansas's membership in an RTO or otherwise affect the proceeding. The next round of testimony in the APSC proceeding is scheduled for March 2012.

In June 2011, MISO filed with the FERC a request for a transitional waiver of provisions of its open access transmission, energy, and operating reserve markets tariff regarding allocation of transmission network upgrade costs, in order to establish a transition for the integration of the Utility operating companies. Several parties intervened in the proceeding, including Entergy, the APSC, the LPSC, and the City Council, and some of the parties also filed comments or protests. In September 2011 the FERC issued an order denying on procedural grounds MISO's request, further advising MISO that submitting modified tariff sheets is the appropriate method for implementing the transition that MISO seeks for the Utility operating companies. The FERC did not address the merits of any transition arrangements that may be appropriate to integrate the Utility operating companies into the MISO RTO. MISO worked with its stakeholders to prepare the appropriate changes to its tariff and filed the proposed tariff changes with the FERC in November 2011. Numerous entities filed interventions and protests to MISO's filing. On January 25, 2012, the FERC sent a letter to MISO requesting additional information relating to MISO's proposed tariff changes.

NOTICE TO SERC RELIABILITY CORPORATION REGARDING RELIABILITY STANDARDS AND FERC INVESTIGATION

Entergy has notified the SERC Reliability Corporation (SERC) of potential violations of certain North American Electric Reliability Corporation (NERC) reliability standards, including certain Critical Infrastructure Protection, Facilities Design, Connection and Maintenance, and System Protection and Control standards. Entergy is working with the SERC to provide information concerning these potential violations. In addition, FERC's Division of Investigations is conducting an investigation of certain issues relating to the Utility operating companies compliance with certain Reliability Standards related to protective system maintenance, facility ratings and modeling, training, and communications. The Energy Policy Act of 2005 provides authority to impose civil penalties for violations of the Federal Power Act and FERC regulations.

U.S. DEPARTMENT OF JUSTICE INVESTIGATION

In September 2010, Entergy was notified that the U.S. Department of Justice had commenced a civil investigation of competitive issues concerning certain generation procurement, dispatch, and transmission system practices and policies of the Utility operating companies. The investigation is ongoing.

MARKET AND CREDIT RISK SENSITIVE INSTRUMENTS

Market risk is the risk of changes in the value of commodity and financial instruments, or in future net income or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks:

- The commodity price risk associated with the sale of electricity by the Entergy Wholesale Commodities business.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in nuclear plant decommissioning trust funds, particularly in the Entergy Wholesale Commodities business. See Note 17 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's issuances of debt. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

The Utility business has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation. To the extent approved by their retail rate regulators, the Utility operating companies hedge the exposure to natural gas price volatility of their fuel and gas purchased for resale costs, which are recovered from customers.

Entergy's commodity and financial instruments are exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Entergy is also exposed to a potential demand on liquidity due to credit support requirements within its supply or sales agreements.

Commodity Price Risk

POWER GENERATION

As a wholesale generator, Entergy Wholesale Commodities core business is selling energy, measured in MWh, to its customers. Entergy Wholesale Commodities enters into forward contracts with its customers and sells energy in the day ahead or spot markets. In addition to selling the energy produced by its plants, Entergy Wholesale Commodities sells unforced capacity, which allows load-serving entities to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Entergy Wholesale Commodities' forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only, and bundled contracts in which it sells both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires Entergy Wholesale Commodities to deliver MWh of energy, make capacity available, or both. The following is a summary as of December 31, 2011 of the amount of Entergy Wholesale Commodities' nuclear power plants' planned energy output that is sold forward under physical or financial contracts:

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Energy	2012	2013	2014	2015	2016
Percent of planned generation sold forward:					
Unit-contingent	61%	38%	14%	12%	12%
Unit-contingent with guarantee of availability(1)	16%	19%	15%	13%	13%
Firm LD	24%	24%	10%	-%	-%
Offsetting positions	(13%)	-%	-%	-%	-%
Total energy sold forward	88%	81%	39%	25%	25%
Planned generation (TWh)(2)(3)	41	40	41	41	40
Average revenue under contract per MWh(4)	$49	$45-50	$49-54	$49-57	$50-59

Capacity	2012	2013	2014	2015	2016
Percent of capacity sold forward:					
Bundled capacity and energy contracts	18%	16%	16%	16%	16%
Capacity contracts	39%	26%	25%	11%	-%
Total capacity sold forward	57%	42%	41%	27%	16%
Planned net MW in operation(3)	4,998	4,998	4,998	4,998	4,998
Average revenue under contract per kW per month (applies to capacity contracts only)	$2.4	$3.2	$3.1	$2.9	$-
Blended Capacity and Energy Recap (based on revenues)					
% of planned generation and capacity sold forward	90%	80%	43%	27%	26%
Average revenue under contract per MWh(4)	$51	$47	$51	$52	$52

(1) A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of Entergy's outstanding guarantees of availability provide for dollar limits on Entergy's maximum liability under such guarantees.

(2) Amount of output expected to be generated by Entergy Wholesale Commodities nuclear units considering plant operating characteristics, outage schedules, and expected market conditions which impact dispatch.

(3) Assumes NRC license renewal for plants whose current licenses expire within five years and the continued operation of all six plants. NRC license renewal applications are in process for three units, as follows (with current license expirations in parentheses): Pilgrim (June 2012), Indian Point 2 (September 2013), and Indian Point 3 (December 2015). For a discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements.

(4) Revenue on a per unit basis at which generation output, capacity, or a combination of both is expected to be sold to third parties (including offsetting positions), given existing contract or option exercise prices based on expected dispatch or capacity, excluding the revenue associated with the amortization of the below-market PPA for Palisades. Revenue may fluctuate due to factors including positive or negative basis differentials, option premiums and market prices at time of option expiration, costs to convert firm LD to unit-contingent, and other risk management costs. Also, average revenue under contract excludes payments owed under the value sharing agreement with NYPA.

Entergy estimates that a $10 per MWh change in the annual average energy price in the markets in which the Entergy Wholesale Commodities nuclear business sells power, based on the respective year-end market conditions, planned generation volumes, and hedged positions, would have a corresponding effect on pre-tax net income of $48 million in 2012 and would have had a corresponding effect on pre-tax net income of $17 million in 2011.

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, the Entergy subsidiaries agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. In 2011, 2010, and 2009, Entergy Wholesale Commodities recorded a $72 million liability for generation during each of those years. An amount equal to the liability was recorded each year to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Some of the agreements to sell the power produced by Entergy Wholesale Commodities' power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations under the agreements. The Entergy subsidiary is required to provide collateral based upon the difference between the current market and contracted power prices in the regions where Entergy Wholesale Commodities sells power. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. Cash and letters of credit are also acceptable forms of collateral. At December 31, 2011, based on power prices at that time, Entergy had liquidity exposure of $133 million under the guarantees in place supporting Entergy Wholesale Commodities transactions, $20 million of guarantees that support letters of credit, and $6 million of posted cash collateral to the ISOs. As of December 31, 2011, the liquidity exposure associated with Entergy Wholesale Commodities assurance requirements would increase by $132 million for a $1 per MMBtu increase in gas prices in both the short-and long-term markets. In the event of a decrease in Entergy Corporation's credit rating to below investment grade, based on power prices as of December 31, 2011, Entergy would have been required to provide approximately $44 million of additional cash or letters of credit under some of the agreements.

As of December 31, 2011, substantially all of the counterparties or their guarantors for 100% of the planned energy output under contract for Entergy Wholesale Commodities nuclear plants through 2016 have public investment grade credit ratings.

NUCLEAR MATTERS

After the nuclear incident in Japan resulting from the March 2011 earthquake and tsunami, the NRC established a task force to conduct a review of processes and regulations relating to nuclear facilities in the United States. The task force issued a near term (90-day) report in July 2011 that has made recommendations, which are currently being evaluated by the NRC. It is anticipated that the NRC will issue certain orders and requests for information to nuclear plant licensees by the end of the first quarter 2012 that will begin to implement the task force's recommendations. These orders may require U.S. nuclear operators, including Entergy, to undertake plant modifications or perform additional analyses that could, among other things, result in increased costs and capital requirements associated with operating Entergy's nuclear plants.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in these assumptions and measurements could produce estimates that would have a material effect on the presentation of Entergy's financial position, results of operations, or cash flows.

Nuclear Decommissioning Costs

Entergy subsidiaries own nuclear generation facilities in both its Utility and Entergy Wholesale Commodities business units. Regulations require Entergy subsidiaries to decommission the nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

- **COST ESCALATION FACTORS** – Entergy's current decommissioning cost studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from approximately 2.5% to 3.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as an approximate average of 20% to 25%. To the extent that a high probability of license renewal is assumed, a change in the estimated inflation or cost escalation rate has a larger effect on the undiscounted cash flows because the rate of inflation is factored into the calculation for a longer period of time.
- **TIMING** – In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. A high probability that the plant's license will be renewed and operate for some time beyond the original license term has currently been assumed for purposes of calculating the decommissioning liability for a number of Entergy's nuclear units. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in SAFSTOR status for later decommissioning, as permitted by applicable regulations. SAFSTOR is decommissioning a facility by placing it in a safe stable condition that is maintained until it is subsequently decontaminated and dismantled to levels that permit license termination, normally within 60 years from permanent cessation of operations. While the effect of these assumptions cannot be determined with precision, a change of assumption of either the probability of license renewal or use of a SAFSTOR period can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning costs will affect net income, only to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision, for unregulated portions of Entergy's business. Any increases in the liability recorded due to such changes are capitalized and depreciated over the asset's remaining economic life.
- **SPENT FUEL DISPOSAL** – Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop a repository at Yucca Mountain, Nevada. However, funding for the Yucca Mountain repository was almost completely eliminated from the federal budget for the current and prior years, and hearings on the facility's NRC license have been suspended indefinitely. The DOE has not yet begun accepting spent nuclear fuel and is in non-compliance with federal law. The DOE continues to delay meeting its obligation and Entergy is continuing to pursue damages claims against the DOE for its failure to provide timely spent fuel storage. Until a federal site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant effect (as much as an average of 20% to 30% of estimated decommissioning costs). Entergy's decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of an appropriate facility designated by the federal government to receive spent nuclear fuel.
- **TECHNOLOGY AND REGULATION** – Over the past several years, more practical experience with the actual decommissioning of facilities has been gained and that experience has been incorporated into Entergy's current decommissioning cost estimates. However, given the long duration of decommissioning projects, additional experience, including technological advancements in decommissioning, could occur and affect current cost estimates. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable.
- **INTEREST RATES** – The estimated decommissioning costs that form the basis for the decommissioning liability recorded on the balance sheet are discounted to present values using a credit-adjusted risk-free rate. When the decommissioning cost estimate is significantly changed requiring a revision to the decommissioning liability and the change results in an increase in cash flows, that increase is discounted using a current credit-adjusted risk-free rate. Under accounting rules, if the revision in estimate results in a decrease in estimated cash flows, that decrease is discounted using the previous credit-adjusted risk-free rate. Therefore, to the extent that one of the factors noted above changes resulting in a significant increase in estimated cash flows, current interest rates will affect the calculation of the present value of the additional decommissioning liability.

In the first quarter 2011, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $38.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2011, Entergy Wholesale Commodities recorded a reduction of $34.1 million in its decommissioning cost liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. The revised cost study resulted in a change in the undiscounted cash flows and a credit to decommissioning expense of $34.1 million ($21 million net-of-tax) was recorded, reflecting the excess of the reduction in the liability over the amount of undepreciated assets.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in that month. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period, in addition to changes in certain components of the calculation.

Impairment of Long-Lived Assets and Trust Fund Investments

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty. In the Utility business, portions of River Bend are not included in rate base, which could reduce the revenue that would otherwise be recovered for the applicable portions of its generation. In the Entergy Wholesale Commodities business, Entergy's investments in merchant nuclear

generation assets are subject to impairment if adverse market conditions arise, if a unit ceases operation, or for certain units if their operating licenses are not renewed. Entergy's investments in merchant non-nuclear generation assets are subject to impairment if adverse market conditions arise or if a unit ceases operation.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. The carrying value of the asset includes any capitalized asset retirement cost associated with the recording of an additional decommissioning liability, therefore changes in assumptions that affect the decommissioning liability can increase or decrease the carrying value of the asset subject to impairment. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- **FUTURE POWER AND FUEL PRICES** – Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- **MARKET VALUE OF GENERATION ASSETS** – Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- **FUTURE OPERATING COSTS** – Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.
- **TIMING** – Entergy currently assumes, for a number of its nuclear units, that the plant's license will be renewed. A change in that assumption could have a significant effect on the expected future cash flows and result in a significant effect on operations.

For additional discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements.

Effective January 1, 2009, Entergy adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other than temporary impairments relating to credit losses on debt securities in 2011, 2010 or 2009. The assessment of whether an investment in an equity security has suffered an other than temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. As discussed in Note 1 to the financial statements, unrealized losses that are not considered temporarily impaired are recorded in earnings for Entergy Wholesale Commodities. Entergy Wholesale Commodities recorded charges to other income of $0.1 million in 2011, $1 million in 2010, and $86 million in 2009 resulting from the recognition of impairments of certain securities held in its decommissioning trust funds that are not considered temporary. Additional impairments could be recorded in 2012 to the extent that then current market conditions change the evaluation of recoverability of unrealized losses.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age and meet certain eligibility requirements while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Entergy Wholesale Commodities segments.

ASSUMPTIONS

Key actuarial assumptions utilized in determining these costs include:

- Discount rates used in determining future benefit obligations;
- Projected health care cost trend rates;
- Expected long-term rate of return on plan assets;
- Rate of increase in future compensation levels;
- Retirement rates; and
- Mortality rates.

Entergy reviews the first four assumptions listed above on an annual basis and adjusts them as necessary. The falling interest rate environment and volatility in the financial equity markets have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

The retirement and mortality rate assumptions are reviewed every three to five years as part of an actuarial study that compares these assumptions to the actual experience of the pension and other postretirement plans. The 2011 actuarial study reviewed plan experience from 2007 through 2010. As a result of the 2011 actuarial study, changes were made to reflect the expectation that participants have longer life expectancies and different retirement patterns than previously assumed. These changes are reflected in the December 31, 2011 financial disclosures and are a significant factor in the increase in 2012 pension and other postretirement costs compared to the 2011 costs.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, the discount rates used to calculate its qualified pension benefit obligation decreased from a range of 5.6% to 5.7% for its specific pension plans in 2010 to

a range of 5.1% to 5.2% in 2011. The discount rate used to calculate its other postretirement benefit obligation also decreased from 5.5% in 2010 to 5.1% in 2011.

Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's assumed health care cost trend rate assumption used in measuring the December 31, 2011 accumulated postretirement benefit obligation and 2012 postretirement cost was 7.75% for pre-65 retirees and 7.5% for post-65 retirees for 2012, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for both pre-65 and post-65 retirees. Entergy's health care cost trend rate assumption used in measuring the December 31, 2010 accumulated postretirement benefit obligation and 2011 postretirement cost was 8.5% for pre-65 retirees and 8.0% for post-65 retirees for 2011, gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2019 for pre-65 retirees and 4.75% in 2018 and beyond for post-65 retirees.

The assumed rate of increase in future compensation levels used to calculate 2011 and 2010 benefit obligations was 4.23%.

In determining its expected long-term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and investment managers.

Since 2003, Entergy has targeted an asset allocation for its qualified pension plan assets of roughly 65% equity securities and 35% fixed-income securities. Entergy completed and adopted an optimization study in 2011 for the pension assets which recommended that the target asset allocation adjust dynamically over time, based on the funded status of the plan, from its current to its ultimate allocation of 45% equity, 55% fixed income. The ultimate asset allocation is expected to be attained when the plan is 105% funded.

The current target allocations for Entergy's non-taxable postretirement benefit assets are 55% equity securities and 45% fixed-income securities and, for its taxable other postretirement benefit assets, 35% equity securities and 65% fixed-income securities. Entergy also completed and adopted an optimization study in 2011 for the postretirement benefit trust assets that recommends both the taxable and the non-taxable assets move to 65% equity securities and 35% fixed-income securities. Entergy plans to adjust the postretirement asset allocation during 2012.

Entergy's expected long term rate of return on qualified pension assets used to calculate 2011, 2010 and 2009 qualified pension costs was 8.5% and will be 8.5% for 2012. Entergy's expected long term rate of return on non-taxable other postretirement assets used to calculate other postretirement costs was 7.75% for 2011 and 2010, 8.5% for 2009 and will be 8.5% for 2012. For Entergy's taxable postretirement assets, the expected long term rate of return was 5.5% for 2011 and 2010, 6% for 2009 and will be 6.5% in 2012.

COST SENSITIVITY

The following chart reflects the sensitivity of qualified pension cost and qualified pension projected benefit obligation to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2011 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$17,145	$188,246
Rate of return on plan assets	(0.25%)	$ 8,863	$ –
Rate of increase in compensation	0.25%	$ 7,503	$ 41,227

The following chart reflects the sensitivity of postretirement benefit cost and accumulated postretirement benefit obligation to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2011 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Health care cost trend	0.25%	$8,900	$52,730
Discount rate	(0.25%)	$6,622	$62,316

Each fluctuation above assumes that the other components of the calculation are held constant.

ACCOUNTING MECHANISMS

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 11 to the financial statements for a further discussion of Entergy's funded status.

In accordance with pension accounting standards, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

COSTS AND FUNDING

In 2011, Entergy's total qualified pension cost was $154 million. Entergy anticipates 2012 qualified pension cost to be $264 million. Pension funding was approximately $400 million for 2011. Entergy's contributions to the pension trust are currently estimated to be approximately $163 million in 2012, although the required pension contributions will not be known with more certainty until the January 1, 2012 valuations are completed by April 1, 2012. Entergy's preliminary estimates of 2012 funding requirements indicate that the contributions will not exceed historical levels of pension contributions.

Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the assets and funding liabilities as measured at that date. Any excess of the funding liability over the calculated fair market value of assets results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which is based on a calculated fair market values of assets divided by funding liabilities, does not meet certain thresholds. For funding purposes, asset gains and losses are smoothed in to the calculated fair market value of assets and the funding liability is based upon a weighted average 24-month corporate bond rate published by the U.S. Treasury; therefore, periodic changes in asset returns and interest rates can affect funding shortfalls and future cash contributions.

Total postretirement health care and life insurance benefit costs for Entergy in 2011 were $114.7 million, including $33 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects 2012 postretirement health care and life insurance benefit costs to be $138.4 million. This includes a projected $31.2 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy

contributed $76.1 million to its postretirement plans in 2011. Entergy's current estimate of contributions to its other postretirement plans is approximately $80.4 million in 2012.

Federal Healthcare Legislation

The Patient Protection and Affordable Care Act (PPACA) became federal law on March 23, 2010, and, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 became federal law and amended certain provisions of the PPACA. These new federal laws change the law governing employer-sponsored group health plans, like Entergy's plans, and include, among other things, the following significant provisions:

- A 40% excise tax on per capita medical benefit costs that exceed certain thresholds;
- Change in coverage limits for dependents; and
- Elimination of lifetime caps.

The total impact of PPACA is not yet determinable because technical guidance regarding application must still be issued. Additionally, ongoing litigation and discussions are in progress regarding the constitutionality of and the potential repeal of health care reform, although whether that occurs and what parts of health care reform would be invalidated or repealed is not yet known. Entergy will continue to monitor these developments to determine the possible impact on Entergy as a result of PPACA. Entergy is participating in the programs currently provided for under PPACA, such as the early retiree reinsurance program, which has provided for some limited reimbursements of certain claims for early retirees aged 55 to 64 who are not yet eligible for Medicare.

One provision of the new law that is effective in 2013 eliminates the federal income tax deduction for prescription drug expenses of Medicare beneficiaries for which the plan sponsor also receives the retiree drug subsidy under Part D. Entergy receives subsidy payments under the Medicare Part D plan and therefore in the first quarter 2010 recorded a reduction to the deferred tax asset related to the unfunded other postretirement benefit obligation. The offset was recorded in 2010 as a $16 million charge to income tax expense or, for the Utility, including each Registrant Subsidiary, as a regulatory asset.

Other Contingencies

As a company with multi-state domestic utility operations and a history of international investments, Entergy is subject to a number of federal, state, and international laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

Environmental

Entergy must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, Entergy could incur substantial costs to restore properties consistent with the various standards. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

- Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional sites or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the EPA.

Litigation

Entergy is regularly named as a defendant in a number of lawsuits involving employment, customers, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, the ultimate outcome of the litigation to which Entergy is exposed has the potential to materially affect the results of operations of Entergy or Registrant Subsidiaries.

Uncertain Tax Positions

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any provisions recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities.

NEW ACCOUNTING PRONOUNCEMENTS

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income or financial position, or cash flows.

In May 2011 the FASB issued ASU No. 2011-4, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which states that the ASU explains how to measure fair value. The ASU states that: 1) the amendments in the ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards; 2) consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements; 3) for many of the requirements, the FASB does not intend for the ASU to result in a change in the application of the requirements of current U.S. GAAP; 4) some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements; and 5) other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU No. 2011-4 is effective for Entergy for the first quarter 2012. Entergy does not expect ASU No. 2011-4 to affect materially its results of operations, financial position, or cash flows.

In September 2011 the FASB issued ASU No. 2011-8, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment." The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment assessment. ASU No. 2011-8 is effective for Entergy for the first quarter 2012. ASU No. 2011-8 will have no effect on Entergy's results of operations, financial position, or cash flows.

REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls over financial reporting designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation and the Registrant Subsidiaries' independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of December 31, 2011, which is included herein on page 55.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the COSO criteria, management believes that Entergy and each of the Registrant Subsidiaries maintained effective internal control over financial reporting as of December 31, 2011. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's and each of the Registrant Subsidiaries' financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.



J. WAYNE LEONARD
Chairman and
Chief Executive Officer



LEO P. DENAULT
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion on the Corporation's internal control over financial reporting.



DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2011, based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Corporation and our report dated February 27, 2012 expressed an unqualified opinion on those consolidated financial statements.



DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2012

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Entergy Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Entergy. Entergy's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of Entergy's financial statements presented in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy's management assessed the effectiveness of Entergy's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on management's assessment and the criteria set forth by COSO, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2011.

Entergy's registered public accounting firm has issued an attestation report on Entergy's internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

Under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, Entergy evaluated changes in internal control over financial reporting that occurred during the quarter ended December 31, 2011 and found no change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

CONSOLIDATED INCOME STATEMENTS

In thousands, except share data, for the years ended December 31,	2011	2010	2009
OPERATING REVENUES			
Electric	$ 8,673,517	$ 8,740,637	$ 7,880,016
Natural gas	165,819	197,658	172,213
Competitive businesses	2,389,737	2,549,282	2,693,421
Total	11,229,073	11,487,577	10,745,650
OPERATING EXPENSES			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	2,492,714	2,518,582	2,309,831
Purchased power	1,564,967	1,659,416	1,395,203
Nuclear refueling outage expenses	255,618	256,123	241,310
Other operation and maintenance	2,867,758	2,969,402	2,750,810
Decommissioning	190,595	211,736	199,063
Taxes other than income taxes	536,026	534,299	503,859
Depreciation and amortization	1,102,202	1,069,894	1,082,775
Other regulatory charges (credits) - net	205,959	44,921	(21,727)
Total	9,215,839	9,264,373	8,461,124
Gain on sale of business	–	44,173	–
OPERATING INCOME	2,013,234	2,267,377	2,284,526
OTHER INCOME			
Allowance for equity funds used during construction	84,305	59,381	59,545
Interest and investment income	129,134	185,455	236,628
Other than temporary impairment losses	(140)	(1,378)	(86,069)
Miscellaneous - net	(59,271)	(48,124)	(40,396)
Total	154,028	195,334	169,708
INTEREST EXPENSE			
Interest expense	551,521	610,146	603,679
Allowance for borrowed funds used during construction	(37,894)	(34,979)	(33,235)
Total	513,627	575,167	570,444
INCOME BEFORE INCOME TAXES	1,653,635	1,887,544	1,883,790
Income taxes	286,263	617,239	632,740
CONSOLIDATED NET INCOME	1,367,372	1,270,305	1,251,050
Preferred dividend requirements of subsidiaries	20,933	20,063	19,958
NET INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$ 1,346,439	$ 1,250,242	$1,231,092
Earnings per average common share:			
Basic	$7.59	$6.72	$6.39
Diluted	$7.55	$6.66	$6.30
Dividends declared per common share	$3.32	$3.24	$3.00
Basic average number of common shares outstanding	177,430,208	186,010,452	192,772,032
Diluted average number of common shares outstanding	178,370,695	187,814,235	195,838,068

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands, for the years ended December 31,	2011	2010	2009
NET INCOME	$1,367,372	$1,270,305	$1,251,050
OTHER COMPREHENSIVE INCOME (LOSS)			
Cash flow hedges net unrealized gain (loss)			
(net to tax expense (benefit) of $34,411, $(7,088), and $333)	71,239	(11,685)	(2,887)
Pension and other postretirement liabilities			
(net of tax benefit of $131,198, $14,387, and $34,415)	(223,090)	(8,527)	(35,707)
Net unrealized investment gains			
(net of tax expense of $19,368, $51,130 and $102,845)	21,254	57,523	82,929
Foreign currency translation			
(net of tax expense (benefit) of $192, $(182), and $(246))	357	(338)	(457)
Other comprehensive income (loss)	(130,240)	36,973	43,878
COMPREHENSIVE INCOME	1,237,132	1,307,278	1,294,928
Preferred dividend requirements of subsidiaries	20,933	20,063	19,958
COMPREHENSIVE INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$1,216,199	$1,287,215	$1,274,970

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands, for the years ended December 31, 2011, 2010, and 2009	Subsidiaries' Preferred Stock	Common Shareholders' Equity					
		Common Stock	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2008	$ 94,000	$2,482	$(4,175,214)	$4,869,303	$7,382,719	$(112,698)	$8,060,592
Consolidated net income[(a)]	19,958	–	–	–	1,231,092	–	1,251,050
Other comprehensive income	–	–	–	–	–	43,878	43,878
Common stock repurchases	–	–	(613,125)	–	–	–	(613,125)
Common stock issuances in settlement of equity unit purchase contracts	–	66	–	499,934	–	–	500,000
Common stock issuances related to stock plans	–	–	61,172	805	–	–	61,977
Common stock dividends declared	–	–	–	–	(576,913)	–	(576,913)
Preferred dividend requirements of subsidiaries[(a)]	(19,958)	–	–	–	–	–	(19,958)
Capital stock and other expenses	–	–	–	–	(141)	–	(141)
Adjustment for implementation of new accounting pronouncement	–	–	–	–	6,365	(6,365)	–
BALANCE AT DECEMBER 31, 2009	$ 94,000	$2,548	$(4,727,167)	$5,370,042	$8,043,122	$ (75,185)	$8,707,360
Consolidated net income[(a)]	20,063	–	–	–	1,250,242	–	1,270,305
Other comprehensive income	–	–	–	–	–	36,973	36,973
Common stock repurchases	–	–	(878,576)	–	–	–	(878,576)
Common stock issuances related to stock plans	–	–	80,932	(2,568)	–	–	78,364
Common stock dividends declared	–	–	–	–	(603,963)	–	(603,963)
Preferred dividend requirements of subsidiaries[(a)]	(20,063)	–	–	–	–	–	(20,063)
BALANCE AT DECEMBER 31, 2010	$ 94,000	$2,548	$(5,524,811)	$5,367,474	$8,689,401	$ (38,212)	$8,590,400
Consolidated net income[(a)]	20,933	–	–	–	1,346,439	–	1,367,372
Other comprehensive loss	–	–	–	–	–	(130,240)	(130,240)
Common stock repurchases	–	–	(234,632)	–	–	–	(234,632)
Common stock issuances related to stock plans	–	–	78,975	(6,792)	–	–	72,183
Common stock dividends declared	–	–	–	–	(588,880)	–	(588,880)
Preferred dividend requirements of subsidiaries[(a)]	(20,933)	–	–	–	–	–	(20,933)
BALANCE AT DECEMBER 31, 2011	$ 94,000	$2,548	$(5,680,468)	$5,360,682	$9,446,960	$(168,452)	$9,055,270

(a) Consolidated net income and preferred dividend requirements of subsidiaries for 2011, 2010, and 2009 include $13.3 million of preferred dividends on subsidiaries' preferred stock without sinking fund that is not presented as equity.

See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$ 81,468	$ 76,290
Temporary cash investments	612,970	1,218,182
Total cash and cash equivalents	694,438	1,294,472
Securitization recovery trust account	50,304	43,044
Accounts receivable:		
Customer	568,558	602,796
Allowance for doubtful accounts	(31,159)	(31,777)
Other	166,186	161,662
Accrued unbilled revenues	298,283	302,901
Total accounts receivable	1,001,868	1,035,582
Deferred fuel costs	209,776	64,659
Accumulated deferred income taxes	9,856	8,472
Fuel inventory - at average cost	202,132	207,520
Materials and supplies - at average cost	894,756	866,908
Deferred nuclear refueling outage costs	231,031	218,423
System agreement cost equalization	36,800	52,160
Prepaid taxes	–	301,807
Prepayments and other	291,742	246,036
Total	3,622,703	4,339,083
OTHER PROPERTY AND INVESTMENTS		
Investment in affiliates - at equity	44,876	40,697
Decommissioning trust funds	3,788,031	3,595,716
Non-utility property - at cost (less accumulated depreciation)	260,436	257,847
Other	416,423	405,946
Total	4,509,766	4,300,206
PROPERTY, PLANT AND EQUIPMENT		
Electric	39,385,524	37,153,061
Property under capital lease	809,449	800,078
Natural gas	343,550	330,608
Construction work in progress	1,779,723	1,661,560
Nuclear fuel	1,546,167	1,377,962
Total property, plant and equipment	43,864,413	41,323,269
Less - accumulated depreciation and amortization	18,255,128	17,474,914
Property, plant and equipment - net	25,609,285	23,848,355
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
Regulatory asset for income taxes - net	799,006	845,725
Other regulatory assets (includes securitization property of $1,009,103 as of December 31, 2011 and $882,346 as of December 31, 2010)	4,636,871	3,838,237
Deferred fuel costs	172,202	172,202
Goodwill	377,172	377,172
Accumulated deferred income taxes	19,003	54,523
Other	955,691	909,773
Total	6,959,945	6,197,632
TOTAL ASSETS	$40,701,699	$38,685,276

See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2011	2010
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Currently maturing long-term debt	$ 2,192,733	$ 299,548
Notes payable	108,331	154,135
Accounts payable	1,069,096	1,181,099
Customer deposits	351,741	335,058
Taxes accrued	278,235	–
Accumulated deferred income taxes	99,929	49,307
Interest accrued	183,512	217,685
Deferred fuel costs	255,839	166,409
Obligations under capital leases	3,631	3,388
Pension and other postretirement liabilities	44,031	39,862
System agreement cost equalization	80,090	52,160
Other	283,531	277,598
Total	4,950,699	2,776,249
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	8,096,452	8,573,646
Accumulated deferred investment tax credits	284,747	292,330
Obligations under capital leases	38,421	42,078
Other regulatory liabilities	728,193	539,026
Decommissioning and asset retirement cost liabilities	3,296,570	3,148,479
Accumulated provisions	385,512	395,250
Pension and other postretirement liabilities	3,133,657	2,175,364
Long-term debt (includes securitization bonds of $1,070,556 as of December 31, 2011 and $931,131 as of December 31, 2010)	10,043,713	11,317,157
Other	501,954	618,559
Total	26,509,219	27,101,889
Commitments and Contingencies		
Subsidiaries' preferred stock without sinking fund	186,511	216,738
EQUITY		
Common Shareholders' Equity:		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 254,752,788 shares in 2011 and 2010	2,548	2,548
Paid-in capital	5,360,682	5,367,474
Retained earnings	9,446,960	8,689,401
Accumulated other comprehensive loss	(168,452)	(38,212)
Less - treasury stock, at cost (78,396,988 shares in 2011 and 76,006,920 shares in 2010)	5,680,468	5,524,811
Total common shareholders' equity	8,961,270	8,496,400
Subsidiaries' preferred stock without sinking fund	94,000	94,000
Total	9,055,270	8,590,400
TOTAL LIABILITIES AND EQUITY	$40,701,699	$38,685,276

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2011	2010	2009
OPERATING ACTIVITIES			
Consolidated net income	$ 1,367,372	$ 1,270,305	$ 1,251,050
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Depreciation, amortization, and decommissioning, including nuclear fuel amortization	1,745,455	1,705,331	1,458,861
Deferred income taxes, investment tax credits, and non-current taxes accrued	(280,029)	718,987	864,684
Gain on sale of business	–	(44,173)	–
Changes in working capital:			
Receivables	28,091	(99,640)	116,444
Fuel inventory	5,393	(10,665)	19,291
Accounts payable	(131,970)	216,635	(14,251)
Prepaid taxes and taxes accrued	580,042	(116,988)	(260,029)
Interest accrued	(34,172)	17,651	4,974
Deferred fuel	(55,686)	8,909	72,314
Other working capital accounts	41,875	(160,326)	(43,391)
Change in provisions for estimated losses	(11,086)	265,284	(12,030)
Change in other regulatory assets	(673,244)	339,408	(415,157)
Change in pensions and other postretirement liabilities	962,461	(80,844)	71,789
Other	(415,685)	(103,793)	(181,391)
Net cash flow provided by operating activities	3,128,817	3,926,081	2,933,158
INVESTING ACTIVITIES			
Construction/capital expenditures	(2,040,027)	(1,974,286)	(1,931,245)
Allowance for equity funds used during construction	86,252	59,381	59,545
Nuclear fuel purchases	(641,493)	(407,711)	(525,474)
Proceeds from sale/leaseback of nuclear fuel	–	–	284,997
Proceeds from sale of assets and businesses	6,531	228,171	39,554
Payment for purchases of plants	(646,137)	–	–
Insurance proceeds received for property damages	–	7,894	53,760
Changes in transition charge account	(7,260)	(29,945)	(1,036)
NYPA value sharing payment	(72,000)	(72,000)	(72,000)
Payments to storm reserve escrow account	(6,425)	(296,614)	(6,802)
Receipts from storm reserve escrow account	–	9,925	–
Decrease (increase) in other investments	(11,623)	24,956	100,956
Proceeds from nuclear decommissioning trust fund sales	1,360,346	2,606,383	2,570,523
Investment in nuclear decommissioning trust funds	(1,475,017)	(2,730,377)	(2,667,172)
Net cash flow used in investing activities	(3,446,853)	(2,574,223)	(2,094,394)

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2011	2010	2009
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	2,990,881	3,870,694	2,003,469
Common stock and treasury stock	46,185	51,163	28,198
Retirement of long-term debt	(2,437,372)	(4,178,127)	(1,843,169)
Repurchase of common stock	(234,632)	(878,576)	(613,125)
Redemption of subsidiary common and preferred stock	(30,308)	–	(1,847)
Changes in credit borrowings - net	(6,501)	(8,512)	(25,000)
Dividends paid:			
Common stock	(589,605)	(603,854)	(576,956)
Preferred stock	(20,933)	(20,063)	(19,958)
Net cash flow used in financing activities	(282,285)	(1,767,275)	(1,048,388)
Effect of exchange rates on cash and cash equivalents	287	338	(1,316)
Net decrease in cash and cash equivalents	(600,034)	(415,079)	(210,940)
Cash and cash equivalents at beginning of period	1,294,472	1,709,551	1,920,491
Cash and cash equivalents at end of period	$ 694,438	$ 1,294,472	$ 1,709,551

	2011	2010	2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid (received) during the period for:			
Interest - net of amount capitalized	$ 532,271	$ 534,004	$ 576,811
Income taxes	$ (2,042)	$ 32,144	$ 43,057
Noncash financing activities:			
Long-term debt retired (equity unit notes)	$ –	$ –	$ (500,000)
Common stock issued in settlement of equity unit purchase contracts	$ –	$ –	$ 500,000

See Notes to Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its subsidiaries. As required by generally accepted accounting principles in the United States of America, all intercompany transactions have been eliminated in the consolidated financial statements. The Utility operating companies and many other Entergy subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or common shareholders' (or members') equity.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles in the United States of America, the preparation of Entergy Corporation's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Louisiana, Mississippi, and Texas, respectively. Entergy Gulf States Louisiana also distributes natural gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and natural gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. The Entergy Wholesale Commodities segment derives almost all of its revenue from sales of electric power generated by plants owned by subsidiaries in that segment.

Entergy recognizes revenue from electric power and natural gas sales when power or gas is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy's Utility operating companies accrue an estimate of the revenues for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect in Entergy's Utility operating companies' various jurisdictions. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded.

Entergy records revenue from sales under rates implemented subject to refund less estimated amounts accrued for probable refunds when Entergy believes it is probable that revenues will be refunded to customers based upon the status of the rate proceeding as of the date the financial statements are prepared.

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment for Entergy (including property under capital lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2011 and 2010, is shown below (in millions):

2011	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
Production:				
Nuclear	$ 8,635	$ 5,441	$3,194	$-
Other	2,431	2,032	399	-
Transmission	3,344	3,309	35	-
Distribution	6,157	6,157	-	-
Other	1,716	1,463	250	3
Construction work in progress	1,780	1,420	359	1
Nuclear fuel	1,546	802	744	-
Property, plant, and equipment - net	**$25,609**	**$20,624**	**$4,981**	**$4**

2010	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
Production:				
Nuclear	$ 8,393	$ 5,378	$3,015	$-
Other	1,842	1,797	45	-
Transmission	2,986	2,956	30	-
Distribution	5,926	5,926	-	-
Other	1,661	1,411	248	2
Construction work in progress	1,662	1,300	361	1
Nuclear fuel	1,378	760	618	-
Property, plant, and equipment - net	**$23,848**	**$19,528**	**$4,317**	**$3**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Depreciation rates on average depreciable property for Entergy approximated 2.6% in 2011, 2.6% in 2010, and 2.7% in 2009. Included in these rates are the depreciation rates on average depreciable utility property of 2.5% in 2011, 2.5% in 2010, and 2.7% 2009, and the depreciation rates on average depreciable non-utility property of 3.9% in 2011, 3.7% in 2010, and 3.8% in 2009.

Entergy amortizes nuclear fuel using a units-of-production method. Nuclear fuel amortization is included in fuel expense in the income statements.

"Non-utility property - at cost (less accumulated depreciation)" for Entergy is reported net of accumulated depreciation of $214.3 million and $207.6 million as of December 31, 2011 and 2010, respectively.

Construction expenditures included in accounts payable at December 31, 2011 is $171 million.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2011, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows (dollars in millions):

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Utility Business:					
Entergy Arkansas -					
Independence					
Unit 1	Coal	836	31.50%	$ 128	$ 96
Common Facilities	Coal		15.75%	$ 33	$ 24
White Bluff					
Units 1 and 2	Coal	1,659	57.00%	$ 494	$ 337
Ouachita[2]					
Common Facilities	Gas		66.67%	$ 171	$ 142
Entergy Gulf States Louisiana -					
Roy S. Nelson					
Unit 6	Coal	550	40.25%	$ 244	$ 172
Roy S. Nelson					
Unit 6					
Common Facilities	Coal		15.92%	$ 9	$ 3
Big Cajun 2					
Unit 3	Coal	588	24.15%	$ 142	$ 97
Ouachita[2]					
Common Facilities	Gas		33.33%	$ 87	$ 72
Entergy Louisiana					
Acadia					
Common Facilitites	Gas		50.00%	$ 12	$ –
Entergy Mississippi -					
Independence					
Units 1 and 2 and					
Common Facilities	Coal	1,678	25.00%	$ 249	$ 137
Entergy Texas -					
Roy S. Nelson					
Unit 6	Coal	550	29.75%	$ 178	$ 117
Roy S. Nelson					
Unit 6					
Common Facilities	Coal		11.77%	$ 6	$ 2
Big Cajun 2					
Unit 3	Coal	588	17.85%	$ 107	$ 68
System Energy -					
Grand Gulf					
Unit 1	Nuclear	1,190	90.00%[3]	$3,929	$2,518

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Entergy Wholesale Commodities:					
Independence					
Unit 2	Coal	842	14.37%	$ 68	$ 41
Common Facilities	Coal		7.18%	$ 16	$ 10
Roy S. Nelson Unit 6	Coal	550	10.9%	$ 102	$ 53
Roy S. Nelson Unit 6					
Common Facilities	Coal		4.31%	$ 2	$ 1

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Ouachita Units 1 and 2 are owned 100% by Entergy Arkansas and Ouachita Unit 3 is owned 100% by Entergy Gulf States Louisiana. The investment and accumulated depreciation numbers above are only for the common facilities and not for the generating units.

(3) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 10 to the financial statements.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in the rates charged to customers.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Each tax paying entity records income taxes as if it were a separate taxpayer and consolidating adjustments are allocated to the tax filing entities in accordance with Entergy's intercompany income tax allocation agreement. Deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Earnings per Share

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated statements of income (in millions, except per share data):

For the Years Ended December 31,	2011			2010			2009		
	Income	Shares	$/share	Income	Shares	$/share	Income	Shares	$/share
Basic earnings per average common share									
Net income attributable to Entergy Corporation	$ 1,346.4	177.4	$ 7.59	$ 1,250.2	186.0	$ 6.72	$ 1,231.1	192.8	$ 6.39
Average dilutive effect of:									
Stock options	–	1.0	(0.04)	–	1.8	(0.06)	–	2.2	(0.07)
Equity units	–	–	–	–	–	–	3.2	0.8	(0.02)
Diluted earnings per average common share	**$1,346.4**	**178.4**	**$ 7.55**	**$1,250.2**	**187.8**	**$6.66**	**$1,234.3**	**195.8**	**$ 6.30**

The calculation of diluted earnings per share excluded 5,712,604 options outstanding at December 31, 2011, 5,380,262 options outstanding at December 31, 2010, and 4,368,614 options outstanding at December 31, 2009 that could potentially dilute basic earnings per share in the future. Those options were not included in the calculation of diluted earnings per share because the exercise price of those options exceeded the average market price for the year.

See Note 7 to the financial statements for a discussion of the equity units.

Stock-Based Compensation Plans

Entergy grants stock options to key employees of the Entergy subsidiaries, which is described more fully in Note 12 to the financial statements. Entergy accounts for stock options using the fair value based method. Awards under Entergy's plans generally vest over three years.

Accounting for the Effects of Regulation

Entergy's Utility operating companies and System Energy are rate-regulated enterprises whose rates meet three criteria specified in accounting standards. The Utility operating companies and System Energy have rates that (i) are approved by a body (its regulator) empowered to set rates that bind customers; (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. Because the Utility operating companies and System Energy meet these criteria, each of them capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

An enterprise that ceases to meet the three criteria for all or part of its operations should report that event in its financial statements. In general, the enterprise no longer meeting the criteria should eliminate from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs, it is possible that an impairment may exist that could require further write-offs of plant assets.

Entergy Gulf States Louisiana does not apply regulatory accounting standards to the Louisiana retail deregulated portion of River Bend, the 30% interest in River Bend formerly owned by Cajun, and its steam business. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 15%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Gulf States Louisiana to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per kWh or off-system at higher prices, with certain provisions for sharing incremental revenue above 4.6 cents per kWh between ratepayers and shareholders.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects Entergy's best estimate of losses on the accounts receivable balances. The allowance is based on accounts receivable agings, historical experience, and other currently available evidence. Utility operating company customer accounts receivable are written off consistent with approved regulatory requirements.

Investments

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the portion of River Bend that is not rate-regulated, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment is based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment

will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. See Note 17 to the financial statements for details on the decommissioning trust funds and other than temporary impairments recorded in 2011, 2010, and 2009.

Equity Method Investments

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. In accordance with this method, earnings are allocated to owners or members based on what each partner would receive from its capital account if, hypothetically, liquidation were to occur at the balance sheet date and amounts distributed were based on recorded book values. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. See Note 14 to the financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

The accounting standards for derivative instruments and hedging activities require that all derivatives be recognized at fair value on the balance sheet, either as assets or liabilities, unless they meet various exceptions including the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be physically delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, meet the normal purchase, normal sales criteria and are not recognized on the balance sheet. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified to earnings in the periods when the underlying transactions actually occur. The ineffective portions of all hedges are recognized in current-period earnings.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under the accounting standards for derivative instruments because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. See Note 16 to the financial statements for further discussion of fair value.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

Three nuclear power plants in the Entergy Wholesale Commodities business segment (Pilgrim, Indian Point 2 and Indian Point 3) have applications pending for renewed NRC licenses. Various parties have expressed opposition to renewal of the licenses. Under federal law, nuclear power plants may continue to operate beyond their license expiration dates while their renewal applications are pending NRC approval. If the NRC does not renew the operating license for any of these plants, the plant's operating life could be shortened, reducing its projected net cash flows and impairing its value as an asset.

In March 2011 the NRC renewed Vermont Yankee's operating license for an additional 20 years. The renewed operating license expires in March 2032. In May 2011 the Vermont Department of Public Service and the New England Coalition petitioned the United States Court of Appeals for the D.C. Circuit seeking judicial review of the NRC's issuance of the renewed operating license, alleging that the license had been issued without a valid and effective water quality certification under Section 401 of the Clean Water Act. Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. intervened in the proceeding. Motions by the parties for summary disposition were denied by the court, and oral argument is scheduled for May 2012.

Vermont Yankee also is operating under a Certificate of Public Good from the State of Vermont that expires in March 2012, but has an application pending before the Vermont Public Service Board (VPSB) for a new Certificate of Public Good for operation until March 2032. As the United States district court noted in its decision discussed below (regarding Entergy's challenge to certain conditions imposed by Vermont), title 3, section 814 of the Vermont Statutes provides that a license subject to an agency's notice and hearing requirements does not expire until a final determination on an application for renewal has been made.

In April 2011, Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, the owner and operator respectively of Vermont Yankee, filed suit in the United States District Court for the District of Vermont. The suit challenged certain conditions imposed by Vermont upon Vermont Yankee's continued operation and storage of spent nuclear fuel, including the requirement to obtain not only a new Certificate of Public Good, but also approval by Vermont's General Assembly. In January 2012 the court entered judgment in Entergy's favor and specifically:

- Declared that Vermont's laws requiring Vermont Yankee to cease operation in March 2012 and prohibiting the storage of spent nuclear fuel from operation after that date, absent approval by the General Assembly, were based on radiological safety concerns and are preempted by the Atomic Energy Act;
- Permanently enjoined Vermont from enforcing these preempted requirements of the state's laws; and
- Permanently enjoined Vermont under the Commerce Clause of the United States Constitution from conditioning the issuance of a new Certificate of Public Good upon the existence of a below wholesale market power sale agreement with Vermont utilities or Vermont Yankee's selling power to Vermont utilities at rates below those available to wholesale customers in other states.

In February 2012 the Vermont defendants filed a notice of appeal of the decision to the United States Court of Appeals for the Second Circuit.

In January 2012, Entergy filed a motion requesting that the VPSB grant, based on the existing record in its proceeding, Vermont Yankee's pending application for a new Certificate of Public Good. The VPSB scheduled a status conference for March 9, 2012, and requested comments from the parties by March 2, 2012. In a February 23, 2012 memorandum to the parties, the VPSB asked that the parties' comments respond to certain questions relating to, among other issues, the VPSB's authority to issue the Certificate of Public Good and Vermont Yankee's authority to operate beyond March 21, 2012 and store spent fuel from such operations, despite the decision and order of the United States district court.

In light of these questions from the VPSB, Vermont Yankee filed a cross-appeal of the district court's decision. Vermont Yankee also filed two motions with the district court asking it (1) to issue an injunction prohibiting Vermont from taking any action to force Vermont Yankee to shut down during the appeal of the district court's decision or during the Certificate of Public Good proceeding before the VPSB and any judicial appeal from that proceeding, and (2) to amend the district court's final judgment to include certain additional provisions of Vermont law relating to Vermont Yankee's operation and storage of spent nuclear fuel from operation after March 21, 2012, that were part of the statutes the court found to be preempted in its decision, but which were not specifically included in the final judgment.

Entergy Wholesale Commodities' investments are subject to impairment if adverse market conditions arise, if a unit ceases operation, or for certain units if their authorizations to operate are not renewed. Specifically regarding Vermont Yankee, if Entergy concludes that Vermont Yankee is unlikely to operate significantly beyond its original license expiration date in March 2012, it could result in an impairment of part or all of the carrying value of the plant. In preparing its 2011 financial statements, Entergy evaluated whether the carrying value of Vermont Yankee was impaired as of December 31, 2011, before the outcome of the federal court lawsuit was known. For purposes of that evaluation, Entergy considered a number of factors associated with the plant's continued operation, including the status of the federal lawsuit, the status of the state regulatory issues as described above, the potential sale of the plant, and the application of federal laws regarding the continued operation of nuclear facilities. Based on its evaluation of those factors, Entergy determined that the carrying value of Vermont Yankee was not impaired as of December 31, 2011. As of December 31, 2011 the net carrying value of the plant, including nuclear fuel, is $465 million.

River Bend AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Gulf States Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Reacquired Debt

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

Presentation of Preferred Stock without Sinking Fund

Accounting standards regarding non-controlling interests and the classification and measurement of redeemable securities require the classification of preferred securities between liabilities and shareholders' equity on the balance sheet if the holders of those securities have protective rights that allow them to gain control of the board of directors in certain circumstances. These rights would have the effect of giving the holders the ability to potentially redeem their securities, even if the likelihood of occurrence of these circumstances is considered remote. The Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans articles of incorporation provide, generally, that the holders of each company's preferred securities may elect a majority of the respective company's board of directors if dividends are not paid for a year, until such time as the dividends in arrears are paid. Therefore, Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans present their preferred securities outstanding between liabilities and shareholders' equity on the balance sheet. Entergy Gulf States Louisiana and Entergy Louisiana, both organized as limited liability companies, have outstanding preferred securities with similar protective rights with respect to unpaid dividends, but provide for the election of board members that would not constitute a majority of the board; and their preferred securities are therefore classified for all periods presented as a component of members' equity.

The outstanding preferred securities of Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management (whose preferred holders also had protective rights until the securities were repurchased in December 2011), are similarly presented between liabilities and equity on Entergy's consolidated balance sheets and the outstanding preferred securities of Entergy Gulf States Louisiana and Entergy Louisiana are presented within

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

total equity in Entergy's consolidated balance sheets. The preferred dividends or distributions paid by all subsidiaries are reflected for all periods presented outside of consolidated net income.

New Accounting Pronouncements

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income, financial position, or cash flows.

In May 2011 the FASB issued ASU No. 2011-4, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which states that the ASU explains how to measure fair value. The ASU states that: 1) the amendments in the ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards; 2) consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements; 3) for many of the requirements, the FASB does not intend for the ASU to result in a change in the application of the requirements of current U.S. GAAP; 4) some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements; and 5) other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU No. 2011-4 is effective for Entergy for the first quarter 2012. Entergy does not expect ASU No. 2011-4 to affect materially its results of operations, financial position, or cash flows.

In September 2011 the FASB issued ASU No. 2011-8, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment." The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment assessment. ASU No. 2011-8 is effective for Entergy for the first quarter 2012. The adoption of ASU No. 2011-8 will have no effect on Entergy's results of operations, financial position, or cash flows.

NOTE 2. RATE AND REGULATORY MATTERS

Regulatory Assets

OTHER REGULATORY ASSETS

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process affecting the Utility business. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the tables below provide detail of "Other regulatory assets" that are included on Entergy's and the Registrant Subsidiaries' balance sheets as of December 31, 2011 and 2010 (in millions):

	2011	2010
Asset retirement obligation - recovery dependent upon timing of decommissioning (Note 9)[b]	$ 395.9	$ 406.4
Deferred capacity - (Note 2 - Retail Rate Proceedings - Filings with the LPSC)	–	15.8
Grand Gulf fuel - non-current and power management rider - recovered through rate riders when rates are redetermined periodically (Note 2 - Fuel and purchased power cost recovery)	12.4	17.4
New nuclear generation development costs (Note 2)	56.8	–
Gas hedging costs - recovered through fuel rates	30.3	1.9
Pension & postretirement costs (Note 11 - Qualified Pension Plans, Other Postretirement Benefits, and Non-Qualified Pension Plans)[b]	2,542.0	1,734.7
Postretirement benefits - recovered through 2012 (Note 11 - Other Postretirement Benefits)[b]	2.4	4.8
Provision for storm damages, including hurricane costs - recovered through securitization, insurance proceeds, and retail rates (Note 2 - Storm Cost Recovery Filings with Retail Regulators)	996.4	1,026.0
Removal costs - recovered through depreciation rates (Note 9)[b]	81.2	81.5
River Bend AFUDC - recovered through August 2025 (Note 1 - River Bend AFUDC)	24.3	26.2
Sale-leaseback deferral - (Note 10 - Sale and Leaseback Transactions - Grand Gulf Lease Obligations)	–	22.3
Spindletop gas storage facility - recovered through December 2032[a]	31.0	32.6
Transition to competition costs - recovered over a 15-year period through February 2021	89.2	95.8
Little Gypsy cost proceedings - recovery through securitiazation (Note 5 - Entergy Louisiana Securitization Bonds - Little Gypsy)	198.4	200.9
Incremental ice storm costs - recovered through 2032	10.5	11.1
Michoud plant maintenance - recovered over a 7-year period through September 2018	12.9	-
Unamortized loss on reacquired debt - recovered over term of debt	108.8	122.5
Other	44.4	38.3
Total	**$4,636.9**	**$3,838.2**

(a) *The jurisdictional split order assigned the regulatory asset to Entergy Texas. The regulatory asset, however, is being recovered and amortized at Entergy Gulf States Louisiana. As a result, a billing occurs monthly over the same term as the recovery and receipts will be submitted to Entergy Texas. Entergy Texas has recorded a receivable from Entergy Gulf States Louisiana and Entergy Gulf States Louisiana has recorded a corresponding payable.*

(b) *Does not earn a return on investment, but is offset by related liabilities.*

FUEL AND PURCHASED POWER COST RECOVERY

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas are allowed to recover fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is generally recorded as "Deferred fuel costs" on the Utility operating companies'

financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2011 and 2010, that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review (in millions):

	2011	2010
Entergy Arkansas	$209.8	$ 61.5
Entergy Gulf States Louisiana[(a)]	$ 2.9	$ 77.8
Entergy Louisiana[(a)]	$ 1.5	$ 8.8
Entergy Mississippi	$(15.8)	$ 3.2
Entergy New Orleans[(a)]	$ (7.5)	$ (2.8)
Entergy Texas	$(64.7)	$(77.4)

(a) 2011 and 2010 include $100.1 million for Entergy Gulf States Louisiana, $68 million for Entergy Louisiana, and $4.1 million for Entergy New Orleans of fuel, purchased power, and capacity costs, which do not currently earn a return on investment and whose recovery periods are indeterminate but are expected to be over a period greater than twelve months.

Entergy Arkansas

Production Cost Allocation Rider

The APSC approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas as a result of the System Agreement proceedings, which are discussed in the "System Agreement Cost Equalization Proceedings" section below. These costs cause an increase in Entergy Arkansas's deferred fuel cost balance because Entergy Arkansas pays the costs over seven months but collects them from customers over twelve months.

Energy Cost Recovery Rider

Entergy Arkansas's retail rates include an energy cost recovery rider to recover fuel and purchased energy costs in monthly bills. The rider utilizes prior calendar year energy costs and projected energy sales for the twelve-month period commencing on April 1 of each year to develop an energy cost rate, which is redetermined annually and includes a true-up adjustment reflecting the over-recovery or under-recovery, including carrying charges, of the energy cost for the prior calendar year. The energy cost recovery rider tariff also allows an interim rate request depending upon the level of over- or under-recovery of fuel and purchased energy costs.

In early October 2005, the APSC initiated an investigation into Entergy Arkansas's interim energy cost recovery rate. The investigation focused on Entergy Arkansas's 1) gas contracting, portfolio, and hedging practices; 2) wholesale purchases during the period; 3) management of the coal inventory at its coal generation plants; and 4) response to the contractual failure of the railroads to provide coal deliveries. In March 2006, the APSC extended its investigation to cover the costs included in Entergy Arkansas's March 2006 annual energy cost rate filing, and a hearing was held in the APSC energy cost recovery investigation in October 2006.

In January 2007 the APSC issued an order in its review of the energy cost rate. The APSC found that Entergy Arkansas failed to maintain an adequate coal inventory level going into the summer of 2005 and that Entergy Arkansas should be responsible for any incremental energy costs resulting from two outages caused by employee and contractor error. The coal plant generation curtailments were caused by railroad delivery problems and Entergy Arkansas has since resolved litigation with the railroad regarding the delivery problems. The APSC staff was directed to perform an analysis with Entergy Arkansas's assistance to determine the additional fuel and purchased energy costs associated with these findings and file the analysis within 60 days of the order. After a final determination of the costs is made by the APSC, Entergy Arkansas would be directed to refund that amount with interest to its customers as a credit on the energy cost recovery rider. Entergy Arkansas requested rehearing of the order. In March 2007, in order to allow further consideration by the APSC, the APSC granted Entergy Arkansas's petition for rehearing and for stay of the APSC order.

In October 2008 Entergy Arkansas filed a motion to lift the stay and to rescind the APSC's January 2007 order in light of the arguments advanced in Entergy Arkansas's rehearing petition and because the value for Entergy Arkansas's customers obtained through the resolved railroad litigation is significantly greater than the incremental cost of actions identified by the APSC as imprudent. In December 2008, the APSC denied the motion to lift the stay pending resolution of Entergy Arkansas's rehearing request and the unresolved issues in the proceeding. The APSC ordered the parties to submit their unresolved issues list in the pending proceeding, which the parties did. In February 2010 the APSC denied Entergy Arkansas's request for rehearing, and held a hearing in September 2010 to determine the amount of damages, if any, that should be assessed against Entergy Arkansas. A decision is pending. Entergy Arkansas expects the amount of damages, if any, to have an immaterial effect on its results of operations, financial position, or cash flows.

The APSC also established a separate docket to consider the resolved railroad litigation, and in February 2010 it established a procedural schedule that concluded with testimony through September 2010. Testimony has been filed and the APSC will decide the case based on the record in the proceeding, including the prefiled testimony.

Entergy Gulf States Louisiana and Entergy Louisiana

Entergy Gulf States Louisiana and Entergy Louisiana recover electric fuel and purchased power costs for the billing month based upon the level of such costs incurred two months prior to the billing month. Entergy Gulf States Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In January 2003 the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates. The audit included a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause for the period 1995 through 2004. Entergy Gulf States Louisiana and the LPSC Staff reached a settlement to resolve the audit that requires Entergy Gulf States Louisiana to refund $18 million to customers, including the realignment to base rates of $2 million of SO_2 costs. The ALJ held a stipulation hearing and in November 2011 the LPSC issued an order approving the settlement. The refund was made in the November 2011 billing cycle. Entergy Gulf States Louisiana had previously recorded provisions for the estimated outcome of this proceeding.

In December 2011 the LPSC authorized its staff to initiate another proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates. The audit includes a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause for the period 2005 through 2009.

In April 2010 the LPSC authorized its staff to initiate an audit of Entergy Louisiana's fuel adjustment clause filings. The audit includes a review of the reasonableness of charges flowed through the fuel adjustment clause by Entergy Louisiana for the period from 2005 through 2009. Discovery is in progress, but a procedural schedule has not been established.

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider that is adjusted quarterly to reflect accumulated over- or under-recoveries from the second prior quarter. Entergy Mississippi's fuel cost recoveries are subject to annual audits conducted pursuant to the authority of the MPSC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In July 2008 the MPSC began a proceeding to investigate the fuel procurement practices and fuel adjustment schedules of the Mississippi utility companies, including Entergy Mississippi. The MPSC stated that the goal of the proceeding is fact-finding so that the MPSC may decide whether to amend the current fuel cost recovery process. Hearings were held in July and August 2008. Further proceedings have not been scheduled.

Mississippi Attorney General Complaint

The Mississippi attorney general filed a complaint in state court in December 2008 against Entergy Corporation, Entergy Mississippi, Entergy Services, Inc., and Entergy Power, Inc. alleging, among other things, violations of Mississippi statutes, fraud, and breach of good faith and fair dealing, and requesting an accounting and restitution. The litigation is wide ranging and relates to tariffs and procedures under which Entergy Mississippi purchases power not generated in Mississippi to meet electricity demand. Entergy believes the complaint is unfounded. On December 29, 2008, the defendant Entergy companies filed to remove the attorney general's suit to U.S. District Court (the forum that Entergy believes is appropriate to resolve the types of federal issues raised in the suit), where it is currently pending, and additionally answered the complaint and filed a counter-claim for relief based upon the Mississippi Public Utilities Act and the Federal Power Act. The Mississippi attorney general has filed a pleading seeking to remand the matter to state court. In May 2009, the defendant Entergy companies filed a motion for judgment on the pleadings asserting grounds of federal preemption, the exclusive jurisdiction of the MPSC, and factual errors in the attorney general's complaint.

In July 2011, the attorney general requested a status conference regarding its motion to remand. The court granted the attorney general's request for a status conference, which was held in September 2011. Consistent with the court's instructions, both parties submitted letters to the court in September 2011 providing updates on the facts of the case and the law, and the court has now taken the parties' arguments under advisement.

Entergy New Orleans

Entergy New Orleans's electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges.

Entergy New Orleans's gas rate schedules include a purchased gas adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges.

Entergy Texas

Entergy Texas's rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. Semi-annual revisions of the fixed fuel factor are made in March and September based on the market price of natural gas and changes in fuel mix. The amounts collected under Entergy Texas's fixed fuel factor and any interim surcharge or refund are subject to fuel reconciliation proceedings before the PUCT.

In January 2008, Entergy Texas made a compliance filing with the PUCT describing how its 2007 rough production cost equalization receipts under the System Agreement were allocated between Entergy Gulf States, Inc.'s Texas and Louisiana jurisdictions. In December 2008 the PUCT adopted an ALJ proposal for decision recommending an additional $18.6 million allocation to Texas retail customers. Because the PUCT allocation to Texas retail customers is inconsistent with the LPSC allocation to Louisiana retail customers, the PUCT's decision resulted in trapped costs between the Texas and Louisiana jurisdictions with no mechanism for recovery. Entergy Texas filed with the FERC a proposed amendment to the System Agreement bandwidth formula to specifically calculate the payments to Entergy Gulf States Louisiana and Entergy Texas of Entergy Gulf States, Inc.'s rough production cost equalization receipts for 2007. In May 2009 the FERC issued an order rejecting the proposed amendment. Because of the FERC's order, Entergy Texas recorded the effects of the PUCT's allocation of the additional $18.6 million to Texas retail customers in the second quarter 2009. On an after-tax basis, the charge to earnings was approximately $13.0 million (including interest). The PUCT and FERC decisions are now final.

In May 2009, Entergy Texas filed with the PUCT a request to refund $46.1 million, including interest, of fuel cost recovery over-collections through February 2009. Pursuant to a stipulation among the various parties, in June 2009 the PUCT issued an order approving a refund of $59.2 million, including interest, of fuel cost recovery overcollections through March 2009. The refund was made for most customers over a three-month period beginning July 2009.

In October 2009, Entergy Texas filed with the PUCT a request to refund approximately $71 million, including interest, of fuel cost recovery over-collections through September 2009. Pursuant to a stipulation among the various parties, the PUCT issued an order approving a refund of $87.8 million, including interest, of fuel cost recovery overcollections through October 2009. The refund was made for most customers over a three-month period beginning January 2010.

In June 2010, Entergy Texas filed with the PUCT a request to refund approximately $66 million, including interest, of fuel cost recovery over-collections through May 2010. In September 2010 the PUCT issued an order providing for a $77 million refund, including interest, for fuel cost recovery over-collections through June 2010. The refund was made for most customers over a three-month period beginning with the September 2010 billing cycle.

In December 2010, Entergy Texas filed with the PUCT a request to refund fuel cost recovery over-collections through October 2010. Pursuant to a stipulation among the parties that was approved by the PUCT in March 2011, Entergy Texas refunded over-collections through November 2010 of approximately $73 million, including interest through the refund period. The refund was made for most customers over a three-month period that began with the February 2011 billing cycle.

In December 2011, Entergy Texas filed with the PUCT a request to refund approximately $43 million, including interest, of fuel cost recovery over-collections through October 2011. Entergy Texas and the parties to the proceeding reached an agreement that Entergy Texas will refund $67 million, including interest, over a three-month period, which refund includes additional over-recoveries through December 2011. Entergy Texas and the parties requested that interim rates consistent with the settlement be approved effective with the March 2012 billing month, and this request was granted by the presiding ALJ on February 16, 2012.

Entergy Texas's December 2009 rate case filing, which is discussed below, also included a request to reconcile $1.8 billion of fuel and purchased power costs covering the period April 2007 through June 2009.

Entergy Texas's November 2011 rate case filing, which is discussed below, also includes a request to reconcile $1.3 billion of fuel and purchased power costs covering the period July 2009 through June 2011.

Retail Rate Proceedings

The following chart summarizes the Utility operating companies' current retail base rates:

Company	Authorized Return on Common Equity	
Entergy Arkansas	10.2%	■ Current retail base rates implemented in the July 2010 billing cycle pursuant to a settlement approved by the APSC.
Entergy Gulf States Louisiana	9.9% - 11.4% Electric; 10.0% - 11.0% Gas	■ Current retail electric base rates implemented based on Entergy Gulf States Louisiana's 2010 test year formula rate plan filing approved by the LPSC. ■ Current retail gas base rates reflect the rate stabilization plan filing for the 2010 test year ended September 2010.
Entergy Louisiana	9.45% - 11.05%	■ Current retail base rates on Entergy Louisiana's 2010 test year formula rate plan filing approved by the LPSC.
Entergy Mississippi	10.54% - 12.72%	■ Current retail base rates reflect Entergy Mississippi's latest formula rate plan filing, based on the 2010 test year, and a stipulation approved by the MPSC.
Entergy New Orleans	10.7% - 11.5% Electric; 10.25% - 11.25% Gas	■ Current retail base rates reflect Entergy New Orleans's 2010 test year formula rate plan filing and a settlement approved by the City Council
Entergy Texas	10.125%	■ Current retail base rates reflect Entergy Texas's 2009 base rate case filing and a settlement approved by the PUCT.

FILINGS WITH THE APSC (ENTERGY ARKANSAS)

Retail Rates

2009 Base Rate Filing

In September 2009, Entergy Arkansas filed with the APSC for a general change in rates, charges, and tariffs. In June 2010 the APSC approved a settlement and subsequent compliance tariffs that provide for a $63.7 million rate increase, effective for bills rendered for the first billing cycle of July 2010. The settlement provides for a 10.2% return on common equity.

FILINGS WITH THE LPSC

Formula Rate Plans (Entergy Gulf States Louisiana and Entergy Louisiana)

In March 2005 the LPSC approved a settlement proposal to resolve various dockets covering a range of issues for Entergy Gulf States Louisiana and Entergy Louisiana. The settlement included the establishment of a three-year formula rate plan for Entergy Gulf States Louisiana that, among other provisions, established a return on common equity mid-point of 10.65% for the initial three-year term of the plan and permits Entergy Gulf States Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed range of 9.9% to 11.4% are allocated 60% to customers and 40% to Entergy Gulf States Louisiana. Entergy Gulf States Louisiana made its initial formula rate plan filing in June 2005. The formula rate plan was subsequently extended one year.

Entergy Louisiana made a rate filing with the LPSC requesting a base rate increase in January 2004. In May 2005 the LPSC approved a settlement that included the adoption of a three-year formula rate plan, the terms of which included an ROE mid-point of 10.25% for the initial three-year term of the plan and permit Entergy Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed regulatory range of 9.45% to 11.05% will be allocated 60% to customers and 40% to Entergy Louisiana. The initial formula rate plan filing was made in May 2006.

The formula rate plans for Entergy Gulf States Louisiana and Entergy Louisiana have subsequently been extended, with return on common equity provisions consistent with the previously approved provisions, to cover the 2008, 2009, 2010, and 2011 test years.

Retail Rates – Electric

(Entergy Gulf States Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Gulf States Louisiana's 2007 test year filing and provided for a formula rate plan for the 2008, 2009, and 2010 test years. 10.65% is the target midpoint return on equity for the formula rate plan, with an earnings bandwidth of +/- 75 basis points (9.90% - 11.40%). Entergy Gulf States Louisiana, effective with the November 2009 billing cycle, reset its rates to achieve a 10.65% return on equity for the 2008 test year. The rate reset, a $44.3 million increase that includes a $36.9 million cost of service adjustment, plus $7.4 million net for increased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In January 2010, Entergy Gulf States Louisiana implemented an additional $23.9 million rate increase pursuant to a special rate implementation filing made in December 2009, primarily for incremental capacity costs approved by the LPSC. In May 2010, Entergy Gulf States Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.8 million reduction in rates effective in the June 2010 billing cycle and a $0.5 million refund. At its May 19, 2010 meeting, the LPSC accepted the joint report.

In May 2010, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.25% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for the LPSC-regulated 70% share of River Bend, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate increase for incremental capacity costs. In July 2010 the LPSC approved a $7.8 million increase in the revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Gulf States Louisiana made a revised 2009 test year filing. The revised filing reflected a 10.12% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The revised filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously approved decommissioning revenue requirement, and (2) $25.2 million for capacity costs. The rates reflected in the revised filing

became effective, beginning with the first billing cycle of September 2010. Entergy Gulf States Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in January 2011.

In May 2011, Entergy Gulf States Louisiana made a special formula rate plan rate implementation filing with the LPSC that implements effective with the May 2011 billing cycle a $5.1 million rate decrease to reflect adjustments in accordance with a previous LPSC order relating to the acquisition of Unit 2 of the Acadia Energy Center by Entergy Louisiana. As a result of the closing of the acquisition and termination of the pre-acquisition power purchase agreement with Acadia, Entergy Gulf States Louisiana's allocation of capacity related to this unit ended, resulting in a reduction in the additional capacity revenue requirement.

In May 2011, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2010 test year. The filing reflects an 11.11% earned return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing also reflects a $22.8 million rate decrease for incremental capacity costs. Entergy Gulf States Louisiana and the LPSC Staff subsequently filed a joint report that also stated that no cost of service rate change is necessary under the formula rate plan, and the LPSC approved it in October 2011.

In November 2011 the LPSC approved a one-year extension of Entergy Gulf States Louisiana's formula rate plan. In addition, Entergy Gulf States Louisiana is required to file a full rate case by January 2013, if the LPSC has not acted to deny the requested transmission change-of-control to the MISO RTO. If the LPSC has denied this request, then the rate case must be filed by September 30, 2012.

(Entergy Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Louisiana's 2006 and 2007 test year filings and provided for a new formula rate plan for the 2008, 2009, and 2010 test years. 10.25% is the target midpoint return on equity for the formula rate plan, with an earnings bandwidth of +/- 80 basis points (9.45% - 11.05%).

Entergy Louisiana was permitted, effective with the November 2009 billing cycle, to reset its rates to achieve a 10.25% return on equity for the 2008 test year. The rate reset, a $2.5 million increase that included a $16.3 million cost of service adjustment less a $13.8 million net reduction for decreased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In April 2010, Entergy Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.1 million reduction in rates effective in the May 2010 billing cycle and a $0.1 million refund. In addition, Entergy Louisiana moved the recovery of approximately $12.5 million of capacity costs from fuel adjustment clause recovery to base rate recovery. At its April 21, 2010 meeting, the LPSC accepted the joint report.

In May 2010, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.82% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for Waterford 3, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate change for incremental capacity costs. In July 2010 the LPSC approved a $3.5 million increase in the retail revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Louisiana made a revised 2009 test year formula rate plan filing. The revised filing reflected a 10.82% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously approved decommissioning revenue requirement, and (2) $2.2 million for capacity costs. The rates reflected in the revised filing became effective beginning with the first billing cycle of September 2010. Entergy Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in December 2010.

In May 2011, Entergy Louisiana made a special formula rate plan rate implementation filing with the LPSC that implements effective with the May 2011 billing cycle a $43.1 million net rate increase to reflect adjustments in accordance with a previous LPSC order relating to the acquisition of Unit 2 of the Acadia Energy Center. The net rate increase represents the decrease in the additional capacity revenue requirement resulting from the termination of the power purchase agreement with Acadia and the increase in the revenue requirement resulting from the ownership of the Acadia facility. In August 2011, Entergy Louisiana made a filing to correct the May 2011 filing and decrease the rate by $1.1 million.

In May 2011, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2010 test year. The filing reflects an 11.07% earned return on common equity, which is just outside of the allowed earnings bandwidth and results in no cost of service rate change under the formula rate plan. The filing also reflects a very slight ($9 thousand) rate increase for incremental capacity costs. Entergy Louisiana and the LPSC Staff subsequently filed a joint report that reflects an 11.07% earned return and results in no cost of service rate change under the formula rate plan, and the LPSC approved the joint report in October 2011.

In November 2011 the LPSC approved a one-year extension of Entergy Louisiana's current formula rate plan. The next formula rate plan filing, for the 2011 test year, will be made in May 2012 and will include a separate identification of any operating and maintenance expense savings that are expected to occur once the Waterford 3 steam generator replacement project is complete. Pursuant to the LPSC decision, from September 2012 through December 2012 earnings above an 11.05% return on common equity (based on the 2011 test year) would be accrued and used to offset the Waterford 3 replacement steam generator revenue requirement for the first twelve months that the unit is in rates. If the project is not in service by January 1, 2013, earnings above a 10.25% return on common equity (based on the 2011 test year) for the period January 1, 2013 through the date that the project is placed in service will be accrued and used to offset the incremental revenue requirement for the first twelve months that the unit is in rates. Upon the in-service date of the replacement steam generators, rates will increase, subject to refund following any prudence review, by the full revenue requirement associated with the replacement steam generators, less (i) the previously accrued excess earnings from September 2012 until the in-service date and (ii) any earnings above a 10.25% return on common equity (based on the 2011 test year) for the period following the in-service date, provided that the excess earnings accrued prior to the in-service date shall only offset the revenue requirement for the first year of operation of the replacement steam generators. These rates are anticipated to remain in effect until Entergy Louisiana's next full rate case is resolved. Entergy Louisiana is required to file a full rate case by January 2013, if the LPSC has not acted to deny the requested transmission change-of-control to the MISO RTO. If the LPSC has denied this request, then the rate case must be filed by September 30, 2012.

Retail Rates – Gas (Entergy Gulf States Louisiana)

In January 2012, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2011. The filing showed an earned return on common equity of 10.48%, which is within the earnings bandwidth of 10.5%, plus or minus fifty basis points. The sixty-day review and comment period for this filing remains open.

In January 2011, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2010. The filing showed an earned return on common equity of 8.84% and a revenue deficiency of $0.3 million. In March 2011 the LPSC Staff filed its findings, suggesting an adjustment that produced an 11.76% earned return on common equity for the test year and a $0.2 million rate reduction. Entergy Gulf States Louisiana implemented the $0.2 million rate reduction effective with the May 2011 billing cycle. The LPSC docket is now closed.

In January 2010, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2009. The filing showed an earned return on common equity of 10.87%, which is within the earnings bandwidth of 10.5% plus or minus fifty basis points, resulting in no rate change. In April 2010, Entergy Gulf States Louisiana filed a revised evaluation report reflecting changes agreed upon with the LPSC Staff. The revised evaluation report also resulted in no rate change.

FILINGS WITH THE MPSC (ENTERGY MISSISSIPPI)

Formula Rate Plan Filings

In September 2009, Entergy Mississippi filed with the MPSC proposed modifications to its formula rate plan rider. In March 2010 the MPSC issued an order: (1) providing the opportunity for a reset of Entergy Mississippi's return on common equity to a point within the formula rate plan bandwidth and eliminating the 50/50 sharing that had been in the plan, (2) modifying the performance measurement process, and (3) replacing the revenue change limit of two percent of revenues, which was subject to a $14.5 million revenue adjustment cap, with a limit of four percent of revenues, although any adjustment above two percent requires a hearing before the MPSC. The MPSC did not approve Entergy Mississippi's request to use a projected test year for its annual scheduled formula rate plan filing and, therefore, Entergy Mississippi will continue to use a historical test year for its annual evaluation reports under the plan.

In March 2010, Entergy Mississippi submitted its 2009 test year filing, its first annual filing under the new formula rate plan rider. In June 2010 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates, but does provide for the deferral as a regulatory asset of $3.9 million of legal expenses associated with certain litigation involving the Mississippi Attorney General, as well as ongoing legal expenses in that litigation until the litigation is resolved.

In March 2011, Entergy Mississippi submitted its formula rate plan 2010 test year filing. The filing shows an earned return on common equity of 10.65% for the test year, which is within the earnings bandwidth and results in no change in rates. In November 2011 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates.

FILINGS WITH THE CITY COUNCIL (ENTERGY NEW ORLEANS)

Formula Rate Plan

On July 31, 2008, Entergy New Orleans filed an electric and gas base rate case with the City Council. On April 2, 2009, the City Council approved a comprehensive settlement. The settlement provided for a net $35.3 million reduction in combined fuel and non-fuel electric revenue requirement, including conversion of a $10.6 million voluntary recovery credit, implemented in January 2008, to a permanent reduction and substantial realignment of Grand Gulf cost recovery from fuel to electric base rates, and a $4.95 million gas base rate increase, both effective June 1, 2009, with adjustment of the customer charges for all rate classes. A new three-year formula rate plan was also adopted, with terms including an 11.1% benchmark electric return on common equity (ROE) with a +/- 40 basis point bandwidth and a 10.75% benchmark gas ROE with a +/- 50 basis point bandwidth. Earnings outside the bandwidth reset to the midpoint benchmark ROE, with rates changing on a prospective basis depending on whether Entergy New Orleans is over- or under-earning. The formula rate plan also includes a recovery mechanism for City Council-approved capacity additions, plus provisions for extraordinary cost changes and force majeure events.

In May 2010, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports. The filings requested a $12.8 million electric base revenue decrease and a $2.4 million gas base revenue increase. Entergy New Orleans and the City Council's Advisors reached a settlement that resulted in an $18.0 million electric base revenue decrease and zero gas base revenue change effective with the October 2010 billing cycle. The City Council approved the settlement in November 2010.

In May 2011, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports for the 2010 test year. The filings requested a $6.5 million electric rate decrease and a $1.1 million gas rate decrease. Entergy New Orleans and the City Council's Advisors reached a settlement that results in an $8.5 million incremental electric rate decrease and a $1.6 million gas rate decrease. The settlement also provides for the deferral of $13.4 million of Michoud plant maintenance expenses incurred in 2010 and the establishment of a regulatory asset that will be amortized over the period October 2011 through September 2018. The City Council approved the settlement in September 2011. The new rates were effective with the first billing cycle of October 2011.

The 2008 rate case settlement also included $3.1 million per year in electric rates to fund the Energy Smart energy efficiency programs. In September 2009 the City Council approved the energy efficiency programs filed by Entergy New Orleans. The rate settlement provides an incentive for Entergy New Orleans to meet or exceed energy savings targets set by the City Council and provides a mechanism for Entergy New Orleans to recover lost contribution to fixed costs associated with the energy savings generated from the energy efficiency programs.

FILINGS WITH THE PUCT AND TEXAS CITIES (ENTERGY TEXAS)

Retail Rates

2009 Rate Case

In December 2009, Entergy Texas filed a rate case requesting a $198.7 million increase reflecting an 11.5% return on common equity based on an adjusted June 2009 test year. The rate case also includes a $2.8 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for the 70% share of River Bend for which Entergy Texas retail customers are partially responsible, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Beginning in May 2010, Entergy Texas implemented a $17.5 million interim rate increase, subject to refund. Intervenors and PUCT Staff filed testimony recommending adjustments that would result in a maximum rate increase, based on the PUCT Staff's testimony, of $58 million.

The parties filed a settlement in August 2010 intended to resolve the rate case proceeding. The settlement provides for a $59 million base rate increase for electricity usage beginning August 15, 2010, with an additional increase of $9 million for bills rendered beginning May 2, 2011. The settlement stipulates an authorized return on equity of 10.125%. The settlement states that Entergy Texas's fuel costs for the period April 2007 through June 2009 are reconciled, with $3.25 million of disallowed costs, which were included in an interim fuel refund. The settlement also sets River Bend decommissioning costs at $2.0 million annually. Consistent with the settlement, in the third quarter 2010, Entergy Texas amortized $11 million of rate case costs. The PUCT approved the settlement in December 2010.

2011 Rate Case

In November 2011, Entergy Texas filed a rate case requesting a $112 million base rate increase reflecting an 10.6% return on common

equity based on an adjusted June 2011 test year. The rate case also proposed a purchased power recovery rider. The parties have agreed to a procedural schedule that contemplates a final decision by July 30, 2012, with rates relating back to June 30, 3012. On January 12, 2012, the PUCT voted not to address the purchased power recovery rider in the current rate case, but the PUCT voted to set a baseline in the rate case proceeding that would be applicable if a purchased power capacity rider is approved in separate proceeding.

System Agreement Cost Equalization Proceedings

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement.

In June 2005, the FERC issued a decision in System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

- The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.
- In order to reach rough production cost equalization, the FERC imposed a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
- In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
- The remedy ordered by FERC in 2005 required no refunds and became effective based on calendar year 2006 production costs and the first reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. Under the current circumstances, this will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power. Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources. Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas's total production costs are below the Entergy System average production costs.

The LPSC, APSC, MPSC, and the Arkansas Electric Energy Consumers appealed the FERC's decision to the United States Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit issued its decision in April 2008. The D.C. Circuit concluded that the FERC's orders had failed to adequately explain both its conclusion that it was prohibited from ordering refunds for the 20-month period from September 13, 2001 - May 2, 2003 and its determination to implement the bandwidth remedy commencing on January 1, 2006, rather than June 1, 2005. The D.C. Circuit remanded the case to FERC for further proceedings on these issues.

On October 20, 2011, the FERC issued an order addressing the D.C. Circuit remand on these two issues. On the first issue, the FERC concluded that it did have the authority to order refunds, but decided that it would exercise its equitable discretion and not require refunds for the 20-month period from September 13, 2001 - May 2, 2003. Because the ruling on refunds relied on findings in the interruptible load proceeding that is discussed below, the FERC concluded that the refund ruling will be held in abeyance pending the outcome of the rehearing requests in that proceeding. On the second issue, the FERC reversed its prior decision and ordered that the prospective bandwidth remedy begin on June 1, 2005 (the date of its initial order in the proceeding) rather than January 1, 2006, as it had previously ordered. Pursuant to the October 20, 2011 order, Entergy was required to calculate the additional bandwidth payments for the period June - December 2005 utilizing the bandwidth formula tariff prescribed by the FERC that was filed in a December 2006 compliance filing and accepted by the FERC in an April 2007 order. As is the case with bandwidth remedy payments, these payments and receipts will ultimately be paid by Utility operating company customers to other Utility operating company customers.

In December 2011, Entergy filed with the FERC its compliance filing that provides the payments and receipts among the Utility operating companies pursuant to the FERC's October 2011 order. The filing shows the following payments/receipts among the Utility operating companies (in millions):

	Payments or (Receipts)
Entergy Arkansas	$156
Entergy Gulf States Louisiana	$(75)
Entergy Louisiana	$ –
Entergy Mississippi	$(33)
Entergy New Orleans	$ (5)
Entergy Texas	$(43)

Entergy Arkansas made its payment in January 2012. In February 2012, Entergy Arkansas filed for an interim adjustment to its production cost allocation rider requesting that the $156 million payment be collected from customers over the 22-month period from March 2012 through December 2013. On February 27, 2012, the APSC staff responded to Entergy Arkansas's filing and requested that the APSC: 1) determine whether Entergy Arkansas must make a request separate from the production cost allocation rider to ask for recovery of the payment and 2) find that Arkansas law does not allow retroactive ratemaking and not permit recovery of the payment from customers through the production cost allocation rider. In the alternative the APSC staff requested that the APSC determine that an interim production cost allocation rider rate does not become effective without an APSC order.

The LPSC and the APSC have requested rehearing of the FERC's October 2011 order. The APSC, LPSC, the PUCT, and other parties intervened in the December 2011 compliance filing proceeding, and the APSC and the LPSC also filed protests.

CALENDAR YEAR 2011 PRODUCTION COSTS

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2011 production costs were recorded in December 2011,

based on certain year-to-date information. The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2012 (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 37
Entergy Gulf States Louisiana	$ –
Entergy Louisiana	$(37)
Entergy Mississippi	$ –
Entergy New Orleans	$ –
Entergy Texas	$ –

The actual payments/receipts for 2012, based on calendar year 2011 production costs, will not be calculated until the Utility operating companies' FERC Form 1s have been filed. Once the calculation is completed, it will be filed at the FERC. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

2011 Rate Filing Based on Calendar Year 2010 Production Costs

In May 2011, Entergy filed with the FERC the 2011 rates in accordance with the FERC's orders in the System Agreement proceeding. The filing shows the following payments/receipts among the Utility operating companies for 2011, based on calendar year 2010 production costs, commencing for service in June 2011, are necessary to achieve rough production cost equalization under the FERC's orders (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 77
Entergy Gulf States Louisiana	$(12)
Entergy Louisiana	$ –
Entergy Mississippi	$(40)
Entergy New Orleans	$(25)
Entergy Texas	$ –

Several parties intervened in the proceeding at the FERC, including the LPSC, which filed a protest as well. In July 2011, the FERC accepted Entergy's proposed rates for filing, effective June 1, 2011, subject to refund, set the proceeding for hearing procedures, and then held those procedures in abeyance pending FERC decisions in the prior production cost proceedings currently before the FERC on review.

Prior Years' Rough Production Cost Equalization Rates

Each May since 2007 Entergy has filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. These filings show the following payments/receipts among the Utility operating companies are necessary to achieve rough production cost equalization as defined by the FERC's orders (in millions):

	2007 Payments or (Receipts) Based on 2006 Costs	2008 Payments or (Receipts) Based on 2007 Costs	2009 Payments or (Receipts) Based on 2008 Costs	2010 Payments or (Receipts) Based on 2009 Costs
Entergy Arkansas	$ 252	$ 252	$ 390	$ 41
Entergy Gulf States Louisiana	$(120)	$(124)	$(107)	$ –
Entergy Louisiana	$ (91)	$ (36)	$(140)	$(22)
Entergy Mississippi	$ (11)	$ (20)	$ (24)	$(19)
Entergy New Orleans	$	$ (7)	$ –	$ –
Entergy Texas	$ (30)	$ (65)	$(119)	$ –

The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas. Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers, subject to specific circumstances that have caused trapped costs. See "Fuel and purchased power cost recovery, Entergy Texas," above for discussion of a PUCT decision that resulted in $18.6 million of trapped costs between Entergy's Texas and Louisiana jurisdictions. See "2007 Rate Filing Based on Calendar Year 2006 Production Costs" below for a discussion of a FERC decision that could result in $14.5 million of trapped costs at Entergy Arkansas.

Based on the FERC's April 27, 2007 order on rehearing that is discussed above, in the second quarter 2007 Entergy Arkansas recorded accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy based on calendar year 2006 production costs. Entergy Arkansas recorded a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The companies have followed this same accounting practice each year since then. The regulatory asset and liabilities are shown as "System Agreement cost equalization" on the respective balance sheets.

2007 Rate Filing Based on Calendar Year 2006 Production Costs

Several parties intervened in the 2007 rate proceeding at the FERC, including the APSC, the MPSC, the Council, and the LPSC, which have also filed protests. The PUCT also intervened. Intervenor testimony was filed in which the intervenors and also the FERC Staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for nuclear facilities. The effect of the various positions would be to reallocate costs among the Utility operating companies. The Utility operating companies filed rebuttal testimony explaining why the bandwidth payments are properly recoverable under the AmerenUE contract, and explaining why the positions of FERC Staff and intervenors on the other issues should be rejected. A hearing in this proceeding concluded in July 2008, and the ALJ issued an initial decision in September 2008. The ALJ's initial decision concluded, among other things, that: (1) the decisions to not exercise Entergy Arkansas's option to purchase the Independence plant in 1996 and 1997 were prudent; (2) Entergy Arkansas properly flowed a portion of the bandwidth payments through to AmerenUE in accordance with the wholesale power contract; and (3) the level of nuclear depreciation and decommissioning expense reflected in the bandwidth calculation should be calculated based on NRC-authorized license life, rather than the nuclear depreciation and decommissioning expense authorized by the retail regulators for purposes of retail ratemaking. Following briefing by the parties, the matter was submitted to the FERC for decision. On January 11, 2010, the FERC issued its decision both affirming and overturning certain of the ALJ's rulings, including overturning the decision on nuclear depreciation and decommissioning expense. The FERC's conclusion related to the AmerenUE contract does not permit Entergy Arkansas to recover a portion of its bandwidth payment from AmerenUE. The Utility operating companies requested rehearing of that portion of the decision and requested clarification on certain other portions of the decision.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

AmerenUE argued that its current wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas's bandwidth payment. According to AmerenUE, Entergy Arkansas has sought to collect from AmerenUE approximately $14.5 million of the 2007 Entergy Arkansas bandwidth payment. The AmerenUE contract expired in August 2009. In April 2008, AmerenUE filed a complaint with the FERC seeking refunds of this amount, plus interest, in the event the FERC ultimately determines that bandwidth payments are not properly recovered under the AmerenUE contract. In response to the FERC's decision discussed in the previous paragraph, Entergy Arkansas recorded a regulatory provision in the fourth quarter 2009 for a potential refund to AmerenUE.

2008 Rate Filing Based on Calendar Year 2007 Production Costs

Several parties intervened in the 2008 rate proceeding at the FERC, including the APSC, the LPSC, and AmerenUE, which have also filed protests. Several other parties, including the MPSC and the City Council, have intervened in the proceeding without filing a protest. In direct testimony filed on January 9, 2009, certain intervenors and also the FERC staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for the nuclear and fossil-fueled generating facilities. The effect of these various positions would be to reallocate costs among the Utility operating companies. In addition, three issues were raised alleging imprudence by the Utility operating companies, including whether the Utility operating companies had properly reflected generating units' minimum operating levels for purposes of making unit commitment and dispatch decisions, whether Entergy Arkansas's sales to third parties from its retained share of the Grand Gulf nuclear facility were reasonable, prudent, and non-discriminatory, and whether Entergy Louisiana's long-term Evangeline gas purchase contract was prudent and reasonable.

The parties reached a partial settlement agreement of certain of the issues initially raised in this proceeding. The partial settlement agreement was conditioned on the FERC accepting the agreement without modification or condition, which the FERC did on August 24, 2009. A hearing on the remaining issues in the proceeding was completed in June 2009, and in September 2009 the ALJ issued an initial decision. The initial decision affirms Entergy's position in the filing, except for two issues that may result in a reallocation of costs among the Utility operating companies. In October 2011 the FERC issued an order on the ALJ's initial decision. The FERC's order resulted in a minor reallocation of payments/receipts among the Utility operating companies on one issue in the 2008 rate filing. Entergy made a compliance filing in December 2011 showing the updated payment/receipt amounts. The LPSC filed a protest in response to the compliance filing.

2009 Rate Filing Based on Calendar Year 2008 Production Costs

Several parties intervened in the 2009 rate proceeding at the FERC, including the LPSC and Ameren, which have also filed protests. In July 2009 the FERC accepted Entergy's proposed rates for filing, effective June 1, 2009, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures were terminated and a hearing before the ALJ was held in April 2010. In August 2010 the ALJ issued an initial decision. The initial decision substantially affirms Entergy's position in the filing, except for one issue that may result in some reallocation of costs among the Utility operating companies. The LPSC, the FERC trial staff, and Entergy have submitted briefs on exceptions in the proceeding.

2010 Rate Filing Based on Calendar Year 2009 Production Costs

In May 2010, Entergy filed with the FERC the 2010 rates in accordance with the FERC's orders in the System Agreement proceeding, and supplemented the filing in September 2010. Several parties intervened in the proceeding at the FERC, including the LPSC and the City Council, which have also filed protests. In July 2010 the FERC accepted Entergy's proposed rates for filing, effective June 1, 2010, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures have been terminated, and the ALJ scheduled hearings to begin in March 2011. Subsequently, in January 2011 the ALJ issued an order directing the parties and FERC Staff to show cause why this proceeding should not be stayed pending the issuance of FERC decisions in the prior production cost proceedings currently before the FERC on review. In March 2011 the ALJ issued an order placing this proceeding in abeyance.

INTERRUPTIBLE LOAD PROCEEDING

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directed Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directed the Utility operating companies to make refunds for the period May 1995 through July 1996. In November 2007 the Utility operating companies filed a refund report describing the refunds to be issued pursuant to the FERC's orders. The LPSC filed a protest to the refund report in December 2007, and the Utility operating companies filed an answer to the protest in January 2008. The refunds were made in October 2008 by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund under the decision. The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. Because of its refund obligation to its customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds. The refunds were made in the fourth quarter 2009.

Following the filing of petitioners' initial briefs, the FERC filed a motion requesting the D.C. Circuit hold the appeal of the FERC's decisions ordering refunds in the interruptible load proceeding in abeyance and remand the record to the FERC. The D.C. Circuit granted the FERC's unopposed motion in June 2009. In December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. In August 2010 the FERC issued an order stating that it has the authority and refunds are appropriate. The APSC, MPSC, and Entergy requested rehearing of the FERC's decision. In June 2011 the FERC issued an order granting rehearing in part and denying rehearing in part, in

which the FERC determined to invoke its discretion to deny refunds. The FERC held that in this case where "the Entergy system as a whole collected the proper level of revenue, but, as was later established, incorrectly allocated peak load responsibility among the various Entergy operating companies...the Commission will apply here our usual practice in such cases, invoking our equitable discretion to not order refunds, notwithstanding our authority to do so." The LPSC has requested rehearing of the FERC's June 2011 decision. On October 6, 2011 the FERC issued an "Order Establishing Paper Hearing" inviting parties that oppose refunds to file briefs within 30 days addressing the LPSC's argument that FERC precedent supports refunds under the circumstances present in this proceeding. Parties that favor refunds were then invited to file reply briefs within 21 days of the date that the initial briefs are due. Briefs were submitted and the matter is pending.

In September 2010 the FERC had issued an order setting the refund report filed in the proceeding in November 2007 for hearing and settlement judge procedures. In May 2011, Entergy filed a settlement agreement that resolved all issues relating to the refund report set for hearing. In June 2011 the settlement judge certified the settlement as uncontested and the settlement agreement is currently pending before the FERC. In July 2011, Entergy filed an amended/corrected refund report and a motion to defer action on the settlement agreement until after the FERC rules on the LPSC's rehearing request regarding the June 2011 decision denying refunds.

Prior to the FERC's June 2011 order on rehearing, Entergy Arkansas filed an application in November 2010 with the APSC for recovery of the refund that it paid. The APSC denied Entergy Arkansas's application, and also denied Entergy Arkansas's petition for rehearing. If the FERC were to order Entergy Arkansas to pay refunds on rehearing in the interruptible load proceeding the APSC's decision would trap FERC-approved costs at Entergy Arkansas with no regulatory-approved mechanism to recover them. In August 2011, Entergy Arkansas filed a complaint in the United States District Court for the Eastern District of Arkansas asking for a declaratory judgment. In the complaint Entergy Arkansas asks the court to declare that the rejection of Entergy Arkansas's application by the APSC is preempted by the Federal Power Act. The APSC filed a motion to dismiss the complaint. A trial in the proceeding is scheduled for July 2012.

Entergy Arkansas Opportunity Sales Proceeding

In June 2009, the LPSC filed a complaint requesting that the FERC determine that certain of Entergy Arkansas's sales of electric energy to third parties: (a) violated the provisions of the System Agreement that allocate the energy generated by Entergy System resources, (b) imprudently denied the Entergy System and its ultimate consumers the benefits of low-cost Entergy System generating capacity, and (c) violated the provision of the System Agreement that prohibits sales to third parties by individual companies absent an offer of a right-of-first-refusal to other Utility operating companies. The LPSC's complaint challenges sales made beginning in 2002 and requests refunds. On July 20, 2009, the Utility operating companies filed a response to the complaint requesting that the FERC dismiss the complaint on the merits without hearing because the LPSC has failed to meet its burden of showing any violation of the System Agreement and failed to produce any evidence of imprudent action by the Entergy System. In their response, the Utility operating companies explained that the System Agreement clearly contemplates that the Utility operating companies may make sales to third parties for their own account, subject to the requirement that those sales be included in the load (or load shape) for the applicable Utility operating company. The response further explains that the FERC already has determined that Entergy Arkansas's short-term wholesale sales did not trigger the "right-of-first-refusal" provision of the System Agreement. While the D.C. Circuit recently determined that the "right-of-first-refusal" issue was not properly before the FERC at the time of its earlier decision on the issue, the LPSC has raised no additional claims or facts that would warrant the FERC reaching a different conclusion. On December 7, 2009, the FERC issued an order setting the matter for hearing and settlement procedures.

The LPSC filed direct testimony in the proceeding alleging, among other things, (1) that Entergy violated the System Agreement by permitting Entergy Arkansas to make non-requirements sales to non-affiliated third parties rather than making such energy available to the other Utility operating companies' customers; and (2) that over the period 2000 - 2009, these non-requirements sales caused harm to the Utility operating companies' customers of $144 million and these customers should be compensated for this harm by Entergy. In subsequent testimony, the LPSC modified its original damages claim in favor of quantifying damages by re-running intra-system bills, which has not occurred. The Utility operating companies believe the LPSC's allegations are without merit. A hearing in the matter was held in August 2010.

In December 2010 the ALJ issued an initial decision. The ALJ found that the System Agreement allowed for Entergy Arkansas to make the sales to third parties but concluded that the sales should be accounted for in the same manner as joint account sales. The ALJ concluded that "shareholders" should make refunds of the damages to the Utility operating companies, along with interest. Entergy Corporation, or an Entergy Corporation subsidiary, is the shareholder of each of the Utility operating companies. Entergy disagrees with several aspects of the ALJ's initial decision and in January 2011 filed with the FERC exceptions to the decision. FERC consideration of the initial decision is pending. Entergy is unable to estimate the potential damages in this matter because certain aspects of how the refunds would be calculated require clarification by the FERC.

Storm Cost Recovery Filings with Retail Regulators

ENTERGY ARKANSAS

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010 the APSC issued a financing order authorizing the issuance of approximately $126.3 million in storm cost recovery bonds, which includes carrying costs of $11.5 million and $4.6 million of up-front financing costs. See Note 5 to the financial statements for a discussion of the August 2010 issuance of the securitization bonds.

ENTERGY GULF STATES LOUISIANA AND ENTERGY LOUISIANA

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to Entergy's service territory. Entergy Gulf States Louisiana and Entergy Louisiana filed their Hurricane Gustav and Hurricane Ike storm cost recovery case with the LPSC in May 2009. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). Entergy Gulf States Louisiana's and Entergy Louisiana's Hurricane Katrina and Hurricane Rita storm costs were financed primarily by Act 55 financings, as discussed below. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and Act 55 financing savings to customers via a Storm Cost Offset rider.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In December 2009, Entergy Gulf States Louisiana and Entergy Louisiana entered into a stipulation agreement with the LPSC Staff that provides for total recoverable costs of approximately $234 million for Entergy Gulf States Louisiana and $394 million for Entergy Louisiana, including carrying costs. Under this stipulation, Entergy Gulf States Louisiana agrees not to recover $4.4 million and Entergy Louisiana agrees not to recover $7.2 million of their storm restoration spending. The stipulation also permits replenishing Entergy Gulf States Louisiana's storm reserve in the amount of $90 million and Entergy Louisiana's storm reserve in the amount of $200 million when the Act 55 financings are accomplished. In March and April 2010, Entergy Gulf States Louisiana, Entergy Louisiana, and other parties to the proceeding filed with the LPSC an uncontested stipulated settlement that includes these terms and also includes Entergy Gulf States Louisiana's and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $15.5 million and $27.75 million of customer benefits, respectively, through prospective annual rate reductions of $3.1 million and $5.55 million for five years. A stipulation hearing was held before the ALJ on April 13, 2010. On April 21, 2010, the LPSC approved the settlement and subsequently issued two financing orders and one ratemaking order intended to facilitate the implementation of the Act 55 financings. In June 2010 the Louisiana State Bond Commission approved the Act 55 financings.

In July 2010 the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana used $262.4 million to acquire 2,624,297.11 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In July 2010 the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana used $150.3 million to acquire 1,502,643.04 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy Gulf States Louisiana and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agents for the state.

Hurricane Katrina and Hurricane Rita

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses.

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

In July 2008 the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests

include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In August 2008 the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agent for the state.

ENTERGY NEW ORLEANS

In December 2005 the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included Community Development Block Grant (CDBG) funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007 the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan. Entergy New Orleans received $180.8 million of CDBG funds in 2007 and $19.2 million in 2010.

In October 2006, the City Council approved a rate filing settlement agreement that, among other things, authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider that began in March 2007. These storm reserve funds will be held in a restricted escrow account.

ENTERGY TEXAS

Entergy Texas filed an application in April 2009 seeking a determination that $577.5 million of Hurricane Ike and Hurricane Gustav restoration costs are recoverable, including estimated costs for work to be completed. On August 5, 2009, Entergy Texas submitted to the ALJ an unopposed settlement agreement intended to resolve all issues in the storm cost recovery case. Under the terms of the agreement $566.4 million, plus carrying costs, are eligible for recovery. Insurance proceeds will be credited as an offset to the securitized amount. Of the $11.1 million difference between Entergy Texas's request and the amount agreed to, which is part of the black box agreement and not directly attributable to any specific individual issues raised, $6.8 million is operation and maintenance expense for which Entergy Texas recorded a charge in the second quarter 2009. The remaining $4.3 million was recorded as utility plant. The PUCT approved the settlement in August 2009, and in September 2009 the PUCT approved recovery of the costs, plus carrying costs, by securitization. See Note 5 to the financial statements for a discussion of the November 2009 issuance of the securitization bonds.

New Nuclear Generation Development Costs

Pursuant to the Mississippi Baseload Act and the Mississippi Public Utilities Act, Entergy Mississippi is developing a project option for new nuclear generation at Grand Gulf Nuclear Station. This project is in the early stages, and several issues remain to be addressed over time before significant additional capital would be committed to this project. In 2010, Entergy Mississippi paid for and has recognized on its books $49 million in costs associated with the development of new nuclear generation at Grand Gulf; these costs previously had been recorded on the books of Entergy New Nuclear Utility Development, LLC, a System Energy subsidiary. In October 2010, Entergy Mississippi filed an application with the MPSC requesting that the MPSC determine that it is in the public interest to preserve the option to construct new nuclear generation at Grand Gulf and that the MPSC approve the deferral of Entergy Mississippi's costs incurred to date and in the future related to this project, including the accrual of AFUDC or similar carrying charges. In October 2011, Entergy Mississippi and the Mississippi Public Utilities Staff filed with the MPSC a joint stipulation. The stipulation states that there should be a deferral of the $57 million of costs incurred through September 2011 in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf. The costs shall be treated as a regulatory asset until the proceeding is resolved. The Mississippi Public Utilities Staff and Entergy Mississippi also agree that the MPSC should conduct a hearing during 2012 to consider the relief requested by Entergy Mississippi in its application, including evidence regarding whether costs incurred in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf were prudently incurred and are otherwise allowable. The Mississippi Public Utilities Staff and Entergy Mississippi further agree that such prudently incurred costs shall be recoverable in a manner to be determined by the MPSC. In the Stipulation, the Mississippi Public Utilities Staff and Entergy Mississippi agree that the development of a nuclear unit project option is consistent with the Mississippi Baseload Act. The Mississippi Public Utilities Staff and Entergy Mississippi further agree that the deferral of costs incurred in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf also is consistent with the Mississippi Baseload Act. Entergy Mississippi will not accrue carrying charges or continue to accrue AFUDC on the costs, pending the outcome of the proceeding. The MPSC approved the stipulation in November 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 3. INCOME TAXES

Income tax expenses from continuing operations for 2011, 2010, and 2009 for Entergy Corporation and Subsidiaries consist of the following (in thousands):

	2011	2010	2009
Current:			
Federal	$ 452,713	$ 145,161	$ (433,105)
Foreign	130	131	154
State	152,711	19,313	(108,552)
Total	605,554	164,605	(541,503)
Deferred and non-current - net	(311,708)	468,698	1,191,418
Investment tax credit adjustments - net	(7,583)	(16,064)	(17,175)
Income tax expense from continuing operations	**$286,263**	**$617,239**	**$ 632,740**

Total income taxes for Entergy Corporation and Subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2011, 2010, and 2009 are (in thousands):

	2011	2010	2009
Net income attributable to Entergy Corporation	$1,346,439	$1,250,242	$1,231,092
Preferred dividend requirements of subsidiaries	20,933	20,063	19,958
Consolidated net income	1,367,372	1,270,305	1,251,050
Income taxes	286,263	617,239	632,740
Income before income taxes	$1,653,635	$1,887,544	$1,883,790
Computed at statutory rate (35%)	$ 578,772	$ 660,640	$ 659,327
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	93,940	40,530	65,241
Regulatory differences - utility plant items	39,970	31,473	57,383
Equity component of AFUDC	(30,184)	(16,542)	(17,741)
Amortization of investment tax credits	(14,962)	(15,980)	(16,745)
Net-of-tax regulatory liability[(a)]	65,357	–	–
Deferred tax reversal on PPA settlement[(a)]	(421,819)	–	–
Write-off of reorganization costs	–	(19,974)	–
Tax law change-Medicare Part D	–	13,616	–
Decommissioning trust fund basis	–	–	(7,917)
Capital gains (losses)	–	–	(28,051)
Flow-through/permanent differences	(17,848)	(26,370)	(31,745)
Provision for uncertain tax positions	2,698	(43,115)	(17,435)
Valuation allowance	–	–	(40,795)
Other - net	(9,661)	(7,039)	11,218
Total income taxes as reported	**$ 286,263**	**$ 617,239**	**$632,740**
Effective income tax rate	17.3%	32.7%	33.6%

(a) See "Income Tax Audits - 2006-2007 Audit" below for discussion of these items.

Significant components of accumulated deferred income taxes and taxes accrued for Entergy Corporation and Subsidiaries as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred tax liabilities:		
Plant basis differences - net	$ (7,349,990)	$ (6,572,627)
Regulatory assets for income taxes - net	(430,807)	(449,266)
Power purchase agreements	(17,138)	(265,429)
Nuclear decommissioning trusts	(553,558)	(439,481)
Other	(686,006)	(679,302)
Total	(9,037,499)	(8,406,105)
Deferred tax assets:		
Accumulated deferred investment tax credit	108,338	111,170
Pension and other post-employment benefits	315,134	161,730
Nuclear decommissioning liabilities	612,945	285,889
Sale and leaseback	217,430	256,157
Provision for regulatory adjustments	97,607	100,504
Provision for contingencies	28,504	28,554
Unbilled/deferred revenues	12,217	18,642
Customer deposits	14,825	15,724
Net operating loss carryforwards	253,518	123,710
Capital losses	12,995	56,602
Other	96,676	19,009
Valuation allowance	(85,615)	(70,089)
Total	1,684,574	1,107,602
Noncurrent accrued taxes (including unrecognized tax benefits)	$ (814,597)	$ (1,261,455)
Accumulated deferred income taxes accrued	**$(8,167,522)**	**$(8,559,958)**

Entergy's estimated tax attribute carryovers and their expiration dates as of December 31, 2011 are as follows:

Carryover Description	Carryover Amount	Year(s) of expiration
Federal net operating losses	$ 9 billion	2023 - 2031
State net operating losses	$ 8 billion	2012 - 2031
State capital losses	$162 million	2013 - 2015
Federal minimum tax credits	$ 79 million	never
Other federal and state credits	$ 80 million	2012 - 2031

As a result of the accounting for uncertain tax positions, the amount of the deferred tax assets reflected in the financial statements is less than the amount of the tax effect of the federal and state net operating loss carryovers, tax credit carryovers, and other tax attributes reflected on income tax returns.

Because it is more likely than not that the benefit from certain state net operating and capital loss carryovers will not be utilized, a valuation allowance of $66 million and $13 million has been provided on the deferred tax assets relating to these state net operating and capital loss carryovers, respectively.

Unrecognized Tax Benefits

Accounting standards establish a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. A reconciliation of Entergy's

beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2011	2010	2009
Gross balance at January 1	$ 4,949,788	$ 4,050,491	$ 1,825,447
Additions based on tax positions related to the current year	211,966	480,843	2,286,759
Additions for tax positions of prior years	332,744	871,682	697,615
Reductions for tax positions of prior years	(259,895)	(438,460)	(372,862)
Settlements	(841,528)	(10,462)	(385,321)
Lapse of statute of limitations	(5,295)	(4,306)	(1,147)
Gross balance at December 31	4,387,780	4,949,788	4,050,491
Offsets to gross unrecognized tax benefits:			
Credit and loss carryovers	(3,212,397)	(3,771,301)	(3,349,589)
Cash paid to taxing authorities	(363,266)	(373,000)	(373,000)
Unrecognized tax benefits net of unused tax attributes and payments[1]	$ 812,117	$ 805,487	$ 327,902

(1) Potential tax liability above what is payable on tax returns

The balances of unrecognized tax benefits include $521 million, $605 million, and $522 million as of December 31, 2011, 2010, and 2009, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $3.867 billion, $4.345 billion, and $3.528 billion as of December 31, 2011, 2010, and 2009, respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Entergy has made deposits with the IRS against its potential liabilities arising from audit adjustments and settlements related to its uncertain tax positions. Deposits are expected to be made to the IRS as the cash tax benefits of uncertain tax positions are realized. As of December 31, 2011, Entergy has deposits of $363 million on account with the IRS to cover its uncertain tax positions.

Entergy accrues interest expense, if any, related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2011, 2010, and 2009 accrued balance for the possible payment of interest is approximately $99 million, $45 million, and $48 million, respectively.

Income Tax Litigation

In October 2010 the United States Tax Court entered a decision in favor of Entergy for tax years 1997 and 1998. The issues decided by the Tax Court are as follows:

- The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity.
- The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions.

The IRS did not appeal street lighting depreciation, and that matter is considered final. The IRS filed an appeal of the U.K. Windfall Tax decision, however, with the United States Court of Appeals for the Fifth Circuit in December 2010. Oral arguments were heard in November 2011, and a decision is pending.

Concurrent with the Tax Court's issuance of a favorable decision regarding the above issues, the Tax Court issued a favorable decision in a separate proceeding, PPL Corp. v. Commissioner, regarding the creditability of the U.K. Windfall Tax. The IRS appealed the PPL decision to the United States Court of Appeals for the Third Circuit. In December 2011, the Third Circuit reversed the Tax Court's holding in PPL Corp. v. Commissioner, stating that the U.K. tax was not eligible for the foreign tax credit. Entergy is awaiting a decision in its proceeding before the Fifth Circuit Court of Appeals. Although Entergy believes that the Third Circuit opinion is incorrect, its decision constitutes adverse, although not controlling authority. After considering the Third Circuit decision, in the fourth quarter 2011, Entergy revised its provision for uncertain tax positions associated with this issue.

The total tax included in IRS Notices of Deficiency relating to the U.K. Windfall Tax credit issue is $82 million. The total tax and interest associated with this issue for all years is approximately $239 million. This assumes that Entergy would utilize a portion of its cash deposits discussed in "Unrecognized tax benefits" above to offset underpayment interest.

In February 2008 the IRS issued a Statutory Notice of Deficiency for the year 2000. The deficiency resulted from a disallowance of the same two 1997-1998 issues discussed above as well as one additional issue. That issue is depreciation deductions that resulted from Entergy's purchase price allocations on its acquisitions of its non-utility nuclear plants. Entergy filed a Tax Court petition in May 2008 challenging the three issues in dispute. In June 2010 a trial on these issues was held in Washington, D.C. In February 2011 a joint stipulation of settled issues was filed addressing the depreciation issue in the Tax Court case. As a result, the IRS agreed that Entergy was entitled to allocate all of the cash consideration to plant and equipment rather than to nuclear decommissioning trusts thereby entitling Entergy to its claimed depreciation.

Income Tax Audits

Entergy and its subsidiaries file U.S. federal and various state and foreign income tax returns. Other than the matters discussed in the Income Tax Litigation section above, the IRS's and substantially all state taxing authorities' examinations are completed for years before 2004.

2002-2003 IRS Audit

In September 2009, Entergy entered into a partial agreement with the IRS for the years 2002 and 2003. It is a partial agreement because Entergy did not agree to the IRS's disallowance of foreign tax credits for the U.K. Windfall Tax and the street lighting depreciation issues as they relate to 2002. As discussed above, the IRS did not appeal the Tax Court ruling on the street lighting depreciation. Therefore, the U.K. Windfall tax credit issue will be governed by the decision by the Fifth Circuit Court of Appeals for the tax years 1997 and 1998.

2004-2005 IRS Audit

The IRS issued its 2004-2005 Revenue Agent's Report (RAR) in May 2009.

In June 2009, Entergy filed a formal protest with the IRS Appeals Division indicating disagreement with certain issues contained in the 2004-2005 RAR. The major issues in dispute are:

- Depreciation of street lighting assets (Because the IRS did not appeal the Tax Court's 2010 decision on this issue, it will be fully allowed in the final Appeals Division calculations for this audit).
- Qualified research expenditures for purposes of the research credit.
- Inclusion of nuclear decommissioning liabilities in cost of goods sold.

The initial IRS appeals conference to discuss these disputed issues occurred in September 2010. Negotiations are ongoing.

2006-2007 IRS Audit

The IRS issued its 2006-2007 RAR in October 2011. In connection with the 2006-2007 IRS audit and resulting RAR, Entergy resolved the significant issues discussed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In August 2011, Entergy entered into a settlement agreement with the IRS relating to the mark-to-market income tax treatment of various wholesale electric power purchase and sale agreements, including Entergy Louisiana's contract to purchase electricity from the Vidalia hydroelectric facility. See Note 8 to the financial statements for further details regarding this contract and a previous LPSC-approved settlement regarding sharing of tax benefits from the tax treatment of the contract.

With respect to income tax accounting for wholesale electric power purchase agreements, Entergy recognized income for tax purposes of approximately $1.5 billion, which represents a reversal of previously deducted temporary differences on which deferred taxes had been provided. Also in connection with this settlement, Entergy recognized a gain for income tax purposes of approximately $1.03 billion on the formation of a wholly-owned subsidiary in 2005 with a corresponding step-up in the tax basis of depreciable assets resulting in additional tax depreciation at Entergy Louisiana. Because Entergy Louisiana is entitled to deduct additional tax depreciation of $1.03 billion in the future, Entergy Louisiana recorded a deferred tax asset for this additional tax basis. The tax expense associated with the gain is offset by recording the deferred tax asset and by utilization of net operating losses. With the recording of the deferred tax asset, there was a corresponding increase to Entergy Louisiana's member's equity account. The agreement with the IRS effectively settled the tax treatment of various wholesale electric power purchase and sale agreements, resulting in the reversal in third quarter 2011 of approximately $422 million of deferred tax liabilities and liabilities for uncertain tax positions at Entergy Louisiana, with a corresponding reduction in income tax expense. Under the terms of an LPSC-approved final settlement, Entergy Louisiana will share over a 15-year period a portion of the benefits of the settlement with its customers, and recorded a $199 million regulatory charge and a corresponding net-of-tax regulatory liability to reflect this obligation.

After consideration of the taxable income recognition and the additional depreciation deductions provided for in the settlement, Entergy's net operating loss carryover was reduced by approximately $2.5 billion.

Other Tax Matters

Entergy regularly negotiates with the IRS to achieve settlements. The results of all pending litigations and audit issues could result in significant changes to the amounts of unrecognized tax benefits, as discussed above.

When Entergy Louisiana, Inc. restructured effective December 31, 2005, Entergy Louisiana agreed, under the terms of the merger plan, to indemnify its parent, Entergy Louisiana Holdings, Inc. (formerly, Entergy Louisiana, Inc.) for certain tax obligations that arose from the 2002-2003 IRS partial agreement. Because the agreement with the IRS was settled in the fourth quarter 2009, Entergy Louisiana paid Entergy Louisiana Holdings approximately $289 million pursuant to these intercompany obligations in the fourth quarter 2009.

On November 20, 2009, Entergy Corporation and subsidiaries amended the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement such that Entergy Corporation shall be treated, under all provisions of such Agreement, in a manner that is identical to the treatment afforded all subsidiaries, direct or indirect, of Entergy Corporation.

In the fourth quarter 2009, Entergy filed Applications for Change in Method of Accounting with the IRS for certain costs under Section 263A of the Internal Revenue Code. In the Applications, Entergy proposed to treat the nuclear decommissioning liability associated with the operation of its nuclear power plants as a production cost properly includable in cost of goods sold. The effect of this change for Entergy was a $5.7 billion reduction in 2009 taxable income within the Entergy Wholesale Commodities segment.

In March 2010, Entergy filed an Application for Change in Accounting Method with the IRS. In the application Entergy proposed to change the definition of unit of property for its generation assets to determine the appropriate characterization of costs associated with such units as capital or repair under the Internal Revenue Code and related Treasury Regulations. The effect of this change was an approximate $1.3 billion reduction in 2010 taxable income for Entergy, including reductions of $292 million for Entergy Arkansas, $132 million for Entergy Gulf States Louisiana, $185 million for Entergy Louisiana, $48 million for Entergy Mississippi, $45 million for Entergy Texas, $13 million for Entergy New Orleans, and $180 million for System Energy.

During the second quarter 2011, Entergy filed an Application for Change in Accounting Method with the IRS related to the allocation of overhead costs between production and non-production activities. The accounting method affects the amount of overhead that will be capitalized or deducted for tax purposes. The accounting method is expected to be implemented for the 2014 tax year.

NOTE 4. REVOLVING CREDIT FACILITIES, LINES OF CREDIT AND SHORT-TERM BORROWINGS

Entergy Corporation has in place a credit facility that has a borrowing capacity of approximately $3.5 billion and expires in August 2012, which Entergy intends to renew before expiration. Because the facility is now within one year of its expiration date, borrowings outstanding on the facility are classified as currently maturing long-term debt on the balance sheet. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.125% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2011 was 0.745% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2011 (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,451	$1,920	$28	$1,503

Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy Corporation or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2011 as follows (in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[a]	Amount Drawn as of Dec. 31, 2011
Entergy Arkansas	April 2012	$ 78[b]	3.25%	$ –
Entergy Gulf States Louisiana	August 2012	$100[c]	0.71%	$ –
Entergy Louisiana	August 2012	$200[d]	0.67%	$50
Entergy Mississippi	May 2012	$ 35[e]	2.05%	$ –
Entergy Mississippi	May 2012	$ 25[e]	2.05%	$ –
Entergy Mississippi	May 2012	$ 10[e]	2.05%	$ –
Entergy Texas	August 2012	$100[f]	0.77%	$ –

(a) The interest rate is the rate as of December 31, 2011 that would be applied to outstanding borrowings under the facility.
(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under the Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.
(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.
(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.
(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.
(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2011, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

The facility fees on the credit facilities range from 0.09% to 0.15% of the commitment amount.

The short-term borrowings of the Registrant Subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through October 31, 2013. In addition to borrowings from commercial banks, these companies are authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce the Utility subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the FERC-authorized limits. The following are the FERC-authorized limits for short-term borrowings and the outstanding short-term borrowings as of December 31, 2011 (aggregating both money pool and external short-term borrowings) for the Registrant Subsidiaries (in millions):

	Authorized	Borrowings
Entergy Arkansas	$250	$ –
Entergy Gulf States Louisiana	$200	$ –
Entergy Louisiana	$250	$168
Entergy Mississippi	$175	$ 2
Entergy New Orleans	$100	$ –
Entergy Texas	$200	$ –
System Energy	$200	$ –

Variable Interest Entities

See Note 18 to the financial statements for a discussion of the consolidation of the nuclear fuel company variable interest entities (VIE). The variable interest entities have credit facilities and also issue commercial paper to finance the acquisition and ownership of nuclear fuel as follows as of December 31, 2011 (dollars in millions):

Company	Expiration Date	Amount of Facility	Weighted Average Interest Rate on Borrowings[a]	Amount Outstanding as of December 31, 2011
Entergy Arkansas VIE	July 2013	$ 85	2.43%	$35.9
Entergy Gulf States Louisiana VIE	July 2013	$ 85	2.25%	$29.4
Entergy Louisiana VIE	July 2013	$ 90	2.38%	$44.3
System Energy VIE	July 2013	$100	–%	$ –

(a) Includes letter of credit fees and bank fronting fees on commercial paper issuances by the VIEs for Entergy Arkansas, Entergy Louisiana, and System Energy. The VIE for Entergy Gulf States Louisiana does not issue commercial paper, but borrows directly on its bank credit facility.

The amount outstanding on the Entergy Gulf States Louisiana credit facility is included in long-term debt on its balance sheet and the commercial paper outstanding for the other VIEs is classified as a current liability on the respective balance sheets. The commitment fees on the credit facilities are 0.20% of the undrawn commitment amount. Each credit facility requires the respective lessee (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or Entergy Corporation as Guarantor for System Energy) to maintain a consolidated debt ratio of 70% or less of its total capitalization.

The variable interest entities had notes payable that are included in long-term debt on the respective balance sheets as of December 31, 2011 as follows (dollars in millions):

Company	Description	Amount
Entergy Arkansas VIE	9% Series H due June 2013	$30
Entergy Arkansas VIE	5.69% Series I due July 2014	$70
Entergy Arkansas VIE	3.23% Series J due July 2016	$55
Entergy Gulf States Louisiana VIE	5.56% Series N due May 2013	$75
Entergy Gulf States Louisiana VIE	5.41% Series O due July 2012	$60
Entergy Louisiana VIE	5.69% Series E due July 2014	$50
Entergy Louisiana VIE	3.30% Series F due March 2016	$20
System Energy VIE	6.29% Series F due September 2013	$70
System Energy VIE	5.33% Series G due April 2015	$60

In accordance with regulatory treatment, interest on the nuclear fuel company variable interest entities' credit facilities, commercial paper, and long-term notes payable is included as fuel expense.

In February 2012, System Energy VIE issued $50 million of 4.02% Series H notes due February 2017. System Energy used the proceeds to purchase additional nuclear fuel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 5. LONG-TERM DEBT

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2011 and 2010 consisted of (dollars in thousands):

Type of Debt and Maturity	Weighted-Average Interest Rate at December 31, 2011	Interest Rate Ranges at December 31, 2011	2010	Outstanding at December 31, 2011	2010
Mortgage Bonds					
2011 - 2016	4.18%	3.25% - 6.20%	3.6% - 6.2%	$ 865,000	$ 920,000
2017 - 2021	5.40%	3.75% - 7.13%	3.75% - 7.125%	2,435,000	2,160,000
2022 - 2026	5.27%	4.44% - 5.66%	4.44% - 5.66%	1,158,449	1,158,738
2027 - 2036	6.18%	5.65% - 6.40%	5.65% - 6.4%	868,145	868,546
2039 - 2051	6.22%	5.75% - 7.88%	5.75% - 7.875%	905,000	755,000
Governmental Bonds[(a)]					
2011 - 2016	3.67%	2.88% - 5.80%	2.875% - 6.75%	42,795	90,135
2017 - 2021	4.83%	4.60% - 5.00%	4.6% - 5.0%	99,700	99,700
2022 - 2026	5.82%	4.60% - 6.20%	4.6% - 6.2%	415,005	455,005
2027 - 2030	5.00%	5.0%	5.0%	198,680	198,6800
Securitization Bonds					
2013 - 2020	4.05%	2.12% - 5.79%	2.12% - 5.79%	416,899	474,318
2021 - 2023	3.65%	2.04% - 5.93%	2.30% - 5.93%	653,948	457,100
Variable Interest Entities Notes Payable (Note 4)					
2012 - 2016	4.96%	2.25% - 9.00%	2.125% - 9%	519,400	474,200
Entergy Corporation Notes					
due March 2011	n/a	–%	7.06%	–	86,000
due September 2015	n/a	3.625%	3.625%	550,000	550,000
due September 2020	n/a	5.125%	5.125%	450,000	450,000
Note Payable to NYPA	*(b)*	*(b)*	*(b)*	133,363	155,971
5 Year Credit Facility (Note 4)	n/a	0.75%	0.78%	1,920,000	1,632,120
Long-term DOE Obligation[(c)]	–%	–%	–%	181,031	180,919
Waterford 3 Lease Obligation[(d)]	n/a	7.45%	7.45%	188,255	223,802
Grand Gulf Lease Obligation[(d)]	n/a	5.13%	5.13%	178,784	222,280
Bank Credit Facility - Entergy Louisiana	n/a	0.67%	–%	50,000	–
Unamortized Premium and Discount - Net				(9,531)	(10,181)
Other				16,523	14,372
Total Long-Term Debt				**12,236,446**	**11,616,705**
Less Amount Due Within One Year				2,192,733	299,548
Long-Term Debt Excluding Amount Due Within One Year				**$10,043,713**	**$11,317,157**
Fair Value of Long-Term Debt[(e)]				$ 12,176,251	$ 10,988,646

(a) Consists of pollution control revenue bonds and environmental revenue bonds.

(b) These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%.

(c) Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.

(d) See Note 10 for further discussion of the Waterford 3 and Grand Gulf Lease Obligations.

(e) The fair value excludes lease obligations of $188 million at Entergy Louisiana and $179 million at System Energy, long-term DOE obligations of $181 million at Entergy Arkansas, and the note payable to NYPA of $133 million at Entergy, and includes debt due within one year. Fair values are based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads.

The annual long-term debt maturities (excluding lease obligations and long-term DOE obligations) for debt outstanding as of December 31, 2011, for the next five years are as follows (in thousands):

2012	$2,124,679
2013	$ 707,684
2014	$ 135,899
2015	$ 860,566
2016	$ 344,850

In November 2000, Entergy's non-utility nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in Entergy becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA. Under a provision in a letter of credit supporting these notes, if certain of the Utility operating companies or System Energy were to default on other indebtedness, Entergy could be required to post collateral to support the letter of credit.

Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2013. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2012. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2012.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Entergy Corporation Debt Issuance

In January 2012, Entergy Corporation issued $500 million of 4.70% Series senior notes due January 2017. Entergy Corporation used the proceeds to repay borrowings under its $3.5 billion credit facility.

Entergy Louisiana Debt Issuances

On December 14, 2011, Entergy Louisiana issued $750 million of 1.1007% Series first mortgage bonds, due December 31, 2012, to Entergy Corporation. Entergy Louisiana repurchased the bonds at par, plus accrued interest of $161 thousand, on December 22, 2011.

In January 2012, Entergy Louisiana issued $250 million of 1.875% Series first mortgage bonds due December 2014. Entergy Louisiana used the proceeds to repay short-term borrowings under the Entergy System money pool.

Entergy Arkansas Securitization Bonds

In June 2010 the APSC issued a financing order authorizing the issuance of bonds to recover Entergy Arkansas's January 2009 ice storm damage restoration costs, including carrying costs of $11.5 million and $4.6 million of up-front financing costs. In August 2010, Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, issued $124.1 million of storm cost recovery bonds. The bonds have a coupon of 2.30% and an expected maturity date of August 2021. Although the principal amount is not due until the date given above, Entergy Arkansas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $12.2 million for 2012, $12.6 million for 2013, $12.8 million for 2014, $13.2 million for 2015, and $13.4 million for 2016. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding, including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections.

Entergy Louisiana Securitization Bonds – Little Gypsy

In August 2011, the LPSC issued a financing order authorizing the issuance of bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. In September 2011, Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, issued $207.2 million of senior secured investment recovery bonds. The bonds have an interest rate of 2.04% and an expected maturity date of June 2021. Although the principal amount is not due until the date given above, Entergy Louisiana Investment Recovery Funding expects to make principal payments on the bonds over the next five years in the amounts of $25.6 million for 2012, $16.6 million for 2013, $21.9 million for 2014, $20.5 million for 2015, and $21.6 million for 2016. With the proceeds, Entergy Louisiana Investment Recovery Funding purchased from Entergy Louisiana the investment recovery property, which is the right to recover from customers through an investment recovery charge amounts sufficient to service the bonds. In accordance with the financing order, Entergy Louisiana will apply the proceeds it received from the sale of the investment recovery property as a

reimbursement for previously-incurred investment recovery costs. The investment recovery property is reflected as a regulatory asset on the consolidated Entergy Louisiana balance sheet. The creditors of Entergy Louisiana do not have recourse to the assets or revenues of Entergy Louisiana Investment Recovery Funding, including the investment recovery property, and the creditors of Entergy Louisiana Investment Recovery Funding do not have recourse to the assets or revenues of Entergy Louisiana. Entergy Louisiana has no payment obligations to Entergy Louisiana Investment Recovery Funding except to remit investment recovery charge collections.

Entergy Texas Securitization Bonds – Hurricane Rita

In April 2007 the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas's Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company that is now wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds) as follows (in thousands):

Senior Secured Transition Bonds, Series A:	
Tranche A-1 (5.51%) due October 2013	$ 93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	**$329,500**

Although the principal amount of each tranche is not due until the Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $20.8 million for 2012, $21.9 million for 2013, $23.2 million for 2014, $24.6 million for 2015, and $26.0 million for 2016. Of the scheduled principal payments for 2012, $18.5 million are for Tranche A-1 and $2.3 million are for Tranche A-2, and all of the scheduled principal payments for 2013-2016 are for Tranche A-2.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

Entergy Texas Securitization Bonds – Hurricane Ike and Hurricane Gustav

In September 2009 the PUCT authorized the issuance of securitization bonds to recover $566.4 million of Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs, plus carrying costs and transaction costs, offset by insurance proceeds. In November 2009, Entergy Texas Restoration funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds), as follows (in thousands):

Senior Secured Transition Bonds, Series A:	
Tranche A-1 (2.12%) due February 2016	$ 182,500
Tranche A-2 (3.65%) due August 2019	144,800
Tranche A-3 (4.38%) due November 2023	218,600
Total senior secured transition bonds	**$545,900**

Although the principal amount of each tranche is not due until the dates given above, Entergy Texas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $38.6 million for 2012, $39.4 million for 2013, $40.2 million for 2014, $41.2 million for 2015, and $42.6 million for 2016. All of the scheduled principal payments for 2012-2014 are for Tranche A-1, $13.8 million of the scheduled principal payments for 2015 are for Tranche A-1 and $27.4 million are for Tranche A-2, and all of the scheduled principal payments for 2016 are for Tranche A-2.

With the proceeds, Entergy Texas Restoration Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Texas Restoration Funding, including the transition property, and the creditors of Entergy Texas Restoration Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Texas Restoration Funding except to remit transition charge collections.

NOTE 6. PREFERRED EQUITY

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and minority interest for Entergy Corporation subsidiaries as of December 31, 2011 and 2010 are presented below. All series of the Utility preferred stock are redeemable at the option of the related company (dollars in thousands):

	Shares/Units Authorized		Shares/Units Outstanding			
	2011	2010	2011	2010	2011	2010
Entergy Corporation						
Utility:						
Preferred Stock or Preferred Membership Interests without sinking fund:						
Entergy Arkansas, 4.32% - 6.45% Series	3,413,500	3,413,500	3,413,500	3,413,500	$ 116,350	$ 116,350
Entergy Gulf States Louisiana, Series A 8.25%	100,000	100,000	100,000	100,000	10,000	10,000
Entergy Louisiana, 6.95% Series[(a)]	1,000,000	1,000,000	840,000	840,000	84,000	84,000
Entergy Mississippi, 4.36% - 6.25% Series	1,403,807	1,403,807	1,403,807	1,403,807	50,381	50,381
Entergy New Orleans, 4.36% - 5.56% Series	197,798	197,798	197,798	197,798	19,780	19,780
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund	6,115,105	6,115,105	5,955,105	5,955,105	280,511	280,511
Entergy Wholesale Commodities:						
Preferred Stock without sinking fund:						
Entergy Asset Management, 8.95% rate[(b)]	1,000,000	1,000,000	–	305,240	–	29,375
Other	–	–	–	–		852
Total Subsidiaries' Preferred Stock without sinking fund	**7,115,105**	**7,115,105**	**5,955,105**	**6,260,345**	**$280,511**	**$310,738**

(a) In 2007, Entergy Louisiana Holdings, an Entergy subsidiary, purchased 160,000 of these shares from the holders.

(b) Upon the sale of Class B preferred shares in December 2009, Entergy Asset Management had issued and outstanding Class A and Class B preferred shares. On December 20, 2011, Entergy Asset Management purchased all of the outstanding Class B preferred shares from the holder thereof; currently, there are no outstanding Class B preferred shares. On December 20, 2011, Entergy Asset Management purchased all of the outstanding Class A preferred shares (278,905 shares) that were held by a third party; currently, there are 4,759 shares held by an Entergy affiliate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 7. COMMON EQUITY

Common Stock

Common stock and treasury stock shares activity for Entergy for 2011, 2010, and 2009 is as follows:

	2011		2010		2009	
	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares
Beginning Balance, January 1	**254,752,788**	**76,006,920**	**254,752,788**	**65,634,580**	**248,174,087**	**58,815,518**
Equity Unit Transaction	–	–	–	–	6,578,701	–
Repurchases	–	3,475,000	–	11,490,551	–	7,680,000
Issuances:						
Employee Stock-Based Compensation Plans	–	(1,079,008)	–	(1,113,411)	–	(856,390)
Directors' Plan	–	(5,924)	–	(4,800)	–	(4,548)
Ending Balance, December 31	**254,752,788**	**78,396,988**	**254,752,788**	**76,006,920**	**254,752,788**	**65,634,580**

In December 2005, Entergy Corporation sold 10 million equity units with a stated amount of $50 each. An equity unit consisted of (1) a note, initially due February 2011 and initially bearing interest at an annual rate of 5.75%, and (2) a purchase contract that obligated the holder of the equity unit to purchase for $50 between 0.5705 and 0.7074 shares of Entergy Corporation common stock on or before February 17, 2009. Entergy paid the holders quarterly contract adjustment payments of 1.875% per year on the stated amount of $50 per equity unit. Under the terms of the purchase contracts, Entergy attempted to remarket the notes in February 2009 but was unsuccessful, the note holders put the notes to Entergy, Entergy retired the notes, and Entergy issued shares of common stock to settle the purchase contracts.

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), two Equity Ownership Plans of Entergy Corporation and Subsidiaries, the Equity Awards Plan of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

In January 2007, the Board approved a repurchase program that authorized Entergy to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy completed both the $1.5 billion and $500 million programs in the third quarter 2009. In October 2009, the Board granted authority for an additional $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010, the Board granted authority for an additional $500 million share repurchase program. As of December 31, 2011, $350 million remains under the $500 million share repurchase program.

Retained Earnings and Dividend Restrictions

Provisions within the articles of incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred equity. As of December 31, 2011, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had retained earnings unavailable for distribution to Entergy Corporation of $394.9 million and $68.5 million, respectively. Entergy Corporation received dividend payments from subsidiaries totaling $595 million in 2011, $580 million in 2010, and $417 million in 2009.

Comprehensive Income

Accumulated other comprehensive income (loss) is included in the equity section of the balance sheets of Entergy. Accumulated other comprehensive income (loss) in the balance sheets included the following components (in thousands):

	December 31, 2011	December 31, 2010
Cash flow hedges net unrealized gain	$ 177,497	$ 106,258
Pension and other postretirement liabilities	(499,556)	(276,466)
Net unrealized investment gains	150,939	129,685
Foreign currency translation	2,668	2,311
Total	$(168,452)	$ (38,212)

Other comprehensive income and total comprehensive income for years ended December 31, 2011, 2010, and 2009 are presented in Entergy's Statements of Comprehensive Income.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Vidalia Purchased Power Agreement

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $185.6 million in 2011, $216.5 million in 2010, and $204.9 million in 2009. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $172.1 million in 2012, and a total of $2.5 billion for the years 2013 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause.

In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to ten years, beginning in October 2002. In addition, in accordance with an LPSC settlement, Entergy Louisiana credited rates in August 2007 by $11.3 million (including interest) as a result of a settlement with the IRS of the 2001 tax treatment of the Vidalia contract. As discussed in more detail in Note 3 to the financial statements, in August 2011, Entergy agreed to a settlement with the IRS regarding the mark-to-market income tax treatment of various wholesale electric power purchase and sale agreements, including the Vidalia agreement. In October 2011, the LPSC approved a final settlement under which Entergy Louisiana agreed to share the remaining benefits of this tax accounting election by crediting customers an additional $20.235 million per year for 15 years beginning January 2012. Entergy Louisiana recorded a $199 million regulatory charge and a corresponding net-of-tax regulatory liability to reflect this obligation. The provisions of the settlement also provide that the LPSC shall not recognize or use Entergy Louisiana's use of the cash benefits from the tax treatment in setting any of Entergy Louisiana's rates. Therefore, to the extent Entergy Louisiana's use of the proceeds would ordinarily have reduced its rate base, no change in rate base shall be reflected for ratemaking purposes.

Nuclear Insurance

THIRD PARTY LIABILITY INSURANCE

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers (ANI) and provides public liability insurance coverage of $375 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.
2. Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $1.3 billion). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge, which equates to $117.5 million, that may be payable, if needed, at a rate that is currently set at $17.5 million per year per incident per nuclear power reactor.
3. In the event that one or more acts of terrorism cause a nuclear power plant accident, which results in third-party damages – off-site property and environmental damage, off-site bodily injury, and on-site third-party bodily injury (i.e. contractors); the primary level provided by ANI combined with the Secondary Financial Protection would provide $12.6 billion in coverage. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides over $12.2 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

Entergy Arkansas has two licensed reactors and Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (SMEPA) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act). The Entergy Wholesale Commodities segment includes the ownership and operation of six nuclear power reactors and the ownership of the shutdown Indian Point 1 reactor and Big Rock Point facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

PROPERTY INSURANCE

Entergy's nuclear owner/licensee subsidiaries are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurance company that provides property damage coverage, including decontamination and premature decommissioning expense, to the members' nuclear generating plants. Effective April 1, 2011, Entergy was insured against such losses per the following structures:

Utility Plants (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer (per plant) - $750 million per occurrence
- Blanket Layer (shared among the Utility plants) - $350 million per occurrence
- Total limit - $1.6 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/ generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: ANO 1 and 2 share in the primary and excess layers with common policies because the policies are issued on a per site basis.

Entergy Wholesale Commodities Plants (Indian Point, FitzPatrick, Pilgrim, Vermont Yankee, Palisades, and Big Rock Point)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer - $615 million per occurrence
- Total limit - $1.115 billion per occurrence
- Deductibles;
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: The Indian Point Units share in the primary and excess layers with common policies because the policies are issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage.

In addition, Waterford 3, Grand Gulf, and the Entergy Wholesale Commodities plants are also covered under NEIL's Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible period. The following summarizes this coverage effective April 1, 2011:

Waterford 3

- $2.95 million weekly indemnity
- $413 million maximum indemnity
- Deductible: 26 week deductible period

Grand Gulf

- $400,000 weekly indemnity (total for four policies)
- $56 million maximum indemnity (total for four policies)
- Deductible: 26 week deductible period

Indian Point 2, Indian Point 3, and Palisades

- $4.5 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week deductible period

FitzPatrick and Pilgrim

- $4.0 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week deductible period

Vermont Yankee

- $3.5 million weekly indemnity
- $435 million maximum indemnity
- Deductible: 12 week deductible period

Under the property damage and accidental outage insurance programs, all NEIL insured plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. Effective April 1, 2011, the maximum amounts of such possible assessments per occurrence were as follows (in millions):

Utility:	
Entergy Arkansas	$20.1
Entergy Gulf States Louisiana	$16.3
Entergy Louisiana	$19.3
Entergy Mississippi	$0.07
Entergy New Orleans	$0.07
Entergy Texas	N/A
System Energy	$16.3
Entergy Wholesale Commodities	$ –

Potential assessments for the Entergy Wholesale Commodities plants are covered by insurance obtained through NEIL's reinsurers.

Entergy maintains property insurance for its nuclear units in excess of the NRC's minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage of up to $400 million on an Entergy system-wide basis for all operational perils (direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, or explosion) on an "each and every loss" basis; up to $400 million in coverage for certain natural perils (direct physical loss or damage due to earthquake, tsunami, flood, ice storm, and tornado) on an annual aggregate basis; and up to $125 million for certain other natural perils (direct physical loss or damage due to a named windstorm or storm surge)

on an annual aggregate basis. The conventional property insurance program provides up to $50 million in coverage for the Entergy New Orleans gas distribution system on an annual aggregate basis. The coverage is subject to a $20 million self-insured retention per occurrence for operational perils and a $35 million self-insured retention per occurrence for natural perils and for the Entergy New Orleans gas distribution system.

Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. The primary layer consists of a $65 million layer in excess of the self-insured retention and the excess layer consists of a $335 million layer in excess of the $65 million primary layer Both layers are placed on a quota share basis through several insurers. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries, including the owners of the nuclear power plants in the Entergy Wholesale Commodities segment. Entergy also, purchases $300 million in terrorism insurance coverage for its conventional property. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

In addition to the conventional property insurance program, Entergy has purchased additional coverage ($20 million per occurrence) for some of its non-regulated, non-generation assets. This policy serves to buy-down the $20 million deductible and is placed on a scheduled location basis. The applicable deductibles are $100,000 to $250,000, except for properties that are damaged by flooding and properties whose values are greater than $20 million; these properties have a $500,000 deductible.

GAS SYSTEM REBUILD INSURANCE PROCEEDS

Entergy New Orleans received insurance proceeds for future construction expenditures associated with rebuilding its gas system, and the October 2006 City Council resolution approving the settlement of Entergy New Orleans's rate and storm-cost recovery filings requires Entergy New Orleans to record those proceeds in a designated sub-account of other deferred credits until the proceeds are spent on the rebuild project. This other deferred credit is shown as "Gas system rebuild insurance proceeds" on Entergy New Orleans's balance sheet.

Employment and Labor-Related Proceedings

The Registrant Subsidiaries and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees and third parties not selected for open positions. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy and the Registrant Subsidiaries are responding to these suits and proceedings and deny liability to the claimants. Management believes that loss exposure has been and will continue to be handled so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position, results of operation, or cash flows of Entergy or the Utility operating companies.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

Accounting standards require the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of accounting standards related to asset retirement obligations is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by regulatory accounting standards, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under accounting standards. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs recovered in rates (in millions):

December 31,	2011	2010
Entergy Arkansas	$(16.4)	$(24.0)
Entergy Gulf States Louisiana	$(30.3)	$(24.9)
Entergy Louisiana	$(62.6)	$(52.9)
Entergy Mississippi	$ 48.5	$ 46.1
Entergy New Orleans	$ 16.3	$ 15.4
Entergy Texas	$ 4.5	$ 7.3
System Energy	$ 11.8	$ 12.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2011 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2010	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2011
Utility:					
Entergy Arkansas	$ 602.2	$ 38.0	$ –	$ –	$ 640.2
Entergy Gulf States Louisiana	$ 339.9	$ 19.9	$ –	$ –	$ 359.8
Entergy Louisiana	$ 321.2	$ 24.6	$ –	$ –	$ 345.8
Entergy Mississippi	$ 5.4	$ 0.3	$ –	$ –	$ 5.7
Entergy New Orleans	$ 3.4	$ 0.2	$ –	$ (0.7)	$ 2.9
Entergy Texas	$ 3.6	$ 0.3	$ –	$ –	$ 3.9
System Energy	$ 452.8	$ 31.5	$(38.9)	$ –	$ 445.4
Entergy Wholesale Commodities	$1,420.0	$115.6	$(34.1)	$ (8.6)	$1,492.9

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2010 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2009	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2010
Utility:					
Entergy Arkansas	$ 566.4	$ 35.8	$–	$ –	$ 602.2
Entergy Gulf States Louisiana	$ 321.2	$ 18.7	$–	$ –	$ 339.9
Entergy Louisiana	$ 298.2	$ 23.0	$–	$ –	$ 321.2
Entergy Mississippi	$ 5.1	$ 0.3	$–	$ –	$ 5.4
Entergy New Orleans	$ 3.2	$ 0.2	$–	$ –	$ 3.4
Entergy Texas	$ 3.4	$ 0.2	$–	$ –	$ 3.6
System Energy	$ 421.4	$ 31.4	$–	$ –	$ 452.8
Entergy Wholesale Commodities	$1,320.6	$107.6	$–	$(8.2)	$1,420.0

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2011 Entergy updated decommissioning cost estimates for certain nuclear power plants. There were no updates to decommissioning cost estimates for 2010.

In the first quarter 2011, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $38.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter of 2011, Entergy Wholesale Commodities recorded a reduction of $34.1 million in the decommissioning cost liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. The revised cost study resulted in a change in the undiscounted cash flows and a credit to decommissioning expense of $34.1 million ($21 million net-of-tax) was recorded, reflecting the excess of the reduction in the liability over the amount of undepreciated assets.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy subsidiaries executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require the Entergy subsidiaries to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to the Entergy subsidiaries. If the decommissioning liability is retained by NYPA, the Entergy subsidiaries will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy recorded an asset, which is now $521.6 million as of December 31, 2011, representing its estimate of the present value of the difference between the stipulated contract amount for decommissioning the plants less the decommissioning cost estimated in an independent decommissioning cost study. The asset is increased by monthly accretion based on the applicable discount rate necessary to ultimately provide for the estimated future value of the decommissioning contract. The monthly accretion is recorded as interest income.

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2011 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 541.7	$181.5
River Bend	$ 420.9	$ 5.5
Waterford 3	$ 254.0	$116.1
Grand Gulf	$ 423.4	$ 59.6
Entergy Wholesale Commodities	$2,148.0	$ –

The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2010 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 520.8	$161.4
River Bend	$ 393.6	$ 10.9
Waterford 3	$ 240.5	$104.2
Grand Gulf	$ 387.9	$ 98.3
Entergy Wholesale Commodities	$2,052.9	$ –

NOTE 10. LEASES

General

As of December 31, 2011, Entergy had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Operating Leases	Capital Leases
2012	$ 84,860	$ 6,494
2013	78,552	6,494
2014	78,559	4,694
2015	62,043	4,615
2016	37,963	4,457
Years thereafter	166,445	38,025
Minimum lease payments	508,422	64,779
Less: Amount representing interest	–	23,621
Present value of net minimum lease payments	**$508,422**	**$41,158**

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) amounted to $75.3 million in 2011, $80.8 million in 2010, and $71.6 million in 2009. In addition to the above rental expense, railcar

operating lease payments and oil tank facilities lease payments are recorded in fuel expense in accordance with regulatory treatment. Railcar operating lease payments were $8.3 million in 2011, $8.4 million in 2010, and $7.2 million in 2009 for Entergy Arkansas and $2.0 million in 2011, $2.3 million in 2010, and $3.1 million in 2009 for Entergy Gulf States Louisiana. Oil tank facilities lease payments for Entergy Mississippi were $3.4 million in 2011, $3.4 million in 2010, and $3.4 million in 2009.

Sale and Leaseback Transactions

WATERFORD 3 LEASE OBLIGATIONS

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. The leases expire in 2017. Under certain circumstances, Entergy Louisiana may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, Entergy Louisiana has the option to repurchase the leased interests in Waterford 3 at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

Entergy Louisiana issued $208.2 million of non-interest bearing first mortgage bonds as collateral for the equity portion of certain amounts payable under the leases.

Upon the occurrence of certain events, Entergy Louisiana may be obligated to assume the outstanding bonds used to finance the purchase of the interests in the unit and to pay an amount sufficient to withdraw from the lease transaction. Such events include lease events of default, events of loss, deemed loss events, or certain adverse "Financial Events." "Financial Events" include, among other things, failure by Entergy Louisiana, following the expiration of any applicable grace or cure period, to maintain (i) total equity capital (including preferred membership interests) at least equal to 30% of adjusted capitalization, or (ii) a fixed charge coverage ratio of at least 1.50 computed on a rolling 12 month basis. As of December 31, 2011, Entergy Louisiana was in compliance with these provisions.

As of December 31, 2011, Entergy Louisiana had future minimum lease payments (reflecting an overall implicit rate of 7.45%) in connection with the Waterford 3 sale and leaseback transactions, which are recorded as long-term debt, as follows (in thousands):

2012	$ 39,067
2013	26,301
2014	31,036
2015	28,827
2016	16,938
Years thereafter	106,335
Total	248,504
Less: Amount representing interest	60,249
Present value of net minimum lease payments	**$188,255**

GRAND GULF LEASE OBLIGATIONS

In 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The interests represent approximately 11.5% of Grand Gulf. The leases expire in 2015. Under certain circumstances, System Entergy may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, System Energy has the option to repurchase the leased interests in Grand Gulf at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. For financial reporting purposes, System Energy expenses the interest portion of the lease obligation and the plant depreciation. However, operating revenues include the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis, resulting in a zero net balance for the regulatory asset at the end of the lease term. The amount was a net regulatory asset (liability) of ($2.0) million and $60.6 million as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, System Energy had future minimum lease payments (reflecting an implicit rate of 5.13%), which are recorded as long-term debt as follows (in thousands):

2012	$ 49,959
2013	50,546
2014	51,637
2015	52,253
2016	–
Years thereafter	–
Total	204,395
Less: Amount representing interest	25,611
Present value of net minimum lease payments	**$178,784**

NOTE 11. RETIREMENT, OTHER POSTRETIREMENT BENEFITS AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." The Registrant Subsidiaries participate in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

The assets of the seven qualified pension plans are held in a master trust established by Entergy. Each pension plan has an undivided beneficial interest in each of the investment accounts of the master trust that is maintained by a trustee. Use of the master trust permits the commingling of the trust assets of the pension plans of Entergy Corporation and its Registrant Subsidiaries for investment and administrative purposes. Although assets are commingled in the master trust, the trustee maintains supporting records for the purpose of allocating the equity in net earnings (loss) and the administrative expenses of the investment accounts to the various participating

pension plans. The fair value of the trust assets is determined by the trustee and certain investment managers. The trustee calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis.

Further, within each pension plan, the record of each Registrant Subsidiary's beneficial interest in the plan assets is maintained by the plan's actuary and is updated quarterly. Assets for each Registrant Subsidiary are increased for investment income and contributions, and decreased for benefit payments. A plan's investment net income/(loss) (i.e. interest and dividends, realized gains and losses and expenses) is allocated to the Registrant Subsidiaries participating in that plan based on the value of assets for each Registrant Subsidiary at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their respective jurisdictions.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation and its subsidiaries' total 2011, 2010, and 2009 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components (in thousands):

	2011	2010	2009
Net periodic pension cost:			
Service cost - benefits earned during the period	$ 121,961	$ 104,956	$ 89,646
Interest cost on projected benefit obligation	236,992	231,206	218,172
Expected return on assets	(301,276)	(259,608)	(249,220)
Amortization of prior service cost	3,350	4,658	4,997
Recognized net loss	92,977	65,901	22,401
Net periodic pension costs	$ 154,004	$ 147,113	$ 85,996
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Net loss	$1,045,624	$ 232,279	$ 76,799
Amounts reclassified from regulatory asset and/or AOCI to net periodic pension cost in the current year:			
Amortization of prior service cost	(3,350)	(4,658)	(4,997)
Amortization of net loss	(92,977)	(65,901)	(22,401)
Total	$ 949,297	$ 161,720	$ 49,401
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	$1,103,301	$ 308,833	$ 135,397
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic cost in the following year			
Prior service cost	$ 2,733	$ 3,350	$ 4,658
Net loss	$ 169,064	$ 92,977	$ 65,901

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Recognized in the Balance Sheet for Entergy Corporation and Its Subsidiaries as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$ 4,301,218	$ 3,837,744
Service cost	121,961	104,956
Interest cost	236,992	231,206
Actuarial loss	703,895	293,189
Employee contributions	828	894
Benefits paid	(177,259)	(166,771)
Balance at end of year	$ 5,187,635	$ 4,301,218
Change in Plan Assets		
Fair value of assets at beginning of year	$ 3,216,268	$ 2,607,274
Actual return on plan assets	(40,453)	320,517
Employer contributions	400,532	454,354
Employee contributions	828	894
Benefits paid	(177,259)	(166,771)
Fair value of assets at end of year	$ 3,399,916	$ 3,216,268
Funded status	$ (1,787,719)	$ (1,084,950)
Amount recognized in the balance sheet		
Non-current liabilities	$ (1,787,719)	$ (1,084,950)
Amount recognized as a regulatory asset		
Prior service cost	$ 9,836	$ 12,979
Net loss	2,048,743	1,350,616
	$ 2,058,579	$ 1,363,595
Amount recognized as AOCI (before tax)		
Prior service cost	$ 2,648	$ 2,855
Net loss	551,613	297,093
	$ 554,261	$ 299,948

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and meet certain eligibility requirements while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted an accounting standard requiring a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than the former Entergy Gulf States) and $128 million for the former Entergy Gulf States (now split into Entergy Gulf States Louisiana and Entergy Texas). Such obligations are being amortized over a 20-year period that began in 1993. For the most part, the Registrant Subsidiaries recover accrued other postretirement benefit costs from customers and are required to contribute the other postretirement benefits collected in rates to an external trust.

Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover accrued other postretirement benefit costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between other postretirement benefit costs and cash expenditures for other postretirement benefits incurred from 1993 through 1997) over a 15-year period that began in January 1998.

The LPSC ordered Entergy Gulf States Louisiana and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for other postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the other postretirement benefit costs collected in rates into external trusts. System Energy is funding, on behalf of Entergy Operations, other postretirement benefits associated with Grand Gulf.

Trust assets contributed by participating Registrant Subsidiaries are in three bank-administered trusts, established by Entergy Corporation and maintained by a trustee. Each participating Registrant Subsidiary holds a beneficial interest in the trusts' assets. The assets in the master trusts are commingled for investment and administrative purposes. Although assets are commingled, the trustee maintains supporting records for the purpose of allocating the beneficial interest in net earnings/(losses) and the administrative expenses of the investment accounts to the various participating plans and participating Registrant Subsidiaries. Beneficial interest in an investment account's net income/(loss) is comprised of interest and dividends, realized and unrealized gains and losses, and expenses. Beneficial interest from these investments is allocated monthly to the plans and participating Registrant Subsidiary based on their portion of net assets in the pooled accounts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2011, 2010, and 2009 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, included the following components (in thousands):

	2011	2010	2009
Other postretirement costs:			
Service cost - benefits earned during the period	$ 59,340	$ 52,313	$ 46,765
Interest cost on APBO	74,522	76,078	75,265
Expected return on assets	(29,477)	(26,213)	(23,484)
Amortization of transition obligation	3,183	3,728	3,732
Amortization of prior service credit	(14,070)	(12,060)	(16,096)
Recognized net loss	21,192	17,270	18,970
Net other postretirement benefit cost	$114,690	$111,116	$105,152
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service credit for period	$(29,507)	$(50,548)	$ –
Net loss	236,594	82,189	24,983
Amounts reclassified from regulatory asset and/or AOCI to net periodic benefit cost in the current year:			
Amortization of transition obligation	(3,183)	(3,728)	(3,732)
Amortization of prior service credit	14,070	12,060	16,096
Amortization of net loss	(21,192)	(17,270)	(18,970)
Total	$196,782	$ 22,703	$ 18,377
Total recognized as net periodic benefit cost, regulatory asset, and/or AOCI (before tax)	$311,472	$133,819	$123,529
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic benefit cost in the following year			
Transition obligation	$ 3,177	$ 3,183	$ 3,728
Prior service credit	$(18,163)	$(14,070)	$(12,060)
Net loss	$ 43,127	$ 21,192	$ 17,270

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet of Entergy Corporation and its Subsidiaries as of December 31, 2011 and 2010 (in thousands):

	2011	2010
Change in APBO		
Balance at beginning of year	$ 1,386,370	$1,280,076
Service cost	59,340	52,313
Interest cost	74,522	76,078
Plan amendments	(29,507)	(50,548)
Plan participant contributions	14,650	14,275
Actuarial (gain)/loss	216,549	92,340
Benefits paid	(77,454)	(83,613)
Medicare Part D subsidy received	4,551	5,449
Early Retiree Reinsurance Program proceeds	3,348	–
Balance at end of year	$ 1,652,369	$1,386,370
Change in Plan Assets		
Fair value of assets at beginning of year	$ 404,430	$ 362,399
Actual return on plan assets	9,432	36,364
Employer contributions	76,114	75,005
Plan participant contributions	14,650	14,275
Benefits paid	(77,454)	(83,613)
Fair value of assets at end of year	$ 427,172	$ 404,430
Funded status	$(1,225,197)	$ (981,940)
Amounts recognized in the balance sheet		
Current liabilities	$ (32,832)	$ (30,225)
Non-current liabilities	(1,192,365)	(951,715)
Total funded status	$(1,225,197)	$ (981,940)
Amounts recognized as a regulatory asset (before tax)		
Transition obligation	$ 2,557	$ 5,118
Prior service cost/(credit)	(6,628)	(8,442)
Net loss	353,905	253,415
	$ 349,834	$ 250,091
Amounts recognized as AOCI (before tax)		
Transition obligation	$ 620	$ 1,242
Prior service credit	(66,176)	(48,925)
Net loss	313,379	198,466
	$ 247,823	$ 150,783

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $24 million in 2011, $27.2 million in 2010, and $23.6 million in 2009. In 2011, 2010 and 2009 Entergy recognized $4.6 million, $9.3 million and $6.7 million, respectively in settlement charges related to the payment of lump sum benefits out of the plan that is included in the non-qualified pension plan cost above. The projected benefit obligation was $164.4 million and $148.3 million as of December 31, 2011 and 2010, respectively. The accumulated benefit obligation was $146.5 million and $131.6 million as of December 31, 2011 and 2010, respectively.

Entergy's non-qualified, non-current pension liability at December 31, 2011 and 2010 was $153.2 million and $138.7 million, respectively; and its current liability was $11.2 million and $9.6 million, respectively. The unamortized transition asset, prior service cost and net loss are recognized in regulatory assets ($58.9 million at December 31, 2011 and $53.5 million at December 31, 2010) and accumulated other comprehensive income before taxes ($27.2 million at December 31, 2011 and $24.3 million at December 31, 2010).

Accounting for Pension and Other Postretirement Benefits

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Entergy uses a December 31 measurement date for its pension and other postretirement plans. Employers are to record previously unrecognized gains and losses, prior service costs, and any remaining transition asset or obligation (that resulted from adopting prior pension and other postretirement benefits accounting standards) as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and other postretirement benefit costs in the Utility's jurisdictions. For the portion of Entergy Gulf States Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy Gulf States Louisiana and Entergy Louisiana recover other postretirement benefit costs on a pay as you go basis and record the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. Accounting standards also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

With regard to pension and other postretirement costs, Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Qualified Pension and Other Postretirement Plans' Assets

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

The Plan Administrator approved a new asset allocation and implementation of an optimization study in 2011 for the pension assets. The optimization study recommended that the target asset allocation adjust dynamically based on the funded status of the plan. The study identifies updated asset allocation targets to maximize return on the assets within a prudent level of risk, as mentioned above, and to maintain a level of volatility that is not expected to have material impact on Entergy's expected contribution and expense. Entergy has begun to adjust its asset allocation, and those adjustments are reflected in the target and actual asset allocations listed below.

Entergy also completed an optimization study in 2011 for the postretirement assets that identifies new asset allocation targets. Entergy plans to adjust to this asset allocation during 2012, and the target asset allocation will be 39% domestic equity securities, 26% international equity securities and 35% fixed income securities for all trusts, taxable and non-taxable.

In the optimization studies, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period. The following targets and ranges were established to produce an acceptable, economically efficient plan to manage around the targets. The target asset allocation range below for pension shows the ranges within which the allocation may adjust based on funded status, with the expectation that the allocation to fixed income securities will increase as the pension funded status increases.

Entergy's qualified pension and postretirement weighted-average asset allocations by asset category at December 31, 2011 and 2010 and the target asset allocation and ranges for those time periods are as follows:

Pension Asset Allocation	Target	Range	2011	2010
Domestic Equity Securities	45%	34% to 53%	44%	44%
International Equity Securities	20%	16% to 24%	18%	20%
Fixed-Income Securities	35%	31% to 41%	37%	35%
Other	–%	–% to 10%	1%	1%

	Non-Taxable				Taxable			
Postretirement Asset Allocation	Target	Range	2011	2010	Target	Range	2011	2010
Domestic Equity Securities	38%	33% to 43%	39%	39%	35%	30% to 40%	35%	39%
International Equity Securities	17%	12% to 22%	15%	18%	–%	–%	–%	–%
Fixed-Income Securities	45%	40% to 50%	46%	43%	65%	60% to 70%	64%	60%
Other	–%	–% to 5%	–%	–%	–%	–% to 5%	1%	1%

In determining its expected long term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and investment managers.

The expected long term rate of return for the qualified pension plans' assets is based on the geometric average of the historical annual performance of a representative portfolio weighted by the target asset allocation defined in the table above. The time period reflected is a long dated period spanning several decades.

The expected long term rate of return for the non-taxable postretirement trust assets is determined using the same methodology described above for pension assets, but the asset allocation specific to the non-taxable postretirement assets is used.

For the taxable postretirement trust assets, the investment allocation includes a high percentage of tax-exempt fixed income securities. This asset allocation in combination with the same methodology employed to determine the expected return for other trust assets (as described above), with a modification to reflect applicable taxes, is used to produce the expected long-term rate of return for taxable postretirement trust assets.

Entergy currently expects long term rates of return higher than last year's expectation for both the non-taxable and taxable postretirement trusts because of the planned increases to their equity allocations in 2012.

CONCENTRATIONS OF CREDIT RISK

Entergy's investment guidelines mandate the avoidance of risk concentrations. Types of concentrations specified to be avoided include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, geographic area and individual security issuance. As of December 31, 2011 all investment managers and assets were materially in compliance with the approved investment guidelines, therefore there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in Entergy's pension and other postretirement benefit plan assets.

Fair Value Measurements

Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

- Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden if it is believed such would be more reflective of fair value. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the investments held for the qualified pension and other postretirement plans measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010 (in thousands):

Qualified Pension Trust

2011	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ 3,738[b]	$ 8,014[a]	$–	$ 11,752
Common	1,010,491[b]	–	–	1,010,491
Common collective trusts[a]	–	1,074,178[c]	–	1,074,178
Fixed income securities:				
U.S. government securities	142,509[b]	157,737[a]	–	300,246
Corporate debt instruments	–	380,558	–	380,558
Registered investment companies	53,323[d]	444,275	–	497,598
Other	–	101,674[b]	–	101,674
Other:				
Insurance company general account (unallocated contracts)	–	34,696[g]	–	34,696
Total investments	$1,210,061	$2,201,132	$–	$3,411,193
Cash				75
Other pending transactions				(9,238)
Less: Other postretirement assets included in total investments				(2,114)
Total fair value of qualified pension assets				$3,399,916

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Qualified Pension Trust

2010	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ –	$ 8,354[a]	$–	$ 8,354
Common	1,375,531[b]	–	–	1,375,531
Common collective trusts[a]	–	657,075[c]	–	657,075
Fixed income securities:				
Interest-bearing cash	103,731[d]	–	–	103,731
U.S. government securities	75,124[b]	187,957[a]	–	263,081
Corporate debt instruments	–	298,760[a]	–	298,760
Registered investment companies[e]	–	385,020[e]	–	385,020
Other	–	108,305[f]	–	108,305
Other:				
Insurance company general account (unallocated contracts)	–	33,439[g]	–	33,439
Total investments	$1,554,386	$1,678,910	$–	$3,233,296
Cash				321
Other pending transactions				(14,954)
Less: Other postretirement assets included in total investments				(2,395)
Total fair value of qualified pension assets				$3,216,268

Other Postretirement Trusts

2011	Level 1	Level 2	Level 3	Total
Equity securities:				
Common collective trust	$ –	$208,812[c]	$–	$208,812
Fixed income securities:				
U.S. government securities	42,577[b]	57,151[a]	–	99,728
Corporate debt instruments	–	42,807[a]	–	42,807
Registered investment companies[b]	4,659[d]	–	–	4,659
Other	–	69,287[f]	–	69,287
Total investments	$47,236	$378,057	$–	$425,293
Other pending transactions				(235)
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,114
Total fair value of other postretirement assets				$427,172

Other Postretirement Trusts

2010	Level 1	Level 2	Level 3	Total
Equity securities:				
Common collective trust[a]	$ –	$211,835[c]	$–	$211,835
Fixed income securities:				
Interest-bearing cash	4,014[d]	–	–	4,014
U.S. government securities	37,823[b]	52,326[a]	–	90,149
Corporate debt instruments	–	37,128[a]	–	37,128
Other	–	58,716[f]	–	58,716
Total investments	$41,837	$360,005	$–	$401,842
Other pending transactions				193
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,395
Total fair value of other postretirement assets				$404,430

(a) Certain preferred stocks and fixed income debt securities (corporate, government, and securitized) are stated at fair value as determined by broker quotes.

(b) Common stocks, treasury notes and bonds, and certain preferred stocks and fixed income debt securities are stated at fair value determined by quoted market prices.

(c) The common collective trusts hold investments in accordance with stated objectives. The investment strategy of the trusts is to capture the growth potential of equity markets by replicating the performance of a specified index. Net asset value per share of the common collective trusts estimate fair value.

(d) The registered investment company is a money market mutual fund with a stable net asset value of one dollar per share.

(e) The registered investment company holds investments in domestic and international bond markets and estimates fair value using net asset value per share.

(f) The other remaining assets are U.S. municipal and foreign government bonds stated at fair value as determined by broker quotes.

(g) The unallocated insurance contract investments are recorded at contract value, which approximates fair value. The contract value represents contributions made under the contract, plus interest, less funds used to pay benefits and contract expenses, and less distributions to the master trust.

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy's qualified pension plans was $4.6 billion and $3.8 billion at December 31, 2011 and 2010, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure Entergy's qualified pension and other postretirement benefit obligations at December 31, 2011, and including pension and other postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows (in thousands):

	Estimated Future Benefits Payments			
	Qualified Pension	Non-Qualified Pension	Other Postretirement (before Medicare Subsidy)	Estimated Future Medicare Subsidy Receipts
2012	$ 178,030	$11,199	$ 72,685	$ 5,678
2013	$ 189,881	$18,159	$ 76,731	$ 6,374
2014	$ 204,573	$14,942	$ 81,001	$ 7,137
2015	$ 220,295	$15,502	$ 85,780	$ 7,935
2016	$ 238,242	$22,492	$ 90,143	$ 8,828
2017 - 2021	$1,524,241	$72,724	$523,040	$59,306

Contributions

Entergy currently expects to contribute approximately $163 million to its qualified pension plans and approximately $80.4 million to other postretirement plans in 2012. The required pension contributions will not be known with more certainty until the January 1, 2012 valuations are completed by April 1, 2012, however Entergy's preliminary estimates of 2012 funding requirements indicate that the contributions will not exceed historical levels of pension contributions.

Actuarial Assumptions

The significant actuarial assumptions used in determining the pension PBO and the other postretirement benefit APBO as of December 31, 2011, and 2010 were as follows:

	2011	2010
Weighted-average discount rate:		
Qualified pension	5.10% - 5.20%	5.60% - 5.70%
Other postretirement	5.10%	5.50%
Non-qualified pension	4.40%	4.90%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2011, 2010, and 2009 were as follows:

	2011	2010	2009
Weighted-average discount rate:			
Qualified pension	5.60% - 5.70%	6.10% - 6.30%	6.75%
Other postretirement	5.50%	6.10%	6.70%
Non-qualified pension	4.90%	5.40%	6.75%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%	4.23%
Expected long-term rate of return on plan assets:			
Pension assets	8.50%	8.50%	8.50%
Other postretirement non-taxable assets	7.75%	7.75%	8.50%
Other postretirement taxable assets	5.50%	5.50%	6.00%

Entergy's other postretirement benefit transition obligations are being amortized over 20 years ending in 2012.

The assumed health care cost trend rate used in measuring Entergy's December 31, 2011 APBO was 7.75% for pre-65 retirees and 7.5% for post-65 retirees for 2012, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for both pre-65 and post-65 retirees. The assumed health care cost trend rate used in measuring Entergy's 2011 Net Other Postretirement Benefit Cost was 8.5% for pre-65 retirees and 8.0% for post-65 retirees for 2011, gradually decreasing each successive year until it reaches 4.75% in 2019 and beyond for pre-65 retirees and 4.75% in 2018 and beyond for post-65 retirees. A one percentage point change in the assumed health care cost trend rate for 2011 would have the following effects (in thousands):

	1 Percentage Point Increase		1 Percentage Point Decrease	
	Impact on the APBO	Impact on the sum of service costs and interest cost	Impact on the APBO	Impact on the sum of service costs and interest cost
Entergy Corporation and its subsidiaries	$218,138	$23,318	$(183,492)	$(18,721)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2011 and 2010 Accumulated Postretirement Benefit Obligation by $274 million and $267 million, respectively, and reduced the 2011, 2010, and 2009 other postretirement benefit cost by $33.0 million, $26.6 million, and $24.0 million, respectively. In 2011, Entergy received $4.6 million in Medicare subsidies for prescription drug claims.

Defined Contribution Plans

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The employing Entergy subsidiary makes matching contributions for all non-bargaining and certain bargaining employees to the System Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The 70% match is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries IV (established in 2002), the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007), and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and its subsidiaries. Effective June 3, 2010, employees participating in the Savings Plan of Entergy Corporation and Subsidiaries II (Savings Plan II) were transferred into the System Savings Plan when Savings Plan II merged into the System Savings Plan.

Entergy's subsidiaries' contributions to defined contribution plans collectively were $42.6 million in 2011, $41.8 million in 2010, and $41.9 million in 2009. The majority of the contributions were to the System Savings Plan.

NOTE 12. STOCK-BASED COMPENSATION

Entergy grants stock options and long-term incentive and restricted liability awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans which are shareholder-approved stock-based compensation plans. The Equity Ownership Plan, as restated in February 2003 (2003 Plan), had 722,251 authorized shares remaining for long-term incentive and restricted liability awards as of December 31, 2011. Effective January 1, 2007, Entergy's shareholders approved the 2007 Equity Ownership and Long-Term Cash Incentive Plan (2007 Plan). The maximum aggregate number of common shares that can be issued from the 2007 Plan for stock-based awards is 7,000,000 with no more than 2,000,000 available for non-option grants. The 2007 Plan, which only applies to awards made on or after January 1, 2007, will expire after 10 years. As of December 31, 2011, there were 1,052,035 authorized shares remaining for stock-based awards, all of which are available for non-option grants. Effective May 6, 2011, Entergy's shareholders approved the 2011 Equity Ownership and Long-Term Cash Incentive Plan (2011 Plan). The maximum number of common shares that can be issued from the 2011 Plan for stock-based awards is 5,500,000 with no more than 2,000,000 available for incentive stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

option grants. The 2011 Plan, which only applies to awards made on or after May 6, 2011, will expire after 10 years. As of December 31, 2011, there were 5,495,276 authorized shares remaining for stock-based awards, including 2,000,000 for incentive stock option grants.

Stock Options

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire ten years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented (in millions):

	2011	2010	2009
Compensation expense included in Entergy's consolidated net income	$10.4	$15.0	$16.8
Tax benefit recognized in Entergy's consolidated net income	$ 4.0	$ 5.8	$ 6.5
Compensation cost capitalized as part of fixed assets and inventory	$ 2.0	$ 2.9	$ 3.2

Entergy determines the fair value of the stock option grants by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability in accordance with accounting standards. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2011	2010	2009
Stock price volatility	24.25%	25.73%	24.39%
Expected term in years	6.64%	5.46	5.33
Risk-free interest rate	2.70%	2.57%	2.22%
Dividend yield	4.20%	3.74%	3.50%
Dividend payment per share	$3.32	$3.24	$3.00

Stock price volatility is calculated based upon the weekly public stock price volatility of Entergy Corporation common stock over the last four to five years. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy common stock equal to a specified multiple of his or her salary. Until an executive officer achieves this ownership position the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to this restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

A summary of stock option activity for the year ended December 31, 2011 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding as of January 1, 2011	11,225,725	$72.45		
Options granted	388,200	$72.79		
Options exercised	(1,079,008)	$42.43		
Options forfeited/expired	(75,499)	$86.62		
Options outstanding as of December 31, 2011	10,459,418	$75.46	$–	4.7 years
Options exercisable as of December 31, 2011	9,011,257	$75.36	$–	4.1 years
Weighted-average grant-date fair value of options granted during 2011	$11.48			

The weighted-average grant-date fair value of options granted during the year was $13.18 for 2010 and $12.47 for 2009. The total intrinsic value of stock options exercised was $29.6 million during 2011, $36.6 million during 2010, and $35.6 million during 2009. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy Corporation's common stock price on the date of exercise and the exercise price of the stock options granted. Because Entergy's year-end stock price is less than the weighted average exercise price, the aggregate intrinsic value of outstanding stock options as of December 31, 2011 was zero. The intrinsic value of "in the money" stock options is $67 million as of December 31, 2011. Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $16 million during 2011, $21 million during 2010, and $22 million during 2009.

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12/31/2011	Weighted-Average Remaining Contractual Life-Yrs.	Weighted-Average Exercise Price	Number Exercisable at 12/31/2011	Weighted-Average Exercise Price
$37 - $50.99	1,468,761	0.6	$ 43.22	1,468,761	$ 43.22
$51 - $64.99	966,155	2.2	$ 58.58	966,155	$ 58.58
$65 - $78.99	4,911,618	5.8	$ 73.09	3,463,457	$ 71.86
$79 - $91.99	1,627,384	5.1	$ 91.82	1,627,384	$ 91.82
$92 - $108.20	1,485,500	6.1	$108.20	1,485,500	$108.20
$37 - $108.20	**10,459,418**	**4.7**	**$ 75.46**	**9,011,257**	**$75.36**

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2011 not yet recognized is approximately $10 million and is expected to be recognized on a weighted-average period of 1.3 years.

Restricted Stock Awards

In January 2011, the Board approved and Entergy granted 166,800 restricted stock awards under the 2007 Equity Ownership and Long-term Cash Incentive Plan. The grants were made effective as of January 27, 2011 and were valued at $72.79 per share, which was the closing price of Entergy's common stock on that date. One-third of the restricted stock awards will vest upon each anniversary of the grant date and are expensed ratably over the three year vesting period. Shares of restricted stock have the same dividend and voting rights as other common stock and are considered issued and outstanding shares of Entergy upon vesting.

The following table includes financial information for restricted stock for each of the years presented (in millions):

	2011	2010	2009
Compensation expense included in Entergy's consolidated net income	$3.9	$–	$–
Tax benefit recognized in Entergy's consolidated net income	$1.5	$–	$–
Compensation cost capitalized as part of fixed assets and inventory	$0.7	$–	$–

Long-Term Incentive Awards

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period.

The following table includes financial information for the long-term incentive awards for each of the years presented (in millions):

	2011	2010	2009
Fair value of long-term incentive awards as of December 31,	$7.3	$10.1	$17.2
Compensation expense included in Entergy's consolidated net income for the year	$0.7	$(0.9)	$ 5.6
Tax benefit (expense) recognized in Entergy's net income for the year	$0.3	$(0.4)	$ 2.2
Compensation cost capitalized as part of fixed assets and inventory	$0.1	$ 0.1	$ 1.0

Entergy paid $0.7 million in 2011 for awards earned under the Long-Term Incentive Plan. The distribution is applicable to the 2008 – 2010 performance period.

Restricted Unit Awards

Entergy grants restricted unit awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted unit awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted unit awards granted is 36 months. As of December 31, 2011, there were 138,965 unvested restricted units that are expected to vest over an average period of 10 months.

The following table includes financial information for restricted unit awards for each of the years presented (in millions):

	2011	2010	2009
Fair value of restricted awards as of December 31,	$6.6	$8.3	$4.6
Compensation expense included in Entergy's consolidated net income	$3.7	$3.9	$2.0
Tax benefit recognized in Entergy's consolidated net income for the year	$1.4	$1.5	$0.8
Compensation cost capitalized as part of fixed assets and inventory	$0.7	$0.9	$0.5

Entergy paid $5.9 million in 2011 for awards under the Restricted Units Awards Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 13. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2011 are Utility and Entergy Wholesale Commodities. Utility includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and natural gas utility service in portions of Louisiana. Entergy Wholesale Commodities includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. Entergy Wholesale Commodities also includes the ownership of interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. "All Other" includes the parent company, Entergy Corporation, and other business activity, including the earnings on the proceeds of sales of previously-owned businesses.

Entergy's segment financial information is as follows:

	Utility	Entergy Wholesale Commodities*	All Others	Eliminations	Consolidated
2011					
Operating revenues	$ 8,841,827	$ 2,413,773	$ 4,157	$ (30,684)	$11,229,073
Deprec., amort. & decomm.	1,027,597	260,638	4,562	-	1,292,797
Interest and investment income	158,737	136,492	28,830	(194,925)	129,134
Interest expense	455,739	20,634	121,599	(84,345)	513,627
Income tax	27,311	225,456	33,496	-	286,263
Consolidated net income (loss)	1,123,866	491,841	(137,755)	(110,580)	1,367,372
Total assets	32,734,549	10,533,080	(507,860)	(2,058,070)	40,701,699
Investment in affiliates - at equity	199	44,677	-	-	44,876
Cash paid for long-lived asset additions	2,351,913	1,048,146	(402)	-	3,399,657
2010					
Operating revenues	$ 8,941,332	$ 2,566,156	$ 7,442	$ (27,353)	$11,487,577
Deprec., amort. & decomm.	1,006,385	270,658	4,587	-	1,281,630
Interest and investment income	182,493	171,158	44,757	(212,953)	185,455
Interest expense	493,241	71,817	129,505	(119,396)	575,167
Income tax (benefits)	454,227	268,649	(105,637)	-	617,239
Consolidated net income	829,719	489,422	44,721	(93,557)	1,270,305
Total assets	31,080,240	10,102,817	(714,968)	(1,782,813)	38,685,276
Investment in affiliates - at equity	199	59,456	(18,958)	-	40,697
Cash paid for long-lived asset additions	1,766,609	687,313	75	-	2,453,997
2009					
Operating revenues	$ 8,055,353	$ 2,711,078	$ 5,682	$ (26,463)	$10,745,650
Deprec., amort. & decomm.	1,025,922	251,147	4,769	-	1,281,838
Interest and investment income (loss)	180,505	196,492	(10,470)	(129,899)	236,628
Interest expense	462,206	78,278	86,420	(56,460)	570,444
Income tax (benefits)	388,682	322,255	(78,197)	-	632,740
Consolidated net income (loss)	708,905	641,094	(25,511)	(73,438)	1,251,050
Total assets	29,892,088	11,134,791	(646,756)	(2,818,170)	37,561,953
Investment in affiliates - at equity	200	-	39,380	-	39,580
Cash paid for long-lived asset additions	1,872,997	661,596	(5,874)	-	2,528,719

*Businesses marked with * are sometimes referred to as the "competitive businesses." Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.*

On April 5, 2010, Entergy announced that, effective immediately, it planned to unwind the business infrastructure associated with its proposed plan to spin-off its non-utility nuclear business. As a result of the plan to unwind the business infrastructure, Entergy recorded expenses in the Entergy Wholesale Commodities segment. Other operating and maintenance expense includes the write-off of $64 million of capital costs, primarily for software that will not be utilized. Interest charges include the write-off of $39 million of debt financing costs, primarily incurred for the $1.2 billion credit facility related to the planned spin-off of Entergy's non-utility nuclear business that will not be used. Approximately $16 million of other costs were incurred in 2010 in connection with unwinding the planned non-utility nuclear spin-off transaction.

Geographic Areas

For the years ended December 31, 2011 and 2010, the amount of revenue Entergy derived from outside of the United States was insignificant. As of December 31, 2011 and 2010, Entergy had no long-lived assets located outside of the United States.

NOTE 14. EQUITY METHOD INVESTMENTS

As of December 31, 2011, Entergy owns investments in the following companies that it accounts for under the equity method of accounting:

Investment	Ownership	Description
Entergy-Koch	50% partnership interest	Entergy-Koch was in the energy commodity marketing and trading business and gas transportation and storage business until the fourth quarter of 2004 when these businesses were sold.
RS Cogen LLC	50% member interest	Co-generation project that produces power and steam on an industrial and merchant basis in the Lake Charles, Louisiana area.
Top Deer	50% member interest	Wind-powered electric generation joint venture.

Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2011	2010	2009
Beginning of year	$ 40,697	$ 39,580	$ 66,247
Loss from the investments	(88)	(2,469)	(7,793)
Dispositions and other adjustments	4,267	3,586	(18,874)
End of year	**$44,876**	**$40,697**	**$39,580**

Transactions with Equity Method Investees

Entergy Gulf States Louisiana purchased approximately $41.1 million, $50.8 million, and $49.3 million of electricity generated from Entergy's share of RS Cogen in 2011, 2010, and 2009, respectively. Entergy's operating transactions with its other equity method investees were not significant in 2011, 2010, or 2009.

NOTE 15. ACQUISITIONS AND DISPOSITIONS

Acquisitions

ACADIA

In April 2011, Entergy Louisiana purchased Unit 2 of the Acadia Energy Center, a 580 MW generating unit located near Eunice, Louisiana, from an independent power producer. The Acadia Energy Center, which entered commercial service in 2002, consists of two combined-cycle gas-fired generating units, each nominally rated at 580 MW. Entergy Louisiana purchased 100 percent of Acadia Unit 2 and a 50 percent ownership interest in the facility's common assets for approximately $300 million. In a separate transaction, Cleco Power acquired Acadia Unit 1 and the other 50 percent interest in the facility's common assets. Cleco Power will serve as operator for the entire facility. The FERC and the LPSC approved the transaction.

RHODE ISLAND STATE ENERGY CENTER

In December 2011 a subsidiary in the Entergy Wholesale Commodities business segment purchased the Rhode Island State Energy Center, a 583 MW natural gas-fired combined-cycle generating plant located in Johnston, Rhode Island, from a subsidiary of NextEra Energy Resources, for approximately $346 million. The Rhode Island State Energy Center began commercial operation in 2002.

PALISADES PURCHASED POWER AGREEMENT

Entergy's purchase of the Palisades plant in 2007 included a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant's output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. For the PPA, which was at below-market prices at the time of the acquisition, Entergy will amortize a liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $43 million in 2011, $46 million in 2010, and $53 million in 2009. The amounts to be amortized to revenue for the next five years will be $17 million in 2012, $18 million for 2013, $16 million for 2014, $15 million for 2015, and $13 million for 2016.

NYPA VALUE SHARING AGREEMENTS

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, Entergy subsidiaries and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy subsidiaries will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. In 2011, 2010, and 2009, Entergy Wholesale Commodities recorded $72 million as plant for generation during each of those years. This amount will be depreciated over the expected remaining useful life of the plants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Dispositions

HARRISON COUNTY

In the fourth quarter 2010, an Entergy Wholesale Commodities subsidiary sold its ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the Marshall, Texas unit. Entergy sold its 61 percent share of the plant for $219 million and realized a gain of $44.2 million ($27.2 million net-of-tax) on the sale.

NOTE 16. RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Affected Businesses
Power price risk	Utility, Entergy Wholesale Commodities
Fuel price risk	Utility, Entergy Wholesale Commodities
Foreign currency exchange rate risk	Entergy Wholesale Commodities
Equity price and interest rate risk-investments	Utility, Entergy Wholesale Commodities

Entergy manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sales transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements, fuel purchase agreements, capacity contracts, and tolling agreements. Financially-settled cash flow hedges can include natural gas and electricity futures, forwards, swaps, and options; and interest rate swaps. Entergy will occasionally enter into financially settled option contracts to manage market risk under certain hedging transactions which may or may not be designated as hedging instruments. Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy manages fuel price volatility for its Louisiana jurisdictions (Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans) and Entergy Mississippi primarily through the purchase of short-term natural gas swaps. These swaps are marked-to-market with offsetting regulatory assets or liabilities. The notional volumes of these swaps are based on a portion of projected annual exposure to gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana and Entergy New Orleans.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Derivatives

The fair values of Entergy's derivative instruments on the consolidated balance sheets as of December 31, 2011 are as follows (in millions):

Instrument	Balance Sheet Location	Fair Value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity forwards, swaps, and options	Prepayments and other (current portion)	$197	$(25)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$112	$(1)	Entergy Wholesale Commodities
Liabilities:				
Electricity forwards, swaps, and options	Other current liabilities (current portion)	$–	$(–)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other non-current liabilities (non-current portion)	$1	$(1)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Electricity forwards, swaps, and options	Prepayments and other (current portion)	$37	$(8)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$–	$(–)	Entergy Wholesale Commodities
Liabilities:				
Electricity forwards, swaps, and options	Other current liabilities (current portion)	$33	$(33)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other non-current liabilities (non-current portion)	$–	$(–)	Entergy Wholesale Commodities
Natural gas swaps	Other current liabilities	$30	$(–)	Utility

The fair values of Entergy's derivative instruments on the consolidated balance sheets as of December 31, 2010 are as follows (in millions):

Instrument	Balance Sheet Location	Fair Value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity forwards, swaps, and options	Prepayments and other (current portion)	$160	$(7)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$82	$(29)	Entergy Wholesale Commodities
Liabilities:				
Electricity forwards, swaps, and options	Other current liabilities (current portion)	$5	$(5)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other non-current liabilities (non-current portion)	$47	$(30)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Electricity forwards, swaps, and options	Prepayments and other (current portion)	$2	$(–)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other deferred debits and other assets (non-current portion)	$14	$(8)	Entergy Wholesale Commodities
Liabilities:				
Electricity forwards, swaps, and options	Other current liabilities (current portion)	$2	$(2)	Entergy Wholesale Commodities
Electricity forwards, swaps, and options	Other non-current liabilities (non-current portion)	$7	$(7)	Entergy Wholesale Commodities
Natural gas swaps	Other current liabilities	$2	$(–)	Utility

(a) The balances of derivative assets and liabilities in these tables are presented gross. Certain investments, including those not designated as hedging instruments, are subject to master netting agreements and are presented on the Entergy Consolidated Balance Sheets on a net basis in accordance with accounting guidance for Derivatives and Hedging.

The effect of Entergy's derivative instruments designated as cash flow hedges on the consolidated income statements for the years ended December 31, 2011, 2010, and 2009 is as follows (in millions):

Instrument	Amount of Gain Recognized in OCI (effective portion)	Income Statement Location	Amount of Gain Reclassified from Accumulated OCI into Income (effective portion)
2011			
Electricity forwards, swaps, and options	$296	Competitive businesses operating revenues	$168
2010			
Electricity forwards, swaps, and options	$206	Competitive businesses operating revenues	$220
2009			
Electricity forwards, swaps, and options	$315	Competitive businesses operating revenues	$322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Electricity over-the-counter instruments that financially settle against day-ahead power pool prices are used to manage price exposure for Entergy Wholesale Commodities generation. Based on market prices as of December 31, 2011, cash flow hedges relating to power sales totaled $310 million of net unrealized gains. Approximately $197 million is expected to be reclassified from accumulated other comprehensive income (OCI) to operating revenues in the next twelve months. The actual amount reclassified from accumulated OCI, however, could vary due to future changes in market prices. Gains totaling approximately $168 million, $220 million, and $322 million were realized on the maturity of cash flow hedges, before taxes of $59 million, $77 million, and $113 million for the years ended December 31, 2011, 2010, and 2009, respectively. Unrealized gains or losses recorded in OCI result from hedging power output at the Entergy Wholesale Commodities power plants. The related gains or losses from hedging power are included in operating revenues when realized. The maximum length of time over which Entergy is currently hedging the variability in future cash flows with derivatives for forecasted power transactions at December 31, 2011 is approximately three years. Planned generation currently sold forward from Entergy Wholesale Commodities nuclear power plants is 88% for 2012 of which approximately 47% is sold under financial derivatives and the remainder under normal purchase/sale contracts. The change in the value of Entergy's cash flow hedges due to ineffectiveness was $6.1 million for the year ended December 31, 2011 and was insignificant for the year ended December 31, 2010. The ineffective portion of cash flow hedges is recorded in competitive business operating revenues. Certain agreements to sell the power produced by Entergy Wholesale Commodities power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations when the current market prices exceed the contracted power prices. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. As of December 31, 2011, there were no hedge contracts with counterparties in a liability position. Entergy may effectively liquidate a cash flow hedge instrument by entering into a contract offsetting the original hedge, and then de-designating the original hedge. In this situation, gains or losses accumulated in OCI prior to de-designation continue to be deferred in OCI until they are included in income as the original hedged transaction occurs. From the point of de-designation, the gains or losses on the original hedge and the offsetting contract are recorded as assets or liabilities on the balance sheet and offset as they flow through to earnings.

Natural gas over-the-counter swaps that financially settle against NYMEX futures are used to manage fuel price volatility for the Utility's Louisiana and Mississippi customers. All benefits or costs of the program are recorded in fuel costs. The total volume of natural gas swaps outstanding as of December 31, 2011 is 37,980,000 MMBtu for Entergy. Credit support for these natural gas swaps is covered by master agreements that do not require collateralization based on mark-to-market value, but do carry adequate assurance language that may lead to collateralization requests.

The effect of Entergy's derivative instruments not designated as hedging instruments on the consolidated income statements for the years ended December 31, 2011, 2010, and 2009 is as follows (in millions):

Instrument	Amount of Gain Recognized in AOCI	Income Statement Location	Amount of Gain (loss) Recorded in Income
2011			
Natural gas swaps	$ –	Fuel, fuel-related expenses, and gas purchased for resale	$ (62)
Electricity forwards, swaps, and options de-designated as hedged items	$ 1	Competitive business operating revenues	$ 11
2010			
Natural gas swaps	$ –	Fuel, fuel-related expenses, and gas purchased for resale	$ (95)
Electricity forwards, swaps, and options de-designated as hedged items	$15	Competitive business operating revenues	$ –
2009			
Natural gas swaps	$ –	Fuel, fuel-related expenses, and gas purchased for resale	$(160)

Due to regulatory treatment, the natural gas swaps are marked to market through fuel, fuel-related expenses, and gas purchased for resale and then such amounts are simultaneously reversed and recorded as an offsetting regulatory asset or liability. The gains or losses recorded as fuel expenses when the swaps are settled are recovered or refunded through fuel cost recovery mechanisms.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices, market quotes, and financial modeling. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments other than forward energy contracts held by competitive businesses are reflected in future rates and therefore do not accrue to the benefit or detriment of shareholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at the date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of the fair value hierarchy are:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents, debt instruments, and gas hedge contracts.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy if it is believed such would be more reflective of fair value. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  Level 2 consists primarily of individually owned debt instruments or shares in common trusts. Common trust funds are stated at estimated fair value based on the fair market value of the underlying investments.
- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at merchant power plants.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable or payable by Entergy if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from Entergy's Entergy Wholesale Commodities business. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from quoted forward power market prices and estimates regarding the costs associated with the transportation of the power from the plants' bus bar to the contract's point of delivery, generally a power market hub, for the period thereafter. The differences between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate are recorded as derivative contract assets or liabilities. As of December 31, 2011, Entergy had in-the-money derivative contracts with a fair value of $312 million with counterparties or their guarantor who are all currently investment grade. As of December 31, 2011 there are no out-of-the-money contracts supported by corporate guarantees, which would require additional cash or letters of credit in the event of a decrease in Entergy Corporation's credit rating to below investment grade.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

The following tables set forth, by level within the fair value hierarchy, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2011 and December 31, 2010. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels (in millions):

2011	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$ 613	$ –	$ –	$ 613
Decommissioning trust funds:[(a)]				
Equity securities	397	1,732	–	2,129
Debt securities	639	1,020	–	1,659
Power contracts	–	–	312	312
Securitization recovery trust account	50	–	–	50
Storm reserve escrow account	335	–	–	335
	$2,034	$2,752	$312	$5,098
Liabilities:				
Gas hedge contracts	$ 30	$ –	$ –	$ 30

2010	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$1,218	$ –	$ –	$1,218
Decommissioning trust funds:[(a)]				
Equity securities	387	1,689	–	2,076
Debt securities	497	1,023	–	1,520
Power contracts	–	–	214	214
Securitization recovery trust account	43	–	–	43
Storm reserve escrow account	329	–	–	329
	$2,474	$2,712	$214	$5,400
Liabilities:				
Power contracts	$ –	$ –	$ 17	$ 17
Gas hedge contracts	$ 2	$ –	$ –	$ 2
	$ 2	$ –	$ 17	$ 19

(a) The decommissioning trust funds hold equity and fixed income securities. Equity securities are invested to approximate the returns of major market indices. Fixed income securities are held in various governmental and corporate securities. See Note 17 for additional information on the investment portfolios.

The following table sets forth a reconciliation of changes in the net assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the years ended December 31, 2011, 2010, and 2009 (in millions):

	2011	2010	2009
Balance as of January 1,	$ 197	$ 200	$ 207
Unrealized gains from price changes	268	221	310
Unrealized gains/(losses) on originations	15	(4)	5
Realized gains on settlements	(168)	(220)	(322)
Balance as of December 31,	**$312**	**$197**	**$200**

NOTE 17. DECOMMISSIONING TRUST FUNDS

Entergy holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires Entergy subsidiaries to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf, Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents.

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Generally, Entergy records realized gains and losses on its debt and equity securities using the specific identification method to determine the cost basis of its securities.

The securities held as of December 31, 2011 and 2010 are summarized as follows (in millions):

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
2011			
Equity securities	$ 2,129	$ 423	$ 14
Debt securities	1,659	115	5
Total	**$3,788**	**$538**	**$19**
2010			
Equity securities	$ 2,076	$ 436	$ 9
Debt securities	1,520	67	12
Total	**$3,596**	**$503**	**$21**

Deferred taxes on unrealized gains/(losses) are recorded in other comprehensive income for the decommissioning trusts which do not meet the criteria for regulatory accounting treatment as described above. Unrealized gains/(losses) above are reported before deferred taxes of $149 million and $130 million as of December 31, 2011 and 2010, respectively. The amortized cost of debt securities was $1,530 million as of December 31, 2011 and $1,475 million as of December 31, 2010. As of December 31, 2011, the debt securities have an average coupon rate of approximately 4.15%, an average duration of approximately 5.40 years, and an average maturity of approximately 8.53 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2011 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$ 130	$ 9	$ 123	$3
More than 12 months	43	5	60	2
Total	**$173**	**$14**	**$183**	**$5**

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2010 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$ 15	$1	$ 474	$ 11
More than 12 months	105	8	4	1
Total	**$120**	**$9**	**$478**	**$12**

The unrealized losses in excess of twelve months on equity securities above relate to Entergy's Utility operating companies and System Energy.

The fair value of debt securities, summarized by contractual maturities, as of December 31, 2011 and 2010 are as follows (in millions):

	2011	2010
Less than 1 year	$ 69	$ 37
1 year - 5 years	566	557
5 years - 10 years	583	512
10 years - 15 years	187	163
15 years - 20 years	42	47
20 years+	212	204
Total	**$1,659**	**$1,520**

During the years ended December 31, 2011, 2010, and 2009, proceeds from the dispositions of securities amounted to $1,360 million, $2,606 million, and $2,571 million, respectively. During the years ended December 31, 2011, 2010, and 2009, gross gains of $29 million, $69 million, and $80 million, respectively, and gross losses of $11 million, $9 million, and $30 million, respectively, were reclassified out of other comprehensive income into earnings.

Other Than Temporary Impairments and Unrealized Gains and Losses

Entergy evaluates unrealized losses at the end of each period to determine whether an other-than-temporary impairment has occurred. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, Entergy recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). Entergy did not have any material other-than-temporary impairments relating to credit losses on debt securities for the years ended December 31, 2011 and 2010. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Entergy recorded charges to other income of $0.1 million in 2011, $1 million in 2010, and $86 million in 2009, resulting from the recognition of the other-than-temporary impairment of certain equity securities held in its decommissioning trust funds.

NOTE 18. VARIABLE INTEREST ENTITIES

Under applicable authoritative accounting guidance, a variable interest entity (VIE) is an entity that conducts a business or holds property that possesses any of the following characteristics: an insufficient amount of equity at risk to finance its activities, equity owners who do not have the power to direct the significant activities of the entity (or have voting rights that are disproportionate to their ownership interest), or where equity holders do not receive expected losses or returns. An entity may have an interest in a VIE through ownership or other contractual rights or obligations, and is required to consolidate a VIE if it is the VIE's primary beneficiary.

The FASB issued authoritative accounting guidance that became effective in the first quarter 2010 that revised the manner in which entities evaluate whether consolidation is required for VIEs. Under the revised guidance, the primary beneficiary of a VIE is the entity that has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and has the obligation to absorb losses or has the right to residual returns that would potentially be significant to the entity. In conjunction with the adoption of the new guidance, Entergy updated reviews of its contracts and arrangements to determine whether Entergy is the primary beneficiary of a VIE based on the revisions to the previous consolidation model and other provisions of this standard. Based on this review Entergy determined that Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy should consolidate the respective companies from which they lease nuclear fuel, usually in a sale and leaseback transaction. This determination is because Entergy directs the nuclear fuel companies with respect to nuclear fuel purchases, assists the nuclear fuel companies in obtaining financing, and, if financing cannot be arranged, the lessee (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or System Energy) is responsible to repurchase nuclear fuel to allow the nuclear fuel company (the VIE) to meet its obligations. Under the previous guidance, the determination of the primary beneficiary of a VIE was based on ownership interests and the risks and rewards in the entity attributable to the variable interest holders. Therefore, the Entergy companies did not previously consolidate the nuclear fuel companies. Because Entergy has historically accounted for the leases with the nuclear fuel companies as capital lease obligations, the effect of consolidating the nuclear fuel companies did not materially affect Entergy's financial statements. During the term of the arrangements, none of the Entergy operating companies have been required to provide financial support apart from their scheduled lease payments. See Note 4 to the financial statements for details of the nuclear fuel companies' credit facility and commercial paper borrowings and long-term debt that are reported by Entergy, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy. These amounts also represent Entergy's and the respective Registrant Subsidiary's maximum exposure to losses associated with their respective interests in the nuclear fuel companies.

Entergy Texas determined that Entergy Gulf States Reconstruction Funding I, LLC, and Entergy Texas Restoration Funding, LLC, companies wholly-owned and consolidated by Entergy Texas, are variable interest entities and that Entergy Texas is the primary beneficiary. In June 2007, Entergy Gulf States Reconstruction Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Rita reconstruction costs. In November 2009, Entergy Texas Restoration Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs. With the proceeds, the variable interest entities purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of the variable interest entities, including the transition property, and the creditors of the variable interest entities do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to the variable interest entities except to remit transition charge collections. See Note 5 to the financial statements for additional details regarding the securitization bonds.

Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, is a variable interest entity and Entergy Arkansas is the primary beneficiary. In August 2010, Entergy Arkansas Restoration Funding issued storm cost recovery bonds to finance Entergy Arkansas's January 2009 ice storm damage restoration costs. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding, including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections. See Note 5 to the financial statements for additional details regarding the storm cost recovery bonds.

Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, is a variable interest entity and Entergy Louisiana is the primary beneficiary. In September 2011, Entergy Louisiana Investment Recovery Funding issued investment recovery bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. With the proceeds, Entergy Louisiana Investment Recovery Funding purchased from Entergy Louisiana the investment recovery property, which is the right to recover from customers through an investment recovery charge amounts sufficient to service the bonds. The investment recovery property is reflected as a regulatory asset on the consolidated Entergy Louisiana balance sheet. The creditors of Entergy Louisiana do not have recourse to the assets or revenues of Entergy Louisiana Investment Recovery Funding, including the investment recovery property, and the creditors of Entergy Louisiana Investment Recovery Funding do not have recourse to the assets or revenues of Entergy Louisiana. Entergy Louisiana has no payment obligations to Entergy Louisiana Investment Recovery Funding except to remit investment recovery charge collections. See Note 5 to the financial statements for additional details regarding the investment recovery bonds.

Entergy Louisiana and System Energy are also considered to each hold a variable interest in the lessors from which they lease undivided interests representing approximately 9.3% of the Waterford 3 and 11.5% of the Grand Gulf nuclear plants, respectively. Entergy Louisiana and System Energy are the lessees under these arrangements, which are described in more detail in Note 10 to the financial statements. Entergy Louisiana made payments on its lease, including interest, of $50.4 million in 2011, $35.1 million in 2010, and $32.5 million in 2009. System Energy made payments on its lease, including interest, of $49.4 million in 2011, $48.6 million in 2010, and $47.8 million in 2009. The lessors are banks acting in the capacity of owner trustee for the benefit of equity investors in the transactions pursuant to trust agreements entered solely for the purpose of facilitating the lease transactions. It is possible that Entergy Louisiana and System Energy may be considered as the primary beneficiary of the lessors, but Entergy is unable to apply the revised authoritative accounting guidance with respect to these VIEs because the lessors are not required to, and could not, provide the necessary financial information to consolidate the lessors. Because Entergy accounts for these leasing arrangements as capital financings, however, Entergy believes that consolidating the lessors would not materially affect the financial statements. In the unlikely event of default under a lease, remedies available to the lessor include payment by the lessee of the fair value of the undivided interest in the plant, payment of the present value of the basic rent payments, or payment of a predetermined casualty value. Entergy believes, however, that the obligations recorded on the balance sheets materially represent each company's potential exposure to loss.

Entergy has also reviewed various lease arrangements, power purchase agreements, and other agreements in which it holds a variable interest. In these cases, Entergy has determined that it is not the primary beneficiary of the related VIE because it does not have the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, or it does not have the obligation to absorb losses or the right to residual returns that would potentially be significant to the entity, or both.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2011 and 2010 for Entergy Corporation and subsidiaries were (in thousands):

	Operating Revenues	Operating Income	Consolidated Net Income	Net Income Attributable to Entergy Corporation
2011:				
First Quarter	$2,541,208	$510,891	$253,678	$248,663
Second Quarter	$2,803,279	$558,738	$320,598	$315,583
Third Quarter	$3,395,553	$600,909	$633,069	$628,054
Fourth Quarter	$2,489,033	$342,696	$160,027	$154,139
2010:				
First Quarter	$2,759,347	$476,714	$218,814	$213,799
Second Quarter	$2,862,950	$626,241	$320,283	$315,266
Third Quarter	$3,332,176	$770,642	$497,901	$492,886
Fourth Quarter	$2,533,104	$393,780	$233,307	$228,291

Earnings per Average Common Share

	2011		2010	
	Basic	Diluted	Basic	Diluted
First Quarter	$1.39	$1.38	$1.13	$1.12
Second Quarter	$1.77	$1.76	$1.67	$1.65
Third Quarter	$3.55	$3.53	$2.65	$2.62
Fourth Quarter	$0.88	$0.88	$1.27	$1.26

The business of the Utility operating companies is subject to seasonal fluctuations with the peak periods occurring during the third quarter.

ANNUAL MEETING

The 2012 Annual Meeting of Shareholders will be held on Friday, May 4, at the Hyatt Regency New Orleans, 601 Loyola Avenue, New Orleans, Louisiana. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749). Besides hearing recorded announcements, you can request information to be sent via fax or mail.

Visit our investor relations website at entergy.com/investor_relations for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit and Personnel Committees and Entergy's Code of Conduct. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 1-888-ENTERGY or writing to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

INSTITUTIONAL INVESTOR INQUIRIES

Securities analysts and representatives of financial institutions may contact Paula Waters, Vice President, Investor Relations at 504-576-4380 or pwater1@entergy.com.

SHAREHOLDER ACCOUNT INFORMATION

Computershare is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks or notifications of change of address should contact:

Computershare
480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 1-800-333-4368
www.computershare.com

COMMON STOCK INFORMATION

The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 31, 2012, there were 176,620,417 shares of Entergy common stock outstanding. Shareholders of record totaled 35,096, and approximately 55,000 investors held Entergy stock in "street name" through a broker.

CERTIFICATIONS

In May 2011, Entergy's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to its Report on Form 10-K for the fiscal year ended December 31, 2011.

DIVIDEND PAYMENTS

All of Entergy's 2011 distributions were taxable as dividend distributions. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2012 are:

DECLARATION DATE	RECORD DATE	PAYMENT DATE
January 27	February 9	March 1
April 4	May 10	June 1
July 27	August 9	September 4
October 26	November 8	December 3

Quarterly dividend payments (in cents-per-share):

QUARTER	2012	2011	2010	2009	2008
1	83	83	75	75	75
2		83	83	75	75
3		83	83	75	75
4		83	83	75	75

DIVIDEND REINVESTMENT/STOCK PURCHASE

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by Computershare. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact Computershare by telephone or internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

ENTERGY COMMON STOCK PRICES

The high and low trading prices for each quarterly period in 2011 and 2010 were as follows (in dollars):

	2011		2010	
QUARTER	HIGH	LOW	HIGH	LOW
1	74.50	64.72	83.09	75.25
2	70.40	65.15	84.33	71.28
3	69.14	57.60	80.80	70.35
4	74.00	62.66	77.90	68.65

ENVIRONMENTAL INFORMATION

Entergy's Sustainability Report and other information on Entergy's environmental policy is available on Entergy's website at entergy.com.

DIRECTORS

Maureen Scannell Bateman
Managing Director, Rose Hill Consultants, New York, New York. An Entergy director since 2000. Age, 68

Gary W. Edwards
Former Senior Executive Vice President of Conoco, Houston, Texas. Presiding Director of Entergy. An Entergy director since 2005. Age, 70

Alexis M. Herman
Chair and Chief Executive Officer of New Ventures, LLC, McLean, Virginia. An Entergy director since 2003. Age, 64

Donald C. Hintz
Former President, Entergy Corporation, Punta Gorda, Florida. An Entergy director since 2004. Age, 68

J. Wayne Leonard
Entergy Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer and elected to the Board of Directors on January 1, 1999; became Chairman on August 1, 2006. New Orleans, Louisiana. Age, 61

Stuart L. Levenick
Group President and Executive Office Member of Caterpillar, Inc., Peoria, Illinois. An Entergy director since 2005. Age, 58

Blanche Lambert Lincoln
Special Policy Advisor, Alston & Bird LLP, Arlington, Virginia. Joined the Entergy Board in 2011. Age, 51

Stewart C. Myers
Robert C. Merton (1970) Professor of Financial Economics, MIT Sloan School of Management, Cambridge, Massachusetts. An Entergy director since 2009. Age, 71

William A. Percy, II
Chairman and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. An Entergy director since 2000. Age, 72

W. J. "Billy" Tauzin
Owner, Tauzin Consultants, LLC, Washington, D.C. An Entergy director since 2005. Age, 68

Steven V. Wilkinson
Retired Audit Partner, Arthur Andersen LLP, Watersmeet, Michigan. An Entergy director since 2003. Age, 70

EXECUTIVE OFFICERS

J. Wayne Leonard
Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer on January 1, 1999 and Chairman on August 1, 2006. Former executive of Cinergy. Age, 61

Richard J. Smith
President, Entergy Wholesale Commodity Business. Joined Entergy in 2000. Former President of Cinergy Resources, Inc. Age, 60

Gary J. Taylor*
Group President, Utility Operations. Joined Entergy in 2000. Former Vice President of nuclear operations at South Carolina Electric & Gas Company. Age, 58

Leo P. Denault
Executive Vice President and Chief Financial Officer. Joined Entergy in 1999. Former Vice President of Cinergy. Age, 52

Mark T. Savoff
Executive Vice President and Chief Operating Officer. Joined Entergy in 2003. Former President, General Electric Power Systems – GE Nuclear Energy. Age, 55

Roderick K. West
Executive Vice President and Chief Administrative Officer. Joined Entergy in 1999. Former President and Chief Executive Officer of Entergy New Orleans, Inc. Age, 43

E. Renae Conley
Executive Vice President, Human Resources and Administration. Joined Entergy in 1999. Former President of Cincinnati Gas and Electric Company. Age, 54

John T. Herron
President and Chief Executive Officer Nuclear Operations/Chief Nuclear Officer. Joined Entergy in 2001. Former Site Vice President, Browns Ferry Plant, Tennessee Valley Authority. Age, 58

Marcus V. Brown
Senior Vice President and General Counsel. Joined Entergy in 1995. Promoted to Vice President and Deputy General Counsel in 2009. Age, 50

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1983. Promoted to Senior Vice President and Chief Accounting Officer in 2007. Age, 53

** Mr. Taylor has announced his decision to retire from the company in May 2012.*

Board of Directors


Maureen S. Bateman


Gary W. Edwards


Alexis M. Herman


Donald C. Hintz


J. Wayne Leonard


Stuart L. Levenick


Blanche L. Lincoln


Stewart C. Myers


William A. Percy, II


W. J. "Billy" Tauzin


Steven V. Wilkinson



Environmental

BENEFITS STATEMENT

This Entergy Corporation 2011 Annual Report is printed on Neenah Environment Papers – PC 100, made of 100 percent post-consumer waste material. It is Forest Stewardship Council™ certified, processed chlorine free, alkaline pH, and meets the American National Standards Institute standards for longevity.

By using Neenah Environment PC 100, Entergy Corporation saved the following resources:

Trees	2,166 Trees
Water	989,926 Gallons
Energy	685 Million BTUs
Solid Waste	60,103 Pounds
CO_2 Equiv. Emissions	205,540 Pounds

Environmental impact estimates were made using the Environmental Defense Fund Paper Calculator. For more information visit http://www.papercalculator.org.

